As filed with the Securities and Exchange Commission on November 18, 2025
Registration Number 333-290001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Park Dental Partners, Inc.
(Exact name of registrant as specified in its charter)
Minnesota (State or Other Jurisdiction of Incorporation or Organization)	8090 (Primary Standard Industrial Classification Code Number)	93-2020683 (I.R.S. Employer Identification Number)

2200 County Road C West, Suite 2210
Roseville, Minnesota 55113
(651) 633-0500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Peter G. Swenson
Chief Executive Officer
Park Dental Partners, Inc.
2200 County Road C West, Suite 2210
Roseville, Minnesota 55113
(651) 633-0500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Philip T. Colton, Esq. Winthrop & Weinstine, P.A. 225 S. Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 Telephone: (612) 604-6400	Jonathan R. Zimmerman, Esq. Tyler Vivian, Esq. Faegre Drinker Biddle Reath LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402-1425 (612) 766-7000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filed, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging Growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2025
PRELIMINARY PROSPECTUS
1,535,000 Shares of Common Stock
Underwriter Warrants to Purchase 92,100 Shares of Common Stock
92,100 Shares Underlying the Underwriter Warrants
COMMON STOCK

This is the initial public offering of shares of our Common Stock, par value $0.0001 per share. We are selling 1,535,000 shares of Common Stock.
Prior to this offering, there has been no public market for our Common Stock. The initial public offering price of our Common Stock is expected to be between $12.00 and $14.00 per share. We intend to list our Common Stock on the Nasdaq Capital Market under the symbol “PARK”.
The underwriters have a 30-day option to purchase up to an additional 230,250 shares of Common Stock from us to cover over-allotments.
Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 23.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Price to Public	Underwriting Discounts and Commissions(1)(2)	Proceeds, Before Expenses, to Us
Per Share	$	$	$
Total	$	$	$

(1)
Assumes no exercise of the over-allotment option by the underwriters.

(2)
The registration statement, of which this prospectus is a part, also registers for sale a warrant to purchase 92,100 shares of Common Stock to be issued to the representative of the underwriters as well as the shares underlying such warrant. We have agreed to issue the warrant to the representative as a portion of the underwriting compensation payable to the underwriters in connection with this offering. See “Underwriting” beginning on page 117 of this prospectus for additional information regarding total underwriting compensation.

Delivery of the shares of Common Stock against payment will be made on or about [           ], 2025.
Northland Capital MarketsCraig-Hallum
The date of this prospectus is [           ], 2025.

ABOUT THIS PROSPECTUS
You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our Common Stock. Our business, results of operations and financial condition may have changed since such date. We will include interim financial information when the registration statement is publicly filed for the first time.
For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the

United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Common Stock and the distribution of this prospectus outside the United States.
INDUSTRY AND MARKET DATA
Within this prospectus, we reference information and statistics regarding the industry in which we operate. We have obtained this information and statistics from various independent third-party sources, independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. The information is as of its original publication dates (and not as of the date of this prospectus). Data regarding the industry in which we compete and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry.
In addition, assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
TRADEMARKS, SERVICE MARKS, TRADENAMES, AND COPYRIGHTS
We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States. Unless otherwise indicated, all trademarks, service marks, trade names, and copyrights appearing in this prospectus are proprietary to us, our affiliates, and/or licensors. This prospectus also contains trademarks, tradenames, service marks, and copyrights of third parties, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames, service marks, and copyrights referred to in this prospectus may appear without the ®, ™, SM, or © symbols, but such references without the symbols are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks, and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks, or copyrights to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.
BASIS OF PRESENTATION
We are a dental resource organization that provides administrative and other business support services to affiliated general and multi-specialty dental practices. We currently have exclusive long-term agreements with the following affiliated dental practices — PDG, P.A., Dental Specialists of Minnesota, PLLC and Orthodontic Specialists of Minnesota, PLLC (together, “affiliated dental practices”). We currently support over 200 dentists across 84 practice locations. As a result of our exclusive, long-term Administrative Resource Agreements with our affiliated dental practices, we have a variable interest and are the primary beneficiary in those affiliated dental practices. Accordingly, our consolidated financial results include the consolidated results of the affiliated dental practices in which we do not hold an equity interest. See further description under Note 16, Variable Interest Entities, of the Notes to the Consolidated Financial Statements presented elsewhere in this Prospectus.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures to which they relate.

NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted EBITDA Percentage,” “Adjusted Gross Margin,” and “Adjusted Gross Margin Percentage.”
We present Adjusted EBITDA, Adjusted EBITDA Percentage, Adjusted Gross Margin, and Adjusted Gross Margin Percentage in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe these non-GAAP measures assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our operating performance. Management believes Adjusted EBITDA, Adjusted EBITDA Percentage, Adjusted Gross Margin, and Adjusted Gross Margin Percentage are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA, Adjusted EBITDA Percentage, Adjusted Gross Margin and Adjusted Gross Margin Percentage to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
Adjusted EBITDA, Adjusted EBITDA Percentage, Adjusted Gross Margin, and Adjusted Gross Margin Percentage are not recognized terms under GAAP and should not be considered as alternatives to net income (loss) or gross margin as measures of financial performance or cash provided by operating activities as measures of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be measures of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. Because not all companies use identical calculations, the presentation of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of such measures to the most directly comparable GAAP measures, see “Summary — Summary Historical Financial and Other Data.”
NON-GAAP MEASURES DEFINITIONS
“Adjusted EBITDA” is defined as net income (loss) adjusted to exclude interest expense (income), net, provision for (benefit from) income taxes, depreciation and amortization, share-based compensation, discretionary shareholder bonuses, non-qualified deferred compensation expenses, and restructuring costs.
“Adjusted EBITDA Percentage” is defined as Adjusted EBITDA as a percentage of consolidated revenue.
“Adjusted Gross Margin” is defined as Gross Margin excluding depreciation expense, discretionary shareholder bonuses, non-qualified deferred compensation expenses, and restructuring costs.
“Adjusted Gross Margin Percentage” is defined as Adjusted Gross Margin as a percentage of consolidated revenue.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should read this entire prospectus carefully, especially the risks of investing in our Common Stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, the terms “Company,” “we,” “our,” “us,” and “PDPI”, refer to Park Dental Partners, Inc., as well as the affiliated dental practices in which we do not hold an equity interest but which are consolidated as a result of contractual relationships which provide the Company a beneficial and controlling financial interest in the affiliated dental practices, except as otherwise indicated herein or as the context otherwise requires.
Our Company
As a dental resource organization (“DRO”) operating through Park Dental Partners, Inc., and subsidiaries, we provide comprehensive business support services including clinical team members, administrative personnel, facilities and equipment to our affiliated general and multi-specialty dental practices (which are not legal subsidiaries) throughout Minnesota and Wisconsin. Our network of affiliated dental practices employs over 200 dentists across 84 practice locations and was ranked as one of Minnesota’s largest private companies by revenue by the Minneapolis/St Paul Business Journal in June 2025. Our clinical support team includes over 900 hygienists, dental assistants, and patient care coordinators that support affiliated dentists in operating their dental practices. Our network of affiliated dental practices has been operating for over fifty years, beginning with the establishment of the general dentistry group in 1972. The mission of our affiliated dental practices since inception has been to ensure patients enjoy the benefits of a lifetime of good oral health. This mission continues to be the driving force behind our organization today.
Our network of affiliated dental practices provides both general and specialty dental services, including oral surgery, periodontics, pediatric dentistry, prosthodontics, endodontics, and orthodontics, under long-term agreements with initial terms of 30 years, with automatic 5-year renewals. We have established a significant footprint and brand awareness in our current markets. Our revenues, derived primarily from our affiliated dental practices’ provision of dental services, were approximately $183.3 million and $172.9 million for the nine months ended September 30, 2025 and 2024, respectively, and were approximately $229.8 million and $223.5 million for the years ended December 31, 2024 and 2023, respectively.
Our material revenues are comprised of dental services, which includes the consolidated revenues of our affiliated dental practices. Dental services are provided to patients, who typically pay for services through private insurance plans, government insurance plans, or directly. Approximately 91% and 93% of total revenues for each of the nine months ended September 30, 2025, and 2024, respectively, and approximately 93% of total revenues for each of the years ended December 31, 2024 and 2023, respectively, were derived from patients with private insurance or government sponsored plans. Dental care patients tend to be price-sensitive because many pay for a significant portion of their dental expenses on an out-of-pocket basis.
We have steadily grown by adding new dentists and team members, expanding existing practices, implementing operating efficiencies, and by acquiring existing practices. Our organic expansion includes opening de novo practices, which are new practice locations opened with our affiliated dentists in existing or new markets. Since the start of calendar 2014 we have acquired 40 practices and opened 11 de novo practices. On average, de novo practices are cash flow positive within approximately six months, meaning that the practice location monthly Gross Margin excluding depreciation is positive. Of the 11 de novo practices opened since 2014, more than 80% were cash flow positive within six months. We attribute this success to our established model that streamlines day-to-day dental practice operations by providing key business and administrative resources, allowing dentists and team members to focus on patient care. We plan to expand our existing general and multi-specialty dental brands, establishing a group of successful, respected dental practices.
Dentists hold a majority interest in our organization, which we believe is a key differentiator between our model and those of our competitors. Our model provides our affiliated dentists with significant organizational input because our affiliated dentists, who are majority shareholders in the business, are directly involved in our governance through their right to appoint three directors to the Board of Directors. We believe this right helps ensure that our affiliated dentists maintain a professional voice in governance that helps focus the organization on ensuring patients enjoy the benefits of a lifetime of good oral health. We believe this compelling model allows for greater input and provides enhanced stewardship for dentists, which assists with attracting and retaining dental professionals and serves as a catalyst for future growth. By contrast, we believe traditional dental organization ownership structures, many of which are funded by private equity, introduce constraints and concessions that limit dentists’ clinical autonomy and can restrict or omit dentists’ professional voice in governance.
The Dental Services Industry
The dental services industry in the United States is a significant sector of the healthcare system, encompassing a wide range of services such as preventive care (cleanings, exams), restorative treatments (fillings, crowns) and specialty dental services, such as oral surgery, periodontics, pediatric dentistry, prosthodontics, endodontics and orthodontics. The affiliated dental practices we support deliver this full range of dental services.
The dental services industry is a large and growing market. According to 2023 estimates from National Health Expenditure Data, Centers for Medicare & Medicaid Services (“CMS”), the U.S. dental services market is valued at approximately $173 billion, and is expected to grow to over $266 billion by 2032. The industry typically experiences steady growth driven by increasing awareness of oral health, greater emphasis on periodontal maintenance, the aging population, and advancements in dental technology. In 2023, Americans spent approximately $67 billion out of pocket on dental care, with the majority of expenses falling under private insurance, out-of-pocket payments, and government programs like Medicaid.
The industry is in the early stages of consolidation, as independent dentists have seen value in aligning with dental support organizations that manage back-office services allowing dentists to spend more of their time on clinical patient care. According to the American Dental Association (“ADA”) Health Policy Institute, as of 2023, approximately 75% of U.S. dentists work in a solo practice or in a practice with just one other dentist. This ADA report also found that as of 2023, 13.8% of U.S. dentists work in a dental support organization, up from 7.4% in 2015. This reflects the growing trend of dentists joining support organizations, which provide business and administrative support services to dental practices, such as staffing, marketing, billing, and facility management. The growth of support organizations is driven by factors such as the rising operational costs of solo practices, changing business dynamics in healthcare, and the desire for dentists to focus more on clinical care while delegating administrative functions.
According to the 2022 Survey of Dental Practice by the American Dental Association (ADA), the average cost of operating a dental practice for a solo practitioner is typically 22% higher than the cost of running a group dental practice such as one supported by a dental support organization. These associated cost synergies are typically due to the efficiencies and economies of scale provided by support organizations, which handle administrative functions such as marketing, staffing, billing, and purchasing equipment and supplies, helping to lower overhead costs for the dental practices they support. These characteristics create an operating environment that is favorable to the support organization and affiliated practices and provides an attractive growth opportunity. This cost-efficiency, combined with the increasing complexity of running a dental practice, points to significant expansion potential for dental support organizations as the dental services market continues to evolve.
Dental services are primarily paid for via private insurance and out-of-pocket patient payments, and have low reliance on government programs for reimbursement. The dental services industry differs from other healthcare sectors due to its consumer-driven nature and distinct patient payment structure. According to CMS, 38.9% of dental services payments came from out-of-pocket consumer expenditures in 2023, compared to just 12.3% for other medical services. Furthermore, a large portion of dental services, about 44.3%, are financed through private sources, including private insurance and direct payments, with only 16.8% of expenditures covered by government programs like Medicaid and Medicare. This private financing structure contributes to the industry’s resilience and growth potential and enables quicker collection and reduced billing disputes.

Our Competitive Strengths
We believe the following competitive strengths contribute significantly to our success and position us for growth:
•
History of Growth Through Affiliated Dental Practices/Organization Support.   We have over 50 years of experience supporting dental practices, and in that time have grown revenues from zero to over $229 million. Through centralized management, economies of scale, advanced technology, and standardized clinical practices, we enable our practices to streamline operations, enhance patient care and drive growth and operating profits. This support has enabled the dental practices we support to grow from 145 dentists in 2015 to 206 in 2024, a 42% increase, and in the last two years since the commencement of fiscal 2023, our affiliated practices have grown from 192 dentists to 206 in 2024, a 7% increase.

•
Patient Centered Quality Care.   For over 50 years, our affiliated dental practices have focused on patient-centered care and have been leaders in oral health in the communities they serve, having been voted the Star Tribune Reader’s Choice — Minnesota’s Best “Gold Best Dentist” in each of the past 4 years. Patients at our affiliated dental practices typically return for preventative care treatment twice per year. As a result, our revenues are driven by a highly recurring patient base. In 2024, 89.2% of our general dentistry patients returned for subsequent appointments. Our affiliated dental practices have achieved industry-leading patient satisfaction scores with a 97th percentile ranking for 2024 in national Press Ganey Surveys, our practices are accredited with the Accreditation Association for Ambulatory Health Care (AAAHC) and we continually measure and seek to improve through internal quality assurance processes including on-going training, peer review and policy compliance assessments that assist our affiliated dental practices with delivering consistent care that benefits patient health outcomes.

•
Leading market positions in large and growing markets.   We support 84 practice locations in the states of Minnesota and Wisconsin. Our largest concentration of dentists is in Minnesota with 201 affiliated dentists, with most operating in the Minneapolis and St. Paul metro area. With more than 330,000 active patients, affiliated dental practices hold a leading market position of the estimated 3.2 million active dental patients within the seven county Minneapolis and St. Paul metro area. The concentrated presence of our affiliated dental practices within the markets we serve increases our internal patient referrals and makes our external marketing efforts more efficient and cost effective. The scale it provides enhances patient retention and new patient acquisition. Patient growth is supported primarily by “word of mouth” referrals by existing patients and is supplemented by marketing efforts online and in surrounding communities. The American Dental Association reports that nearly two-thirds (63.7%) of the new patients in general dentistry practices are referred by existing patients.

•
Established infrastructure driving a low-cost operating structure.   Our infrastructure creates a low-cost operating structure by centralizing administrative functions. We actively manage the supply chain of our affiliated dental practices, which allows us to leverage our purchasing volume to obtain favorable pricing from third party vendors. In addition to direct cost savings, we achieve operational efficiencies by sharing best practices across locations and provide centralized information technology support, advanced software applications, human resources, marketing, regulatory compliance, patient communication services, patient billing and other administrative services.

•
Proven track record of acquiring and opening de novo practices with attractive unit economics.   Since the start of calendar 2014, our affiliated dental practices have acquired 40 practices and opened and successfully operated 11 de novo practices. On average, the consideration paid to acquire these 40 dental practices was approximately $850 thousand per practice. The acquisition of practices and roll-out of de novo practices allows us to leverage our existing management team and operating costs, utilize our knowledge of the local market to secure the most attractive locations, and to increase practice density in a market to drive additional operating and marketing efficiencies. Based on our operating model, de novo practices are opened by the affiliated dental practice, with planning and other non-clinical support services, including staffing provided by the DRO. We collaborate with the affiliated practice to plan each de novo location. On average, our de novo practices required capital investment of approximately $800 thousand per new location, and have typically been cash flow positive within approximately six months of opening.

•
Innovative Governance Model for Professional Voice.   We have created an innovative organizational structure that provides an optimal environment for dentists to practice. We believe this structure allows us to retain and attract dentists (our most valuable asset), which in turn, drives growth for our organization. Our structure provides practicing dentists with clinical control over their practice and significant influence in the governance of the organization. This structure includes a non-consolidated advisory entity, DDS Advisor LLC, composed of 76 practicing member dentists from our affiliated dental practices who also hold a minimum prescribed equity position in Park Dental Partners, Inc. common stock. These advisory member dentists are responsible for electing the board of managers, which, in turn, holds the authority to appoint a minimum of three directors to the Park Dental Partners, Inc. Board of Directors. The advisory entity itself does not possess any equity interest, and the members of its board of managers serve in an uncompensated capacity. Member units in DDS Advisor LLC have no economic value. We believe this unique structure is a key pillar of future growth through dentist recruitment and practice acquisition. We believe it also reduces dentist turnover and ensures a long-term focus on quality care. Our leadership will continue to prioritize patient care and team member satisfaction, focusing on the same goals that have driven our affiliated dental practices’ success over the past 50+ years. This stability helps ensure that our organization can pursue growth and innovation while fostering a familiar and supportive atmosphere for dentists, team members and patients.

•
Dyad Leadership Model.   We operate under a dyad leadership model where clinical leaders partner with administrative leaders to oversee support functions. This is a best-in-class healthcare operating model which allows each dentist to focus on core competencies to create a harmonious, patient-centered healthcare experience, and has led to both industry-leading 97th percentile patient satisfaction score in the 2024 national Press Ganey Survey, and accreditation of our affiliated practices with the Accreditation Association for Ambulatory Health Care (AAAHC). With over 40 dentists actively involved in some leadership capacity in the business, this model ensures that our care is both clinically excellent and operationally efficient, always prioritizing the well-being and satisfaction of our patients. This collaboration ensures that every decision, from daily operations to strategic planning, is deeply rooted in our commitment to patient care.

•
Experienced and Proven Leadership Team.   We are led by an experienced team of executives and dental professionals with an average of over 25 years of experience in successfully growing and supporting our affiliated dental practices. Our chief executive officer has served in leadership capacities within the organization for over two decades, steering executive and operational functions, and leading the growth of the group from 99 dentists to over 200 dentists with a clinical support team including over 900 hygienists, dental assistants, and patient care coordinators. In addition, our chief executive officer works in close collaboration with key dentist leaders in all facets of the governance and management of the organization.

Our Growth Strategy
Our growth strategy is built upon the following elements of our business strategy:

•
Leverage proven track record.   We have a proven track record of achieving growth in revenues from existing locations. We have increased revenue on a year over year basis related to dental practices operating for at least 13 full months (Same Practice Revenue), by 5.8% and 2.5% for the nine months ended September 30, 2025 and 2024, respectively, and 1.6% and 6.3% for the years ended December 31, 2024 and 2023, respectively. We have also grown the number of practice locations within our organization from 60 to 84 since 2014 and the number of dentists within our affiliated dental practices has increased from 136 to 218 over the same timeframe.

We plan to continue to support and assist our practices to build additional practice revenue by:
•
adding dentists and hygienists;

•
increasing patients’ completion of their diagnosed dental treatment plan;

•
introducing new specialty services;

•
improving dentist and hygienist efficiency and productivity through technology and workflow enhancements, and

•
opening de novo practices in existing markets.

We currently have the capacity to more than double the number of dentists we support within our existing markets alone. U.S. dental services market growth is projected at 4.9% annually according to the National Health Expenditures Data, Centers for Medicare & Medicaid Services (CMS). If we are able to grow at industry growth rates and succeed in our practice acquisition strategy, and absent other circumstances, we currently believe that we will double the size of dentists we support within a seven to 10-year timeframe.
We believe preventive, general and specialty dental care offer substantial opportunities for growth within our Metropolitan Statistical Areas (“MSA” as defined by the U.S. government through the U.S. Office of Management and Budget). This growth is driven by several factors, including increasing awareness of oral health’s connection to overall health, demographic shifts such as aging populations, and a growing demand for cosmetic and elective dental services. Additionally, as patient demand for specialized services such as oral surgery, endodontics, and prosthodontics increases, we are well-positioned to capture additional market share through strategic investments in specialist recruitment, training, and service delivery models.
We also intend to focus on expanding our presence primarily in medium and large MSAs. The U.S. Office of Management and Budget does not officially define medium and large MSAs. We consider medium MSAs as metropolitan areas having populations between 250,000 and 999,999, while large MSAs are metropolitan areas with populations of 1,000,000 or more. These MSAs align with our strategic priorities by offering potential expansion areas with favorable demographic trends, and an unmet need for accessible, high-quality dental care. Based on the 2024 data of the U.S. Census Bureau, Annual Estimates of the Resident Population for Metropolitan Statistical Areas in the United States and Puerto Rico: April 1, 2020 to July 2024, we estimate there are approximately 230 medium and large MSAs across the United States that meet our criteria. These markets closely align with our core competencies in supporting preventive and comprehensive dental services, fostering a model of care that emphasizes long-term patient relationships and community integration. We are targeting the expansion around our core MSAs today, as well as opportunistic acquisitions in selected national markets, however we are unable to determine where future acquisition opportunities may arise, the timing of any opportunities, and we are also unable to quantify or disclose the number of future MSAs that may be targeted.
•
Leveraging our scalable infrastructure to improve operating margins.   We will continue to leverage our infrastructure and the local market presence of our affiliated dental practices to obtain favorable pricing from vendors and suppliers and to secure leases with attractive terms. We also plan to continue to streamline local practice administrative work, such as patient scheduling, billing, collections, payroll and accounting. We have built an infrastructure that supports organic and inorganic practice growth, which will allow us to further leverage our operating costs. In addition, our scalable and integrated information systems technology tracks daily operational and financial performance by practice so that we can identify and respond quickly to changes in specific markets and continue to improve administrative efficiency and productivity.

•
Selectively acquiring or affiliating with existing dental practices.   We have a proven ability and intent to grow by entering into exclusive, long-term support agreements and asset-purchase agreements with existing dental practices. Our ability to identify, acquire, integrate and affiliate with independent practices in a cost-effective manner will be an important element in our continued growth and our geographic expansion into other states. We continually evaluate and selectively pursue strategic growth opportunities, as we believe there is significant demand for our patient-centric care model in communities across the country. We intend to enter new markets through acquisition and partnership opportunities where we are confident that we can employ our best practices and established model to grow our market share. By focusing primarily on medium and large MSAs, our disciplined growth strategy ensures scalable, sustainable expansion while maintaining our commitment to supporting the delivery of high-quality care in a caring manner. This focus will enable us to address growing patient needs while solidifying our leadership in the dental services industry.
We will continue to follow a highly disciplined approach when evaluating growth opportunities.
Historical Revenue Growth
Revenues have grown by $130M over the past eleven years
Closed 40 Acquisitions(1) since 2014

(1)
Acquisitions transaction types include standalone, reverse roll-in, roll-in, patient list, and standalone acquisitions

Note: Amounts in millions except acquisitions
2023 Reorganization
In May 2023, our affiliated dental practice shareholders voted to reorganize the business support services of our affiliated dental practices into Park Dental Partners, Inc., a new type of DRO, owned by the dental practice shareholders. The combination of practices into a DRO created an operating structure which can enhance future growth by allowing the organization to raise additional capital beyond the existing practicing dentist shareholders. The reorganization operating structure became effective on October 1, 2023, and was structured as an IRC 355 and 368(a)(1)(D) spin-off reorganization. Park Dental Partners, Inc. was created as a corporation established in the State of Minnesota. Preceding the restructuring, effective September 29, 2023, PDG Northern Minnesota, PLLC (“NMN”), a provider of general dental care services in the Duluth, Minnesota area, was merged into PDG.
Shareholders ownership interests in our legacy entities, PDG, TDS and OSM, were converted into ownership in Park Dental Partners, Inc. via a contribution and exchange agreement, whereby Park Dental Partners, Inc. received certain assets in exchange for the transfer of ownership interests. Park Dental Partners, Inc. shareholders received a substantially pro-rata distribution of Park Dental Partners, Inc. stock based on their relative ownership interests in the legacy entities, and retained rights to historical deferred compensation balances associated with their prior shareholder arrangements practices. A single affiliated dentist retained ownership of each of the legacy entities, which operates as an affiliated practice. The ownership interest of each affiliated practice is subject to certain stock transfer restrictions.

Our practices operate through separate professional entities, each operating under a long-term contractual Administrative Resource Agreement arrangement with the DRO. Each affiliated professional entity is owned by a single affiliated dentist. A diagram of these post restructuring arrangements is displayed below:

(1)
DDS Advisor LLC is affiliated by common shareholders, as the members of DDS Advisor LLC must at a minimum, be both a practicing dentist of an affiliated dental practice, and a common shareholder of Park Dental Partners, Inc. DDS Advisor LLC was created by Park Dental Partners, Inc., however, it holds no direct equity interest in Park Dental Partners, Inc. and has no operations. See further discussion under Innovative Governance Model for Professional Voice, elsewhere in Prospectus.

(2)
DDS Advisor LLC has the right to appoint a minimum of three Directors to the Park Dental Partners, Inc. Board of Directors. See further discussion under Classified Board and Composition and Classified Board of Directors/Three Directors Appointed by Affiliated Entity elsewhere in this Prospectus.

(3)
Park Dental Partners, Inc. is the sole holder of equity in PDP MN, LLC. Park Dental Partners, Inc. has no equity interest in any affiliated dental practices, which are each solely owned by individual dentist shareholders as noted in the above diagram.

Effective October 1, 2023, each Administrative Resources Agreement established the DRO as the exclusive provider of non-clinical services to each practice — such as billing, collections, staffing, marketing, compliance, and facilities management — allowing the affiliated dental group to focus solely on delivering professional dental services.
Each Administrative Resource Agreement ensures compliance with laws in certain states, including Minnesota, prohibiting the unlicensed practice of dentistry, and clearly delineates that all clinical decisions remain under the affiliated dental group’s control. Each agreement also includes detailed provisions on financial arrangements, including a management fee (based on a percentage of net collections), confidentiality, indemnification, and termination rights. The agreements are effective for 30 years with automatic five-year renewals, unless another termination date is mutually agreed upon. Each agreement also includes restrictive covenants and HIPAA compliance obligations. Loss of an affiliated dental practice or breach of an administrative resource agreement could also result in regulatory issues.
The long-term Administrative Resources Agreements under which we provide business support services, non-clinical personnel, and facilities and equipment to the affiliated dental practices, allows for the DRO to receive a management fee plus reimbursement of certain costs incurred by us in connection with fulfilling our responsibilities under these services agreements. Under the Administrative Resources Agreements, the affiliated dental group agrees to pay the DRO a monthly management service fee equal to approximately 15% – 18% of the affiliated dental group’s net collections. Net collections are defined as the actual cash receipts collected by the affiliated dental group, minus any patient or payor refunds, adjustments, and payments made to third-party collection agencies. The agreements also stipulate that the management fee will automatically increase by 5% annually unless both parties agree in writing to a different arrangement. As a result of our exclusive, long-term Administrative Resource Agreements with our affiliated dental practices, we have a variable interest and are the primary beneficiary in those affiliated dental practices. Accordingly, our consolidated financial results include the consolidated results of the affiliated dental practices in which we do not hold an equity interest. See further description under Note 16, Variable Interest

Entities, of the Consolidated Financial Statements presented elsewhere in this Prospectus. Termination of an administrative resource agreement could result in the deconsolidation of the affiliated practices.
Additionally, the affiliated dental practices are responsible for fully reimbursing the DRO, without any markup, for all costs, expenses, and liabilities incurred in connection with the services rendered under the agreement or related to the operation and maintenance of the affiliated dental group’s business.
Stock transfer restrictions exist between Park Dental Partners, Inc., the affiliated dental organization and the single designated doctor who is the sole holder of the equity of the respective affiliated dental practice. The restrictions ensure continuity and compliance with legal and operational standards. Transfers are only permitted under specific conditions, such as the single designated doctor’s death, disability, or disqualification, and must be made to a designated transferee approved by Park Dental Partners, Inc. The restrictions outline procedures for such transfers, including automatic resignation from company roles and payment terms. The agreement also includes provisions for arbitration, enforcement, and confidentiality, as governed by Minnesota law.
Risks Factors Summary
Our business is subject to a number of risks of which you should be aware before making an investment decision to purchase our shares of Common Stock. You should carefully consider all information set forth in this prospectus and, in particular, should evaluate specific factors set forth in the section titled “Risk Factors” in deciding whether to invest in our shares of Common Stock. Among these important risks are the following:

•
Our business model is impacted by general economic conditions, particularly in Minnesota where most of our affiliated dental practices are located. Our affiliated dental practices in Minnesota generated 98.7% and 98.5% of our revenue for the nine months ended September 30, 2025 and 2024, respectively, and 98.9% and 98.7% of our revenue for the years ended December 31, 2024 and 2023, respectively.

•
We depend on our contractual arrangements with our affiliated dental practices and our success depends largely on our ability to provide effective business support services to our affiliated dental practices that result in increased revenues.

•
Our business is dependent on long-term arrangements with our affiliated dental practices for which we are the primary beneficiary. Termination and/or breach of an administrative resource agreement could result in a material adverse effect on our financial results, change the variable interest structure analysis and result in an inability to consolidate revenues or affiliated dental practices. It could also potentially result in regulatory issues.

•
Our profitability is also dependent upon the performance of our affiliated dental practices and dentists in areas we do not control, such as the delivery of patient care.

•
If our affiliated dental practices are unable to attract and retain qualified dentists, specialists and dental hygienists, their ability to attract and maintain patients and generate revenue could be negatively affected.

•
Our growth strategy depends on our ability to increase the number of locations in which our affiliated dental groups practice. Expansion involves many challenges, including selecting the appropriate site, attracting patients to the new locations, and attracting, training and retaining dental professionals to the new locations.

•
A portion of our growth and future financial performance depends on our ability to integrate acquired dental practices and the success of those acquisitions.

•
Our affiliated dental practices compete for patients in a highly competitive environment that may make it difficult to increase patient volumes and revenues.

•
We are reliant upon affiliated dentists and other personnel to practice within the scope of their profession and in accordance with professional standards and could be harmed by misconduct by our affiliated dentists and other personnel.

•
Our success is dependent on the dentists who provide patient care in the affiliated dental practices with whom we enter into administrative resources agreements, and we may have difficulty locating qualified dentists to replace affiliated dental practice owners.

•
Rising inflation and interest rates may result in an increased cost of dental services which could have a material adverse effect on our results of operations as many of our patients pay for dental services on an out of pocket basis.

•
A loss of the services of our key management team members could have a material adverse effect on our business.

•
Our business model depends on proprietary and third-party management information systems that we use to track financial and operating performance of affiliated dental practices, and any failure to successfully design and maintain these systems or implement new systems could materially harm our operations.

•
We are increasingly dependent on technology in our operations and, if our technology fails, our business could be adversely affected.

•
A cybersecurity incident, including a privacy breach, could negatively impact our business and our relationships with patients, personnel and suppliers and may lead to significant liabilities, including through litigation or regulatory action.

•
We may not be able to adequately protect our and our affiliated dental practices’ intellectual property, which could harm the value of our brand and adversely affect our business.

•
We or one of our affiliated dental practices could be found to have infringed on the intellectual property rights of others and may be subject to infringement claims.

•
We and our affiliated dental practices are subject to complex laws, rules and regulations, compliance with which may be costly and burdensome.

•
We along with our affiliated dental practices and their dentists may be subject to malpractice and other similar claims and may be unable to obtain or maintain adequate insurance against these claims.

•
Our revenue and that of our affiliated dental practices may be adversely affected by the actions of insurance providers and federal and state agencies, including downward reimbursement pressure from these entities.

•
Our affiliated dental practices rely on arrangements with, and payments from, third-party payors. The inability to collect payments from such payors and patients in the amounts anticipated (and in a timely manner) could impact the ability of our affiliated dental practices to pay our support fees and in turn could adversely impact our profitability.

•
Our business may be interrupted by litigation or regulatory action.

•
Covenants in our debt agreements may adversely affect our operations.

•
We may have substantial future capital requirements, and our ability to obtain additional funding is uncertain.

•
We cannot guarantee future financial performance based on our historical performance.

•
There has been no prior public market for our Common Stock and an active market may not develop or be maintained, which could limit your ability to sell shares of our Common Stock.

•
We expect that the price of our Common Stock will fluctuate significantly.

•
Future sales of our Common Stock, or the perception that such sales may occur, could depress our Common Stock price.

•
Investors in this offering will experience immediate and substantial dilution.

•
Our issuance of additional shares of Common Stock in connection with financings, acquisitions, investments, equity incentive plans, or otherwise will dilute all shareholders.

•
Our Common Stock does not control voting rights for all Board of Directors positions. Our affiliated dentists control the right to appoint three directors to the Board of Directors.

•
The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

•
Our senior management team has limited experience managing a public company.

•
If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Common Stock, the price of our Common Stock could decline.

•
Our amended and restated bylaws contain, and our restated certificate of incorporation and Minnesota law contain, provisions that could discourage another company from acquiring us and may prevent attempts by our shareholders to replace or remove our current management.

Emerging Growth Company Status
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In addition, we have in this prospectus taken and intend to continue to take advantage of certain reduced reporting obligations, including disclosing only two years of audited consolidated financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations. We may take advantage of these exemptions until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering or the date we cease to be an “emerging growth company,” which will be the earliest of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer;” and (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities.
In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act.
Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
Our Corporate Information
Our affiliated dental practices have been in operation since the founding of Park Dental in 1972. In May 2023, the owners of our affiliated dental practices established a dental resource organization 100% owned by dentists and management, through the creation of Park Dental Partners, Inc. and transitioned to the new operating structure on October 1, 2023. Park Dental Partners, Inc was incorporated in the state of Minnesota in 2023 to act as a dental resource organization for the operating affiliated dental practices. Our principal executive offices are located at 2200 County Road C West, Suite 2210, Roseville, Minnesota 55113. The telephone number of our principal executive office is (651) 633-0500, and our main corporate website is www.parkdentalpartners.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering
Common Stock outstanding prior to this offering (includes 839,095 shares that will vest immediately upon completion of the offering)	2,556,636 Shares

Diluted Common Stock outstanding prior to this offering (includes 839,095 shares of restricted stock that will vest immediately upon completion of the offering and 2,517,284 shares of restricted stock that will vest within 12 quarters of the offering)
5,073,919 Shares
Common Stock offered	1,535,000 Shares (1,765,250 Shares if the underwriters exercise their over-allotment option in full)
Common Stock to be outstanding after this offering	4,091,636 Shares (4,321,886 Shares if the underwriters exercise their over-allotment option in full)
Diluted Common Stock to be outstanding after this offering (includes 839,095 shares of restricted stock that will vest immediately upon completion of the offering and 2,517,284 shares of restricted stock that will vest within 12 quarters of the offering)	6,608,919 Shares (6,839,169 Shares if the underwriters exercise their over allotment option in full)
Use of proceeds	We estimate that the net proceeds from this offering after costs will be approximately $18.1 million (approximately $20.8 million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions of approximately $1.4 million and our estimated offering expenses of approximately $0.5 million, which include legal, accounting, printing and other offering expenses. We intend to use the net proceeds from this offering primarily to grow our number of affiliates and dentists organically and inorganically and for working capital and general corporate purposes. See “Use of Proceeds.”
Market symbol	“PARK.”
Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our Common Stock.
Directed Share Program	At our request, the underwriters have reserved in aggregate up to 10% of our shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals, including our directors, executive officers and employees, to the extent permitted under applicable laws and regulations in the United States and in various countries. For additional information regarding the directed share program, please refer to section entitled “Underwriting — Directed Share Program.”

Unless otherwise noted, the number of shares of Common Stock to be outstanding after this offering used in this prospectus is based on 2,556,636 shares outstanding as of September 30, 2025, after giving effect to the vesting of 839,095 shares of restricted stock, which will occur automatically immediately upon the completion of this offering, and excludes:

•
2,517,284 shares of Common Stock issuable upon the vesting of outstanding restricted stock that were issued under our 2023 Equity Incentive Plan and 2023 Restricted Stock Plan that will not automatically vest immediately upon the completion of this offering; and

•
807,410 shares of Common Stock available for issuance pursuant to our 2023 Equity Incentive Plan; and

•
230,250 shares of Common Stock issuable upon the exercise of the underwriters over-allotment option.

Except as otherwise indicated herein, all information in this prospectus assumes the following:

•
the automatic vesting of 839,095 shares of restricted Common Stock, which will occur automatically immediately upon the completion of this offering;

•
an initial public offering price of $13.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus; and

•
no exercise of the (i) underwriters option to purchase up to an additional 230,250 shares of Common Stock to cover allotments, if any or (ii) representative’s warrants to purchase 105,915 shares of our Common Stock at an exercise price per share equal to 120% of the initial public offering price per share or $15.60, based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that will be issued to the representative of the underwriters in connection with this offering (the “Underwriting Warrant”).

Summary Consolidated Financial and Other Data
The following table sets forth our summary consolidated financial and other data for the nine months ended September 30, 2025, and 2024, and the years ended December 31, 2024 and 2023, which were derived from our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements respectively, included elsewhere in this prospectus. In addition, the table sets forth certain pro forma stock compensation expense, weighted average common stock, and basic and diluted earnings per share. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following summary financial data together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.
	Nine Months Ended September,		Years Ended December 31,
(in thousands, except share and per share amounts)	2025	2024	2024	2023
Revenue	$183,286	$172,871	$229,794	$223,509
Cost of Services
Salaries and benefits	110,518	104,753	140,741	142,273
Dental supplies and Laboratory fees	12,834	12,991	17,093	17,121
Office occupancy	12,133	11,619	15,519	15,197
Other practice expenses	10,741	10,108	13,471	13,285
Depreciation	5,861	5,428	7,291	6,787
Total Cost of Services	152,087	144,899	194,115	194,663
Gross Margin	31,199	27,972	35,679	28,846
General and administrative expenses	21,573	19,402	25,470	25,061
Depreciation and amortization	1,141	1,155	1,544	1,508
Operating income	8,485	7,415	8,665	2,277
Interest expense	(930)	(1,089)	(1,449)	(1,208)
Income before tax	7,555	6,326	7,216	1,069
Provision/(benefit) for income tax	2,168	1,720	2,853	(3,820)
Net Income	$5,387	$4,606	$4,363	$4,889
Earnings per share attributable to common shareholders:
Basic	$3.06	$2.54	$2.42	$2.82
Diluted	$3.06	$2.54	$2.42	$2.82
Basic weighted-average number of common shares outstanding	1,761,510	1,809,823	1,806,449	1,735,979
Diluted weighted-average number of common shares outstanding	1,761,510	1,809,823	1,806,449	1,735,979

	Nine Months Ended September 30, 2025	Years Ended December 31,
(in thousands, except share and per share amounts)		2024	2023
Net Income	$5,387	$4,363	$4,889
Pro forma adjustment to reflect 2023 on full year C corporation equivalent tax basis	—	—	(1,810)(1)
Pro forma adjustment to record stock-based compensation expense (net of tax benefit) related to restricted stock for which the service-based and performance-based vesting conditions will be satisfied in connection with this offering	(3,065)(2)(3)	(7,151)(2)(3)	—
Pro forma net income attributable to common shareholders’	2,322	(2,788)	3,079
Weighted-average shares used to compute net income per share attributable to common shareholders, basic and diluted	1,761,510	1,806,449	1,735,979
Pro forma adjustment to reflect the number of shares to be issued for restricted stock meeting vesting conditions upon completion of the offering	629,321(2)(3)	1,468,416(2)(3)	—
Pro forma adjustment to reflect the number of shares needed to be issued to pay the 2024 dividend in excess of earnings	—	183,030(4)	—
Pro forma Basic weighted-average number of common shares outstanding	2,390,831(2)(3)	3,457,895(2)(3)	1,735,979(2)(3)
Pro forma Basic Earnings per share	$0.97(1)(2)(3)	$(0.81)(1)(2)(3)	$1.77(1)(2)(3)

The tickmarks below discuss the pro forma adjustments on a rounded basis to the nearest million.

(1)
The pro forma net income attributable to common shareholders’, and pro forma basic earnings per share for the year ended December 31, 2023, gives effect to the adjustment to reflect taxes on a full year C Corporation basis by excluding the tax benefit arising from the initial recognition of deferred tax assets and liabilities upon reorganization, and incorporating tax expense for the nine-month period from January 1, 2023 until the October 2023 reorganization at an assumed combined Federal and State effective tax rate of 28.7%. The 2024 and 2025 operations were subject to income tax as a C Corporation and accordingly no pro forma adjustment is required.

(2)
The pro forma net income attributable to common shareholders’, and pro forma basic earnings per share for the year ended December 31, 2024 gives effect to the immediate vesting of 25% of outstanding restricted stock totaling 839,095 shares at the completion of this offering, and the quarterly 6.25% vesting of 209,774 shares per quarter for the subsequent three quarters of 2024, for an additional 629,322 vested shares, and a combined total of 1,468,416 shares vested for the period presented. The pro forma expense for the year ended December 31, 2024 of $10.0 million, was determined as if the offering had occurred as of the beginning of the fiscal year, based on the product of the 1,468,416 vested shares at the average restricted stock grant price per share of $6.83. This results in a net pro forma adjustment of $7.2 million after the $2.8 million pro forma tax benefit adjustment as determined in (3) below. The pro forma earnings and earnings per share for the nine month period ended September 30, 2025 of $4.3 million, was determined as the product of the quarterly vesting of outstanding Park Dental Partners, Inc, restricted stock for the three calendar quarters of 2025, totaling 629,321 shares vesting at the average restricted stock grant price per share of $6.83. This results in a net pro forma adjustment of $3.1 million after the pro forma tax benefit adjustment of $1.2 million as determined in (3) below. Given the assumption that the offering occurred at the start of fiscal 2024, there was no similar adjustment required in fiscal 2023.

(3)
The pro forma net income attributable to common shareholders’, and pro forma basic earnings per share for the year ended December 31, 2024 gives effect to the combined Federal and State tax benefit on the stock based compensation from the vesting of 25% of outstanding restricted shares, or 839,095 shares at the completion of this offering, and the stock compensation for the 629,321 shares vested for the quarterly 6.25% vesting from the remaining outstanding restricted stock, for the three subsequent calendar quarters of 2024. The pro forma tax benefit for the year ended December 31, 2024 of $2.8 million, was determined as the product of the assumed combined Federal and State rate tax of 28.7% and the pro forma vesting stock compensation described in (2) above. The pro forma earnings and earnings per share for the nine month period ended September 30, 2025 of $1.2 million, was determined as the product of assumed combined Federal and State rate tax of 28.7% and the pro forma vesting stock compensation described in (2) above.

(4)
The pro forma weighted average shares for the year ended December 31, 2024 gives effect to the issuance 183,030 of the notional incremental shares needed to be issued to pay the 2024 dividends deemed to be in excess of 2024 net income using the offering price. The notional incremental shares were determined by dividing the 2024 excess dividend amount by the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. This adjustment is in accordance with Staff Accounting Bulletin Topic 1.B,3 which requires that proforma basis and diluted earnings per share be presented giving effect to the number of shares whose proceeds would be used to replace capital when dividends exceed current year earnings. No dividends have been declared during the nine months ended September 30, 2025 and accordingly no pro forma adjustment is required.

	As of September 30,
(in thousands)	2025	Proforma Adjustments	Proforma as Adjusted
CONSOLIDATED BALANCE SHEET
Assets
Cash	$8,376	$18,558(1)(2)	$26,934
Total current assets	19,426	19,955(1)(2)	39,381
Total non current assets	136,985	—	136,985
Total Assets	$156,411	$19,955	$176,366
Liabilities and Deficit
Current Liabilities:
Current debt	1,900	—	1,900
Total current liabilities	37,129	(1,147)(3)(5)	35,982
Total long-term liabilities	118,898	—	118,898
Total Liabilities	156,027	(1,147)	154,880
Shareholders’ Deficit
Common stock, $0.0001 par value, 100,000,000 shares authorized; 1,717,541 shares issued and outstanding at September 30, 2025	1	—	1
Preferred stock, $0001 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—	—
Additional paid-in capital	1,463	25,686(1)(4)	27,149
Treasury stock	(737)	—	(737)
Accumulated shareholders’ deficit	(343)	(4,584)(3)(4)(5)	(4,927)
Total shareholders’ deficit	384	21,102	21,486
Total Liabilities and Shareholders’ Deficit	$156,411	$19,955	$176,366

The pro forma as adjusted balance sheet data assumes no exercise of the Underwriters over-allotment option. The tickmarks below discuss the pro forma adjustments on a rounded basis to the nearest million.

(1)
The pro forma as adjusted balance sheet gives effect to the pro forma adjustments for the issuance and sale of shares of Common Stock in this offering of $20.0 million, determined at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and has been reflected in cash (and total current assets) and in additional paid-in capital.

(2)
The pro forma as adjusted balance sheet gives effect to estimated underwriting discounts and commissions of $1.4 million which represent deferred costs, and which are reflected as a reduction in cash and as deferred costs within total current assets.

(3)
The pro forma as adjusted balance sheet gives effect to estimated future offering costs of $0.5 million are reflected within total current liabilities and in accumulated shareholders’ deficit. The actual offering costs may differ from our estimates and will be recognized in the financial statements in the period in which this offering is completed.

(4)
The pro forma as adjusted balance sheet gives effect to the vesting of 25% of the outstanding Park Dental Partners, Inc. restricted Common Stock, resulting in the total of 839,095 shares vesting upon the completion of this offering. The pro forma adjustment is determined as the product of the 839,095 shares at the average restricted stock grant price per share of $6.83, which increases Additional paid-in-capital by $5.7 million and Accumulated shareholders’ deficit.

(5)
The pro forma as adjusted balance sheet gives effect to the tax benefit of the vesting of 25% of the outstanding Park Dental Partners, Inc. restricted Common Stock. The tax benefit is determined as the product of the assumed combined Federal and State rate tax of 28.7% and the pro forma vesting stock based compensation described in (4) above, which reduces Accumulated shareholders’ deficit and the tax provision for income tax at within total current income liabilities by $1.6 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash, working capital, total assets, and total equity by $1.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed initial public offering price, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) as adjusted cash, working capital, total assets, and total equity by $1.2 million. The adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.
Non-GAAP Financial Measures
In assessing the performance of our business, we consider a variety of financial measures that directly or indirectly impact our revenue and profitability. Certain Non-GAAP financial measures we use are set forth below, as of and for the nine months ended September 30, 2025 and 2024.
	Nine months ended September 30,		Increase / (Decrease)	% Increase / (Decrease)
	2025	2024
Profitability Related Financial Measures:
Adjusted Gross Margin(1)(3)	$37,867	$34,173	$3,694	10.8%
Adjusted Gross Margin Percentage(1)(3)	20.7%	19.8%	0.9%	4.5%
Adjusted EBITDA(2)(3)	$18,316	$15,591	$2,725	17.5%
Adjusted EBITDA Percentage(2)(3)	10.0%	9.0%	1.0%	10.8%

(1)
The following table contains a reconciliation of our Gross Margin determined in accordance with GAAP to Adjusted Gross Margin:

(in thousands)	Nine Months Ended September 30,
	2025	2024
Gross Margin	31,199	27,972
Addback:
Depreciation	5,861	5,428
Restructuring costs	109	90
Non-qualified deferred compensation	698	683
Adjusted Gross Margin	37,867	34,173
Adjusted Gross Margin Percentage	20.7%	19.8%

(2)
The following table contains a reconciliation of our net income attributable to Park Dental Partners Inc. determined in accordance with GAAP to Adjusted EBITDA:

Net Income to Adjusted EBITDA (in thousands)	Nine Months Ended September 30,
	2025	2024
Net income attributable to Park Dental Partners, Inc	5,387	4,606
Addback:
Provision for income taxes	2,168	1,720
Interest expense – net	930	1,089
Depreciation and amortization	7,002	6,583
Restructuring costs	2,131	382
Non-qualified deferred compensation	698	682
Share based compensation	—	529
Adjusted EBITDA	18,316	15,591
Adjusted EBITDA Percentage	10.0%	9.0%

(3)
See “Non-GAAP Financial Measures” and “Non-GAAP Financial Measures Definitions” for further information and definitions related to Adjusted Gross Margin, Adjusted Gross Margin Percentage, Adjusted EBITDA and Adjusted EBITDA Percentage.

Certain Non-GAAP financial measures we use are set forth below, as of and for the years ended December 31, 2024 and 2023.
	Years Ended December 31		Increase / (Decrease)	% Increase / (Decrease)
	2024	2023
Profitability Related Financial Measures:
Adjusted Gross Margin(1)(3)(4)	$44,008	$43,066	$942	2.2%
Adjusted Gross Margin Percentage(1)(3)(4)	19.2%	19.3%	(0.1)%	(0.5)%
Adjusted EBITDA(2)(3)(4)	$19,394	$19,561	($167)	(0.9)%
Adjusted EBITDA Percentage(2)(3)(4)	8.4%	8.8%	(0.4)%	(4.5)%

(1)
The following table contains a reconciliation of our Gross Margin determined in accordance with GAAP to Adjusted Gross Margin:

Gross Margin to Adjusted Gross Margin (in thousands)	Years Ended December 31
	2024	2023
Gross Margin	$35,679	$28,846
Addback:
Depreciation	7,291	6,787
Restructuring costs	89	8
Non-qualified deferred compensation	949	1,063
Discretionary shareholder bonuses	—	6,362
Adjusted Gross Margin	$44,008	$43,066
Adjusted Gross Margin Percentage	19.2%	19.3%

(2)
The following table contains a reconciliation of our net income attributable to Park Dental Partners Inc. determined in accordance with GAAP to Adjusted EBITDA:

Net Income to Adjusted EBITDA (in thousands)	Years Ended December 31
	2024	2023
Net income attributable to Park Dental Partners, Inc.	$4,363	$4,889
Addback:
Provision (Benefit) for income taxes	2,853	(3,820)
Interest expense – net	1,449	1,208
Depreciation and amortization	8,835	8,295
Restructuring costs	416	1,565
Non-qualified deferred compensation	949	1,062
Discretionary shareholder bonuses	—	6,362
Share based compensation	529	—
Adjusted EBITDA	$19,394	$19,561
Adjusted EBITDA Percentage	8.4%	8.8%

(3)
See “Non-GAAP Financial Measures” and “Non-GAAP Financial Measures Definitions” for further information and definitions related to Adjusted Gross Margin, Adjusted Gross Margin Percentage, Adjusted EBITDA and Adjusted EBITDA Percentage.

(4)
Discretionary shareholder bonuses were paid to shareholders during 2023 and prior periods as a method of returning excess profits to shareholders, in lieu of dividends from equity, and are not anticipated to form part of compensation subsequent to the offering. Shareholder distributions in 2024 were made using dividends from equity.

RISK FACTORS
Investing in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our Common Stock. If any of the following risks actually materialize, our business, financial condition and results of operations would suffer. The trading price of our Common Stock could decline as a result of any of these risks, and you might lose all or part of your investment in our Common Stock. You should read the section entitled “Forward-Looking Statements and Statistical Data and Market Information” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.
Risks Related to Our Business
Our business model is impacted by general economic conditions, particularly in Minnesota where most of our affiliated dental practices are located.
Dental care patients tend to be price-sensitive because many pay for a significant portion of their dental expenses on an out-of-pocket basis. According to the Centers for Medicare and Medicaid Services, or CMS, consumer out-of-pocket expenditures accounted for 44% of payments for dental services in 2023, compared to 12% for other medical services. Consequently, dental care patients tend to base their selection of a dental practice on the affordability and quality of the dental service. Notwithstanding the fact that many dental expenditures arise out of necessity, the growth of our total revenue can be severely impacted with changes in consumer spending.
Most of our affiliated dental practices are located in Minnesota and the locations in that state generated 98.7% and 98.5% of our revenue for the nine months ended September 30, 2025 and 2024, respectively, and 98.9% and 98.7% of our revenue for the years ended December 31, 2024 and 2023, respectively. Adverse changes or conditions affecting our markets in Minnesota, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements and government investigations, may have a particularly significant impact on the business of our affiliated dentists and our business, financial condition and results of operations. Our current concentration in these markets, as well as our strategy of focused expansion in areas in and around our existing markets, increases the risk to us that adverse economic or regulatory developments in one or more of these markets may have a material and adverse impact on our operations.
We depend on contractual arrangements with our affiliated dental practices and our success depends largely on our ability to provide effective business support services to our affiliated dental practices and dentists that result in increased revenues.
State laws can prohibit entities owned by persons other than licensed dentists, including us, from practicing dentistry or from exercising control over the provision of professional dental services. Certain state laws also limit the ability of a person other than a licensed dentist or other regulated health professional to control or operate certain equipment used in a dental practice. We operate each of our practices in conjunction with a professional association or practice and we are party to long-term contractual arrangements with each professional association and the affiliated dentist who owns the shares of each professional association, pursuant to which our affiliated dental practices are operated.
Given the nature of these arrangements, we depend on the professional associations and their respective affiliated dentists to comply with the terms of these contractual arrangements. To the extent either a professional association or its affiliated dentist breaches any of the contractual provisions applicable to them or otherwise elects to terminate any of these contractual arrangements, our financial performance may be negatively impacted.
We receive fees for the support services provided to the dental practices under the administrative resources agreements. We own most of the non-dental operating assets of the practices but we do not employ or contract with dentists or control the provision of dental care in the affiliated dental practices, which exercise sole decision-making authority with respect to all clinical matters. Our revenue is dependent on the revenue generated by the affiliated dental practices. Therefore, effective and continued performance of dentists providing services for the practices is essential to our long-term success. Under each administrative resource agreement, we pay substantially all the operating and non-operating expenses associated with the provision of dental services except for the salaries and benefits of the dentists. Any material loss of revenue by the practices would have a material adverse effect on our business, financial condition and operating results, and any termination of an administrative resource agreement (which is permitted in the event of a material default or bankruptcy by either party) could have such an effect. In the event of a breach of a management agreement by an affiliated dental practice, there can be no assurance that the legal remedies available to us would be adequate to compensate us for our damages resulting from such breach. Furthermore, state regulatory authorities may review the administrative resource agreements for legal and regulatory compliance. If an administrative resources agreement with an affiliated dental practice was deemed by a regulatory or judicial authority to be in violation of any law or regulation, our relationship with the applicable affiliated dental practice may terminate, the shares in the practice may need to be transferred, the administrative resources agreement may require material amendments with uncertain consequences or we might be required to restructure our business model.
Our business is dependent on long-term arrangements with our affiliated dental practices and termination of an administrative resource agreement would result in a material adverse effect on our financial results and potentially other negative consequences.
Our business is reliant on administrative resource agreements with our affiliated professional associations, which we do not own. Our ability to consolidate the financial results of the affiliated practices is predicated on the existence of these agreements and that we are the primary beneficiary of these variable interest entities. Given the nature of these arrangements, we depend on the professional associations and their respective affiliated dentists to comply with the terms of these contractual arrangements and not breach any of the contractual provisions applicable to them. As a result of our exclusive, long-term Administrative Resource Agreements with our affiliated dental practices, we have a variable interest and are the primary beneficiary in those variable interest entities. Accordingly, our consolidated financial results include the consolidated results of the affiliated dental practices in which we do not hold an equity interest. See further description under Note 16, Variable Interest Entities, of the Consolidated financial statements presented later in this document. Termination or breach of an administrative resource arrangement could result in a loss of our ability to consolidate revenues and financial results of the affiliated practices which would negatively impact our consolidated financial position. Termination or breach of an administrative resource agreement could also result in regulatory issues as a regulatory body or state agency may deny our practices the ability to continue to operate based on rules that preclude a non-dentist from owning, operating or managing a dental practice. Such an action by a regulator or state agency could prevent our ability to generate revenues.
Our success depends largely on our ability to provide effective business support services to our affiliated dental practices that result in increased revenues.
Our ability to continue to grow and improve profitability depends, to a significant extent, on our ability to provide quality and cost-effective business support services that enable our affiliated dental practices to increase their revenues. The affiliated dental practices rely on us to perform the non-clinical functions of their practice in order for their dentists, specialists and hygienists to spend more time with their patients. As a result, the success of our affiliated dental practices, and in turn our success, is dependent on our ability to provide effective support services that result in increased revenues, such as:
•
acquiring or affiliating with established dental practices in new markets;

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determining where and when to build out and equip de novo practices or expand existing practices;

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implementing cost-effective services such as marketing, facility management, supply chain management, operations support, and other administrative functions;

•
maintaining patient communication services that provide consistent, high quality patient service;

•
investing and providing integrated technology and information systems that support clinical operations

•
providing dental practice team members;

•
making available patient financing and alternative methods of payment;

•
supporting regulatory compliance for practicing dentists and team members; and

•
providing training and other continuing education resources to affiliated dentists and specialists.

If we do not provide support services that enable the affiliated dental practices to increase patient volumes, we will not be able to increase patient revenues and recognize operational efficiencies and cost savings across affiliated dental practices.
Our profitability is also dependent upon the performance of our affiliated dental practices and dentists in areas we do not control, such as the delivery of patient care.
Our profitability is dependent on the performance of our affiliated dental practices and dentists. In accordance with generally accepted accounting principles in the United States, we present our financial statements consolidated with our affiliated dental practices’ net assets and results of operations. Accordingly, our results of operations include the performance of our affiliated dental practices. However, we do not employ dentists and specialists and do not control the clinical decisions of any affiliated dental practice. Because the success of any dental practice will, to some extent, depend upon the efforts of the dentists and their professional skills and reputation, the success of our affiliated dental practices depends, in part, on factors outside of our control. While we seek to affiliate with dedicated, well-qualified dentists, we do not control their delivery of patient care. Our lack of control over all clinical aspects of the delivery of dental services by affiliated dental practices groups makes it more difficult for us to improve our performance. As a result, we do not control a key determinant of our success.
If our affiliated dental practices are unable to attract and retain qualified dentists, specialists, hygienists, and dental assistants, their ability to attract and maintain patients and generate revenue could be negatively affected.
The recruitment and retention of qualified dentists, specialists, such as orthodontists, oral surgeons, endodontists, periodontists, and pediatric dentists, hygienists, and dental assistants is a critical factor in the success of our affiliated dental practices. In addition, our affiliated dental practices must be able to recruit and retain new dentists, specialists, hygienists, and dental assistants for acquired and de novo practices. Our affiliated dental practices may experience decreased productivity in connection with any significant turnover.
Our affiliated dental practices have entered into employment agreements or independent contractor agreements with substantially all of their respective dentists and specialists, which agreements typically restrict the dentist’s or specialist’s solicitation of patients, staff and employees of the affiliated dental practice and may contain legacy non- competition provisions that prohibit the dentist or specialist from competing with the affiliated dental practices within a specified geographic area following such dentist’s or specialist’s termination. These non-competition covenants and other arrangements, however, may not be enforceable or may be significantly limited by the courts of the states in which we operate.
If our affiliated dental practices are unable to consistently attract, hire and retain qualified dentists, the ability of those affiliated dental groups to attract and maintain patients and generate revenue could be negatively affected.
We may be unable to successfully execute our growth strategy and, as a result, our business may be harmed.
Our success depends in part on our ability to build on our position through a balanced program of internal growth initiatives and selective acquisitions of established dental practices. If we cannot implement or effectively execute these initiatives and acquisitions, our business, financial condition, results of operations, cash flows and prospects will be adversely affected. Even if we effectively implement our growth strategy, we may not achieve the economies of scale that we have experienced in the past or that we anticipate having in the future. Our internal growth rate may decline and could become negative. Any reductions in the rate of our internal growth may cause our revenues and margins to decrease. Our historical growth rates and margins are not necessarily indicative of future results.

Our growth strategy depends on our ability to increase the number of dental locations in which our affiliated dentists practice. Expansion involves many challenges, including selecting or acquiring the appropriate site, attracting patients to the new locations, and attracting, training and retaining dental professionals to the new practices.
Our growth strategy, and a significant percentage of our projected future growth, depends on our ability to increase our revenue by increasing the number of dentists practicing in our affiliated dental groups practice. Acquiring new practices and opening de novo practices involves many challenges, including selecting or acquiring the appropriate site, attracting patients to the new locations, and attracting, training and retaining dental professionals to the new practices. In addition, we could experience delays or encounter unexpected problems in acquiring or opening de novo practices. Any one of these events could result in us not realizing the growth we anticipate, which could result in a decline in our profitability.
In addition, expanding existing practices and opening of de novo practices requires substantial time and resources from us. We have used, and expect to continue to use, a significant portion of our capital resources to expand. We expect future expansion will be funded from internally generated cash flows, amounts available under our revolving and term loan facilities and the proceeds of future equity or debt offerings or refinancings. Our ability to expand existing practices may be impaired if we are unable to obtain funding from these capital sources when needed and on terms acceptable to us. Our expansion strategy also requires substantial management time which may result in disruption to our existing business operations. Our inability to successfully address these challenges may adversely affect the profitability of our business operations as we pursue our growth strategy.
Our affiliated dental practices compete for patients in a highly competitive environment that may make it more difficult to increase patient volumes and revenues.
The business of providing dental services is highly competitive in each of the markets in which our affiliated dental practices operate. The primary basis of such competition are quality of care and reputation, marketing and advertising strategy and implementation, convenience, traffic flow and visibility of practice locations, relationships with third-party payors, price of services and hours of operation. Our affiliated dental practices compete with all other dentists in their local market. Many of those dentists have established practices and reputations in their markets. In addition, a number of other dental support organizations are currently operating in our markets and in other parts of the country that may enter our existing markets in the future. Some of these competitors and potential competitors may have financial resources, affiliation models, reputations or management expertise that provide them competitive advantages against us, which may make it difficult to compete against them.
We depend on our ability to attract and retain dental and other health care professionals.
We depend on our ability to attract and retain qualified and skilled dentists and other personnel, including dental hygienists, dental assistants, and administrative staff. To that end, we routinely expend resources to promote our employer brand on university campuses, at industry events, on social media, and through other traditional job platforms. However, the market for talent is becoming increasingly competitive. Our affiliated dental practices’ ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Turnover of dentists and other personnel could negatively impact patients and result in a loss of business or less frequent visits to the affiliated dental practices in our affiliate network. If our affiliated dental practices are unable to attract and retain dentists and other personnel at the same rate and on the same terms as we have historically, our reputation, business, financial condition and growth strategy may be materially adversely affected.
We are reliant upon affiliated dentists and other personnel to practice within the scope of their profession and in accordance with professional standards and could be harmed by misconduct by our affiliated dentists and other personnel.
While our affiliated dentists have significant continuing education obligations and while we and our affiliated dental practices also provide additional training on a variety of services to our affiliated dentists and personnel as appropriate, we cannot be assured that this training is sufficient to address all potential issues that our affiliated dentists or other personnel may encounter while providing services to patients. In addition, our affiliated dentists and other personnel contractually agree to only provide services within the scope of their applicable profession and in accordance with professional standards and that they only hold themselves out as having the qualifications and designations applicable to them; however, it may be the case that an affiliated dentist or member of personnel breaches these obligations and we cannot be assured that all affiliated dentists or personnel will comply with the restrictions and limitations applicable to their scope of practice or our policies and procedures. In addition, while our affiliated dentists are trained members of their applicable governing body of dentists, these individuals must use their independent discretion to practice dentistry, and we do not have the ability to control actions or omissions of the affiliated dentists and any failure by an individual to practice his or her profession in accordance with applicable laws and the policies, guidance and requirements of the dental regulatory bodies could cause harm to patients and expose us to reputational damage or litigation and have a material adverse effect on our reputation, business, financial condition, results of operations, cash flows and prospects.
Our success is dependent on the dentists who operate the affiliated dental practices with whom we enter into administrative resources agreements, and we may have difficulty locating qualified dentists to replace affiliated dental practice owners.
Affiliated dental practices are operated as separate legal entities organized under state laws as professional associations or professional limited liability companies. Each entity operates an affiliated dental practice that employs or contracts with dentists and specialists in one or more locations. Each of the affiliated dental practices is wholly owned by one or more licensed dentists, the entity owner, and we do not own any capital stock of any entity. We enter into service agreements with an entity to provide on an exclusive basis all non-clinical services of the dental practice. The entity owner is critical to the success of affiliated dental practices because he or she has control of all clinical aspects of the practice of dentistry and the provision of dental services.
Under our arrangements with the owners of affiliated practice entities, the entity owners are prohibited from selling, transferring, pledging or assigning the stock of the entity to a third party without our consent. In addition, we can require the entity owner to sell his or her interest in the entity to any person designated by us that is permitted to hold an ownership interest in the entity. However, upon the departure of an entity owner, we may not be able to locate one or more suitably qualified licensed dentists to hold the ownership interest in the entity and maintain the success of the departing entity owner. Also, a court may decide not to enforce these transfer restrictions in a given situation. Dr. Christopher Steele and Dr. Alan Law, who are both members of our Board of Directors, and have been associated with the Park Dental organization since 1991 and 1996, respectively, are owners and control affiliated dental practices that provide dental services at the dental locations that comprise 100% of our total revenue. Adequate succession planning for the departure of entity owners is important to maintain our successful operations.
Rising inflation and interest rates may result in an increased cost of dental services which could have a material adverse effect on our results of operations as many of our patients pay for dental services on an out of pocket basis.
An inflationary environment and rising interest rates can increase our operating costs including the cost of labor and other operating costs, which could result in increased cost of our dental services. Since many of our dental care patients pay for a significant portion of their dental expenses on an out-of-pocket basis, many patients tend to be price-sensitive, and our business and industry can be impacted by economic conditions. Adverse changes in economic conditions could, in turn, have a material adverse effect on our business and operating results.
A loss of the services of our key management team members could have a material adverse effect on our business.
Our continued success depends upon the retention of our senior officers, in particular Peter G. Swenson and Christopher J. Bernander, who have been instrumental in our success and upon our ability to attract and retain other highly qualified individuals. The loss of some of our senior officers, or an inability to attract or retain other key individuals, could materially adversely affect us. Continued growth and success in our business depends, to a large degree, on our ability to retain and attract such officers and employees.
Risks Related to Information Technology, Cybersecurity and Intellectual Property
Our business model depends on proprietary and third-party management information systems that we use to track financial and operating performance of affiliated dental practices, and any failure to successfully design and maintain these systems or implement new systems could materially harm our operations.
We depend on integrated management information systems, some of which are provided by third parties, and standardized procedures for operational and financial information, as well as for patient records, patient financing and our billing operations. We may experience unanticipated delays, complications, data breaches or expenses in implementing, integrating, and operating our systems. Our technology and information systems regularly require modifications, improvements or replacements that may require both substantial expenditures as well as interruptions in operations. Our ability to implement these systems is subject to the availability of skilled information technology specialists to assist us in creating, implementing and supporting these systems. Our failure to successfully design, implement and maintain all of our systems could have a material adverse effect on our business, financial condition and results of operations.
Further, we rely on our systems to bill for services provided by affiliated dentists and specialists in accordance with the terms of third-party payor agreements. Our systems must be designed to accurately bill for services consistent with the requirements of third-party payors. Our failure to successfully operate our billing system could lead to potential violations of third-party payor agreements and healthcare laws and regulations.
We are increasingly dependent on technology in our operations and, if our technology fails, our business could be adversely affected.
Our business is dependent on information systems for operational processes and financial information. Our information systems could be vulnerable to damage or interruption from computer viruses, cyber-attacks, ransomware attacks, human error, natural disasters, telecommunications failures, intentional acts of vandalism and similar events. A significant or prolonged interruption to our information systems could have a material adverse effect on our business, financial condition and results of operations.
In addition, we use technology platforms to attract new patients into our network, communicate with all new and existing patients, enhance frequency of visits, improve retention, and provide patients with a place for all of their comprehensive oral care needs. While some of these technologies are relatively new, and while we are encouraged by their impact on our business to date, there can be no assurance that we will realize, in full or in part, the anticipated benefits of these platforms.
We rely on third-party licensed software, which may not always be available to us or properly supported and maintained and could adversely affect our business.
We and our affiliated dental practices utilize third-party licensed software. We and our affiliated dental practices anticipate that they will continue to rely on third-party licensed software in the future. Although we and our affiliated dental practices believe that there are commercially reasonable alternatives to the third-party software they currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our and our affiliated dental practices’ time and resources and adversely affect our and our affiliated dental practices business prospects and ability to compete.
Additionally, any undetected errors or defects in third-party licensed software could prevent the deployment or impair the functionality of our and our affiliated dental practices’ software, delay new updates or enhancements to our and our affiliated dental practices’ platform, result in a failure of our affiliated dental practices’ platform, present security risks, subject us to liability and injure our reputation.

A cybersecurity incident, including a privacy breach, could negatively impact our business and our affiliated dental practices’ relationships with patients, personnel and suppliers and may lead to us incurring significant liabilities, including through litigation or regulatory action.
We and our affiliated dental practices routinely collect, use, disclose, access and store confidential health, financial and other personal information of patients in connection with the operation of our and our affiliated dental practices’ business. We also collect, use, disclose, and maintain personal information of affiliated dentists, other personnel, and contractors. We and our affiliated dental practices have installed privacy protection systems on our network in an attempt to prevent unauthorized access to information in our database. However, we have experienced a security breach in the past and our technology may fail to adequately secure the personal information that we and our affiliated dental practices maintain in their databases.
Additionally, we use third-party service providers to help deliver services to patients. These service providers may have access to or store personal information (including sensitive information such as personal health information and credit card information) and/or other confidential information on our behalf. As a result, such third parties may obtain unauthorized access to the personal information of our patients. This information could be exposed through human error, malfeasance or otherwise.
The unauthorized release, unauthorized access or compromise of personal information in our or our affiliated dental practice’s custody or control could have a material adverse effect on our financial condition, results of operations, cash flows and prospects and could negatively affect our reputation and business.
We and our affiliated dental practices are also subject to federal and state laws regarding cybersecurity, privacy and the protection of data, including state health privacy legislation. We and our affiliated dental practices are subject to laws that require us to notify governmental authorities, regulatory authorities, individuals and/or other organizations of certain data security breaches, such as those involving certain types of personal information. Additionally, we and our affiliated dental practices are required to use reasonable measures to safeguard personal information.
The regulatory framework in the United States in respect of cybersecurity and the protection of data and privacy is constantly evolving and is likely to remain uncertain for the foreseeable future. Certain aspects of the interpretation and application of such laws and regulations are also ambiguous. A failure by us or an affiliated dental practice to comply with federal and state laws regarding privacy and protection of data, as applicable, could lead to significant fines and penalties imposed by regulators, legal claims by our patients and other persons, and highly adverse publicity. These proceedings or violations could force us or an affiliated dental practice to spend money in defense or settlement of such proceedings, result in the imposition of monetary liability, divert management’s time and attention, increase our or an affiliated dental practice’s cost of doing business, and adversely affect our or an affiliated dental practice’s reputation and the demand for our affiliated dental practices’ products and services. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.
On January 23, 2024, we became aware of unauthorized activity for a limited number of employee email accounts. In response, we immediately took steps to secure the email accounts, with the assistance of third-party cyber security specialists, we undertook an investigation into the nature and scope of the event. Our investigation identified there was unauthorized access to a limited number of employee email accounts between January 11 and January 23, 2024, during which an unauthorized actor potentially viewed or accessed certain information stored within the email accounts and/or related file shares. We worked with third-party specialists to conduct a thorough review of the potentially impacted files to determine whether they may contain personal information and to whom it related. It was determined that certain patient’s personal information may have been impacted. Upon discovering this event, we promptly took steps to investigate the incident, assess the security of our systems, and notify potentially affected individuals. As part of our ongoing commitment to the privacy of personal information in our care, while we have safeguards in place to protect data in our care, we are working to review and further enhance these protections as part of our ongoing commitment to data security. We reported this event to government regulators where required. The litigation related to these events is in its early stages and thus it is inherently unpredictable. However, the results of any such actions could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.
We may not be able to adequately protect our and our affiliated dental practices intellectual property, which could harm the value of our brand and adversely affect our business.
Our ability to implement our business plan successfully depends in part on our and our affiliated dental practices’ ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. Any litigation to enforce our rights could be costly, divert attention of management, and may not be successful. Although we believe that we have sufficient rights to all of our and our affiliated dental practices’ trademarks, service marks and other intellectual property rights, we may face claims of infringement that could interfere with our ability to market and promote our brand. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our and our affiliated dental practices’ trademarks, service marks or other intellectual property rights in the future and may be liable for damages, which in turn could adversely affect our business, financial condition or results of operations.
We or one of our affiliated dental practices could be found to have infringed on the intellectual property rights of others and may be subject to infringement claims.
Although we and our affiliated dental practices believe that the third-party software utilized is licensed from the entity holding the intellectual property rights and that their products and services do not infringe on the rights of third parties, third parties may assert infringement claims against us or our affiliated dental practices in the future. As we and our affiliated dental practices continue to employ proprietary and third-party technology platforms and use new technology, the exposure to threats of infringement may increase.
Regardless of whether any potential infringement claims against us or our affiliated dental practices have any merit, such claims could:
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adversely affect our and our affiliated dental practices relationships with patients;

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be time-consuming and expensive to evaluate and defend, including in litigation or other proceedings;

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result in negative publicity for us or our affiliated dental practices;

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divert management’s attention and resources;

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subject us to significant liabilities; and

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require us or our affiliated dental practices to cease certain activities or to cease use of our technology platforms.

Any of the foregoing infringement claims and related litigation could have a material adverse effect on our business, operating results, ability to compete, and prospects.
Our inability or failure to protect our intellectual property could have a negative impact on our operating results.
We or our affiliated dental practices are the registered owner, or have filed for registration, of various marks in the United States that we currently use and consider to be material to the successful operation of our affiliated businesses, including PARK DENTAL PARTNERS™, PARK DENTAL®, WITH YOU EVERY SMILE OF THE WAY™, our Park Dental logo “P” design, and our Parker mascot. In addition to our registered marks and pending applications, our principal intellectual property rights include rights to our domain names, databases and information management systems. The steps we take to protect our proprietary rights may be inadequate. Our trademark applications may not be granted, and we may not be able to secure the right to use the filed for marks. Our competitors or others may adopt trademarks or service marks similar to our marks or try to prevent us from using our marks because laws protecting trademarks and similar proprietary rights are unclear. Therefore, we may be unable to prevent third parties from acquiring trademarks or service marks that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect or preserve the value of our trademarks, or other proprietary rights for any reason, our brand and reputation could be impaired or diluted and we may see a decline in revenues.
Events or rumors relating to our brand names could significantly impact our business.
Recognition of our brand names, including Park Dental, The Dental Specialists, The Facial Pain Group, Apollo Dental, Greenview Family Dentistry, Braveland Dental, Forbes Dental Care, and Central Minnesota Endodontics and the association of those brands with quality, comprehensive dental care are an integral part of our business. The occurrence of any events or rumors that cause patients to no longer associate the brands with quality, comprehensive dental care may materially adversely affect the value of the brand names and demand for dental services at our affiliated dental groups.
Risks Related to Government Regulation, Reimbursement/Third Party Payors and Litigation
We and our affiliated dental practices are subject to complex laws, rules and regulations, compliance with which may be costly and burdensome.
The affiliated dental practices and we are subject to extensive federal, state and local laws, rules and regulations, including:
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state regulations on the practice of dentistry;

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the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other federal and state laws governing the collection, dissemination, use, security and confidentiality of patient-identifiable health and financial information;

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federal and state regulations, such as Medicare and Medicaid, and anti-kickback provisions and restrictions on referrals;

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the federal Fair Debt Collection Practices Act and similar state laws that restrict the methods that we and third-party collection companies may use to contact and seek payment from patients regarding past due accounts;

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the Occupational Safety and Health Administration Bloodborne Pathogens Standard, which requires affiliated dental groups to institute training programs and procedures designed to eliminate or minimize occupational exposure to Hepatitis B Virus (HBV), Human Immunodeficiency Virus (HIV) and other bloodborne pathogens;

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the U.S. Environmental Protection Agency’s Dental Office Category effluent limitations guidelines and standards governing management of dental amalgam wastewater, including installation, operation, and maintenance of compliant amalgam separators, implementation of best management practices and recordkeeping and retention of documentation, as well as submission of required reports; and

•
state and federal labor laws including wage and hour laws.

Many of the above laws, rules and regulations applicable to us and our affiliated dental practices are ambiguous, have not been definitively interpreted by courts or regulatory authorities and vary from jurisdiction to jurisdiction. Accordingly, we may not be able to predict how these laws and regulations will be interpreted or applied by courts and regulatory authorities, and some of our activities could be challenged. In addition, we must consistently monitor changes in the laws and regulatory schemes that govern our operations. For example, numerous legislative proposals to reform the U.S. health care system have been introduced in Congress and in various state legislatures recently and over the past several years. We cannot predict whether any of these proposals will be adopted and, if adopted, what impact this legislation would have on our business. Although we have tried to structure our business and contractual relationships in compliance with these laws, rules and regulations in all material respects, if any aspect of our operations was found to violate applicable laws, rules or regulations, we could be subject to significant fines or other penalties, required to cease operations in a particular jurisdiction, prevented from commencing operations in a particular state or otherwise be required to revise the structure of our business or legal arrangements. Our efforts to comply with these laws, rules and regulations may impose significant costs and burdens, and failure to comply with these laws, rules and regulations may result in fines or other charges being imposed on us.
We along with our affiliated dental practices and their dentists may be subject to malpractice and other similar claims and may be unable to obtain or maintain adequate insurance against these claims.
The provision of dental services by dentists entails an inherent risk of potential malpractice and other similar claims. Although we do not have responsibility for compliance by affiliated dental practices and their dentists with regulatory and other requirements directly applicable to dentists and dental groups, claims, suits or complaints relating to services provided at the offices of our affiliated dental groups may be asserted against us. The assertion or outcome of these claims could result in higher administrative and legal expenses, including settlement costs or litigation damages. Our current standard insurance policy provides coverage limits of $2.0 million per occurrence and $3.0 million annual aggregate. For dental specialists and general dentists providing sedation services, the policy includes higher coverage limits of $5.0 million per occurrence and $7.0 million annual aggregate. Under this professional liability insurance policy, we arrange and are reimbursed for the cost of the professional liability insurance for our affiliated dental practices and most of their employed or contracted dentists. Our inability to obtain adequate insurance or an increase in the future cost of insurance to us and the dentists and specialists who provide dental services or an increase in the amount we must self-insure may have a material adverse effect on our business and financial results.
Our revenue and that of our affiliated dental practices may be adversely affected by the actions of insurance providers and federal and state agencies, including downward reimbursement pressure from these entities.
Approximately 91% and 93% of our total revenues for each of the nine months ended September 30, 2025, and 2024, and approximately 93% of our total revenues for each of the years ended December 31, 2024 and 2023, were derived from patients with indemnity and preferred provider plans and government sponsored and funded plans and programs and subject to federal oversight by CMS. The health care services industry, including the dental services market, is experiencing a trend toward cost containment, as third-party payors seek to impose lower reimbursement rates and sometimes decide not to renew their agreements with dental providers. We believe that this trend will continue and will increasingly affect the compensation for dental services. Insurance providers are continually negotiating the fees reimbursed for dental care, with a goal of containing reimbursement and utilization rates. This may result in a reduction in per-patient and per-procedure revenue from historic levels.
States in which we operate and the federal government may also change the benefits they provide to dental patients. Approximately 22% and 16% of total revenues for the nine months ended September 30, 2025, and 2024, and approximately 17% and 15% of total revenues for the years ended December 31, 2024 and 2023, respectively, were derived from patients with government-sponsored plans including Medicare and Medicaid. Changes in Medicaid programs affecting provider eligibility, reimbursement rates or specific dental procedures eligible for reimbursement, or an affiliated dental practices’ failure to maintain its authorization as a provider under these programs, or to comply with applicable state and federal law or its contracts with the insurance providers who administer claims and make payments under these programs, could have a significant adverse impact on revenues generated by affiliated dental practices which may adversely impact our revenues.
Our affiliated dental practices rely on arrangements with, and payments from, third-party payors. The inability to collect from such payors and patients in the amount anticipated (and in a timely manner) could impact the ability of our affiliated dental practices to pay our service fees and in turn could adversely impact our profitability.
Our affiliated dental practices derive significant revenue from third party payors. One third-party payor constituted 30% and 32% of our revenues for the nine months ended September 30, 2025, and 2024,

respectively, and 32% and 33% of our revenues for the years ended December 31, 2024 and 2023, respectively. There is no assurance that our affiliated dental practices will be able to maintain the arrangements we currently have with third party payors in the amounts or percentages currently in place or as projected. In addition, delays in payment or audits leading to refunds to payors or termination of such relationships may impact the ability of an affiliated dental practice to pay our service fees. Furthermore, many patients, including those covered by insurance, pay for all or a significant portion of the dental services they receive out-of-pocket. Our affiliated dental practices will bear the financial risk relating to uncollectible, reduced or delayed payments and adverse results could result if our affiliated dental practices are unable to pay our service fees timely and in full. During periods of economic downturn, our affiliated dental practices may experience an increase in the time it takes to collect payments.
In addition, reimbursements from governmental healthcare programs may be delayed if affiliated dentists and specialists have not been properly enrolled in governmental healthcare programs, such as Medicare and Medicaid. Each time a new dentist or specialist joins an affiliated dental practice, the affiliated dental practice must enroll the dentist under its applicable group number for Medicare or Medicaid programs and for certain insurance programs before the affiliated dental practice can receive reimbursement for services the dentist renders to patients covered by those programs. The estimated time to receive approval for the enrollment is sometimes difficult to predict and, in recent years, the Medicare program carriers often have not issued these approvals to affiliated dentists in a timely manner. These practices result in delayed reimbursement that may adversely affect the affiliated dental practice and our cash flow and total revenues.
Our revenue may be negatively impacted by the failure of affiliated dental practices to appropriately document services they provide.
We rely upon affiliated dental practices to appropriately and accurately complete necessary dental record documentation and assign appropriate reimbursement codes for their services. Reimbursement is conditioned on affiliated dental practices providing the correct procedure and diagnosis codes and properly documenting the services themselves, including the level of service provided and the necessity for the services. If affiliated dental practices provide incorrect or incomplete documentation or select inaccurate reimbursement codes, this could result in nonpayment for services rendered or lead to allegations of billing fraud. This could subsequently lead to civil and criminal penalties, including exclusion from government healthcare programs, such as Medicare and Medicaid. In addition, third party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not covered, services provided were not necessary, or supporting documentation was not adequate. Retroactive adjustments may change amounts realized from third party payors and result in recoupments or refund demands, affecting revenue already received.
Our business may be interrupted by litigation or regulatory action.
We or an affiliated dentist or dental group may become involved in various legal proceedings, including commercial disputes, intellectual property issues, employment claims, personal injury claims and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management or our affiliated dentists’ attention and resources and cause us or a dental practice in our network to incur significant expenses. In addition, our insurance or indemnities or those of the practices in our network may not cover all claims that may be asserted against us or an affiliated dental practice, and any claims asserted against us or such dental practices, regardless of merit or eventual outcome, may harm our or such practices’ reputation. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.
Changes to U.S. trade policy, tariff and import/export regulations could affect our operating results.
Tariffs, and the possibility of additional tariffs in the future, have created uncertainty in most all businesses. Changes to existing or future tariffs or other trade restrictions may negatively affect our price of dental supplies which could reduce our gross profits, or could increase the cost to maintain appropriate level of investment in capital expenditures. Such outcomes could adversely affect the amount or timing, results of operations or cash flows, and continuing uncertainty could cause price fluctuations or supply shortages or cause our patients to advance or delay their dental needs. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions.
Risks Related to Our Financial Condition and Indebtedness
Our operating results are subject to seasonal variability.
We have historically experienced and expect to continue to experience quarterly fluctuations in revenue and net income. Absent the impact and timing of acquisitions, our total revenues have historically been lower in the third quarter of the year due to fluctuations in patient volumes, which are primarily impacted by the timing of holidays and the school year calendar. As a result of the fluctuations caused by these factors and due to the timing of any acquisition, our results of operations for any quarter are not necessarily indicative of results of operations for any future period or full year.
Covenants in our debt agreements may adversely affect our operations.
Our credit facilities contain customary financial and negative covenants that, among other things, limit our ability to incur and pay certain indebtedness; to create, incur, or assume certain liens and negative pledges; to sell, lease, convey, transfer or otherwise dispose of certain assets; to merge or consolidate with or into another; to liquidate or dissolve any of our subsidiaries; to make certain loans and investments; to make certain dividends and redemptions; to substantially change the nature of our business; and to enter into or amend certain agreements. We are also required to comply with limitations on our capital expenditures and comply with certain financial ratios, including a leverage ratio and fixed charge coverage ratio. Our ability to comply with these covenants or meet those financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet them.
Upon the occurrence of an event of default under our credit facilities, lenders could elect to declare all amounts outstanding under our credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Further, the lenders under our credit facilities could proceed against the collateral granted to them to secure that indebtedness, which represents substantially all of our assets. If any of the lenders under our credit facilities accelerate the repayment of borrowings, we may not have sufficient cash flow or assets to repay our credit facilities and other indebtedness or have the ability to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us.
Certain of our current financing arrangements include significant prepayment obligations and our current financing arrangements require compliance with financial and other covenants. A failure to comply with such covenants could adversely affect our ability to operate.
The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and adequate insurance coverage. In addition, our $2.2 million promissory notes payable include prepayment approval by both parties which likely will prevent prepayment and result in us having to pay interest on such obligations at rates exceeding 28% per annum until maturity in October 2037. These covenants and provisions may limit our flexibility in conducting our operations and breaches of loan covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations. Regulatory and market changes may also result in higher borrowing costs and reduced access to credit.
We may have substantial future capital requirements, and our ability to obtain additional funding is uncertain.
Our capital needs depend on many factors, including the rate of acquiring and expanding dental practices, technological advances that require new clinical equipment or technology, such as digital imaging, and the replacement and enhancement of management information systems and related technology needs and requirements.

Because our growth strategy depends on expansion, we will need additional capital resources to expand our business. While the cost of any acquisition or additional practices will vary based on size and region, we estimate that the average acquisition of new practices will cost approximately $1 – 2 million as we anticipate future acquisitions to be larger than our average historical acquisitions. Additional factors can unexpectedly increase the costs of acquiring and expanding practices. Also, we generally incur significant advertising and marketing expenditures to attract patients during the first year of new or expanded operations. The expenses involved in acquiring, developing and establishing new practices and in supporting them could consume a significant portion of our cash flow.
We may not have adequate resources to finance the growth in our business and we may not be able to obtain additional capital through subsequent equity or debt financings on terms acceptable to us or at all. If we do not have adequate resources and cannot obtain additional capital, we will not be able to implement our expansion strategy successfully, our growth could be limited and our results of operations could decline.
We may not realize the expected value of our goodwill and intangible assets.
As of September 30, 2025 and December 31, 2024, approximately 17.7% and 18.6% of our total assets, respectively, were represented by goodwill and intangible assets, net of amortization. Trademarks subject to amortization are capitalized and amortized over 15 years on a straight-line basis. Patient lists acquired as part of dental practice acquisitions are capitalized and amortized over 15 years on a straight-line basis.
Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is not amortized but is assessed for impairment annually. When testing goodwill for impairment, we may first assess qualitative factors to determine if it is more likely than not the carrying value of an asset exceeds its estimated fair value. During a qualitative analysis, we consider the impact of changes, if any, to the following factors: macroeconomic, industry and market factors; cost factors; changes in overall financial performance; and any other relevant events and uncertainties impacting the fair value. If our qualitative assessment indicates a goodwill impairment is more likely than not, we perform additional quantitative analyses. We may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. We completed our annual impairment test for goodwill as of October 1, 2024 and 2023, and determined the fair value of goodwill was substantially in excess of the carrying value, thus no impairment adjustment was deemed necessary for 2024 or 2023.
If impairment were determined to be appropriate in any of our asset categories, we would make the appropriate adjustment to the asset to reduce the asset’s carrying value to fair value. In the event of any sale or liquidation of us or a portion of our assets, the value of our intangible assets may not be realized. Any future determination requiring the write-off of goodwill or recognizing an impairment charge could have an adverse effect on our financial condition and results of operations.
We cannot guarantee future financial performance based on our historical performance.
We rely on our management to successfully manage our operations and any expansion and development opportunities. However, future results of operations are also dependent on various other factors outside of our control. There is no guarantee that our historical performance is indicative of our future financial performance.
Risks Related to our Common Stock and this Offering
There has been no prior public market for our Common Stock and an active market may not develop or be maintained, which could limit your ability to sell shares of our Common Stock.
Prior to this offering, there has been no public market for our common stock, and the initial public offering price may bear no relationship to our book value, earnings history or other established criteria of value or to the price at which the Common Stock will trade after the offering. The initial public offering price for the shares of our Common Stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market after the offering. An active public market for our Common Stock may not develop or be sustained after the offering. As a result, investors may not be able to sell their Common Stock at or above the initial public offering price or at the time that they would like to sell. Further, certain individuals have the opportunity to purchase in aggregate up to 10% of our shares of Common Stock offered in this offering at the initial public offering price pursuant to the Company’s directed share program (the “Directed Share Program”). To the extent participants in the Directed Share Program (“Participants”) purchase shares in this offering, fewer shares may be actively traded in the public market because these individuals may be restricted from selling the shares by a 180-day lock-up restriction, which would reduce the liquidity of the market for our Common Stock.
We expect that the price of our Common Stock will fluctuate significantly.
Volatility in the market price of our Common Stock may prevent you from being able to sell your Common Stock at or above the price you paid for your Common Stock. The market price for our Common Stock could fluctuate significantly for various reasons, including:
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our operating and financial performance and prospects, including seasonal fluctuations in our financial performance;

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conditions that impact demand for the services of our affiliated dentists;

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the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission;

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changes in earnings estimates or recommendations by securities analysts who track our Common Stock;

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market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

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strategic actions by us or our competitors, such as acquisitions or restructurings;

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changes in federal and state government regulation;

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changes in accounting standards, policies, guidance, interpretations or principles;

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arrival or departure of key personnel;

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sales of Common Stock by us, affiliated dentist shareholders or members of our management team; and

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changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our Common Stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.
Future sales of our Common Stock, or the perception that such sales may occur, could depress our Common Stock price.
Upon completion of this offering, our current shareholders will hold a substantial number of shares of our Common Stock that they will be able to sell in the public market in the near future. Sales, or the perception that such sales may occur, by our current shareholders, in particular by our affiliated dentist shareholders, directors and executive officers of a substantial number of shares after this offering could significantly reduce the market price of our Common Stock.
We, our directors and executive officers, and all of our shareholders have agreed with the underwriters that, without the prior written consent of Northland Securities, Inc. (“Northland Securities”), we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.
All of our shares of Common Stock will be freely tradable after the expiration of the lock-up agreements, excluding any shares acquired by persons who may be deemed to be our affiliates. Approximately [    ] shares of our Common Stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. The representative of the underwriters, in its sole discretion and at any time without notice, may release all or any portion of the shares of our Common Stock subject to the lock-up agreements.
In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of Common Stock reserved for issuance in respect of incentive awards and restricted stock awards to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our Common Stock. These sales also could impede our ability to raise future capital. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.
Investors in this offering will experience immediate and substantial dilution.
If you purchase Common Stock in this offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate dilution of $15.15 per share, representing the difference between the assumed initial public offering price of $13.00 per share, which is the mid-point of the range set forth on the cover of this prospectus, and our as adjusted net tangible book deficit per share after giving effect to this offering.
In addition, the Company has 2,517,284 shares of restricted Common Stock outstanding that following this offering will vest at the rate of 6.25% per quarter. The vesting of such shares will increase the number of shares of Common Stock outstanding, which will have the effect of decreasing earnings per share.
Our issuance of additional shares of Common Stock in connection with financings, acquisitions, investments, equity incentive plans, or otherwise will dilute all shareholders.
We expect to issue additional shares of Common Stock in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. As part of our business strategy, we may acquire or affiliate with dental practices and issue equity securities in connection with such transactions. Any such issuances of additional shares of Common Stock may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Common Stock to decline.
We may also raise capital through equity financings in the future. Any additional capital raised through the sale of equity may dilute existing shareholders’ percentage ownership of the Common Stock and we could create new equity securities which could have rights, preferences and privileges superior to those of holders of the Common Stock. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to implement our growth strategy and grow or maintain our operations.
Our Directors serve staggered, three years terms and the holders of our Common Stock do not control the election of all Board of Director positions. Our affiliated dentists control the right to appoint three directors to the Board of Directors.
Our Board of Directors is structured in three classes, each with a three-year term. Common Stock shareholders have the right to vote for a majority, but not all of the members of the Board of Directors. Dentists of our affiliated dental practices meeting certain criteria principles focused on years of practice with the group elect a five (5) person Board of Governors of DDS Advisor LLC, a South Dakota limited liability company.

This Board then appoints one director in each class of our Board of Directors, giving DDS Advisor LLC the right to appoint three (3) directors on our Board of Directors. This structure may deter a future tender offer and may have the effect of assisting our management to retain its position and place it in a better position to resist changes that shareholders may desire.
General Risk Factors
We are subject to risks associated with engaging in acquisitions.
While individual acquisitions have historically not been material relative to the size of our overall operations, we expect to engage in future acquisitions to achieve our growth strategy. Our ability to execute our growth strategy depends in part on our ability to identify and acquire desirable acquisition candidates at a price and on terms acceptable to us (including terms which foster motivation for continued success in the acquired dental practices) and on our ability to successfully integrate acquired operations into our group. If we identify suitable acquisition candidates, we may be unable to successfully negotiate their acquisition at a price or on terms and conditions acceptable to us. In addition, we are not always able to control the timing of our acquisitions. An inability to complete acquisitions within the time frames that we expect may cause our results of operations to be less favorable than expected. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our group, some acquisitions may not fulfill our anticipated financial or strategic objectives in a given market due to factors that we cannot control, such as market conditions, market position, competition, patient base contraction, third-party legal challenges or governmental actions.
A component of our growth strategy involves achieving economies of scale and operating efficiencies by growing through acquisition. We may not achieve these goals unless we effectively integrate the operations of acquired dental practices within our existing group. Our future financial performance is impacted by our ability to efficiently and effectively integrate the operations of acquired dental practices into our existing network and achieve identified cost savings and other synergies. In addition, we may change our strategy with respect to a market or acquired dental practices and decide to sell such operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.
Failure to retain existing patients of the acquired dental practices, expand operational and financial systems and controls or to retain and integrate appropriate personnel could also adversely affect our results of operations. Further, if capital expenditure requirements are greater than anticipated, or if we are unable to manage our growth profitably, our business, financial condition, cash flows and prospects may be negatively impacted.
We may also have opportunities in the future to acquire other dental support services organizations. Such acquisitions may result in difficulties in assimilating acquired dental support services organizations and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate other dental support services organizations that we acquire, including their personnel, systems and general operating procedures. If we fail to successfully integrate such acquisitions, we could experience increased costs associated with operating inefficiencies, which could have an adverse effect on our profitability.
We may be subject to potential liabilities from past and future acquisitions.
While individual acquisitions are generally not expected to be material to the size of our overall operations, acquired dental practices may be subject to operational, tax and other liabilities and risks that were not identified at the time they were acquired. In pursuing acquisitions, we will conduct due diligence on the business or assets being acquired and seek detailed representations and warranties with respect to the business or assets being acquired and as a standard practice to seek to obtain indemnification from sellers of the acquired dental practices. Despite such efforts, there can be no assurance that the scope of such indemnification would adequately cover any liabilities as a result of acquisitions, or that we will not become subject to undisclosed liabilities as a result of acquisitions. Any failure to discover potential liabilities may be due to various factors, such as a failure to accurately assess all of the pre-existing liabilities of the operations acquired or sellers failing to comply with laws. If this occurs, we may be responsible for such liabilities or prior violations of laws, which could have a material adverse effect on our business, financial condition, results of operations and cash flows and in some instances, could negatively impact the public perception of our brand. Further, we are also subject to the risk of fraud on the part of sellers which could, among other things, result in an overstatement of key metrics of the acquired dental practices or in the failure to disclose instances of non-compliance with applicable laws, dental benefits policies or contracts related to the acquired dental practices which could expose us to governmental investigation, penalties or fines, the risk of termination or renegotiation of such contracts and have a negative impact on the public perception of our brand.
The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934 (“the Exchange Act”), and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that we may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function, and hire additional accounting and internal audit staff. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
The date we would cease to be an emerging growth company would be the earliest of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer;” and (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the last day of the fiscal year following the fifth anniversary of our first sale of common equity securities under an effective Securities Act registration statement,
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.
Our senior management team has limited experience managing a public company, and regulatory compliance may divert our attention from the day-to-day management of our business.
The individuals who constitute our senior management team have limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage a public company subject to significant regulatory oversight and reporting obligations under United States securities laws. In particular, these obligations require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.
If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Common Stock, the price of our Common Stock could decline.
The trading market for our Common Stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
Our amended and restated bylaws, our restated certificate of incorporation, and Minnesota law each contain provisions that could discourage another company from acquiring us and may prevent attempts by our shareholders to replace or remove our current management.
Provisions of our amended and restated bylaws, our restated articles of incorporation and Minnesota law may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove directors appointed by our affiliated dentists. These provisions include:
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authorizing the issuance of “blank check” preferred stock without any need for action by shareholders;

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eliminating the ability of shareholders to call special meetings of shareholders;

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Requiring a supermajority vote for a change in control transaction;

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Staggered board of directors with three board seats appointed by a dentist controlled entity;

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prohibiting shareholder action by written consent; and

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establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

We are also subject to provisions of the Minnesota Business Corporation Act that, in general, prohibit any business combination with a beneficial owner of 10% or more of our Common Stock for four years unless the holder’s acquisition of our stock was approved in advance by our board of directors. In addition, Minnesota law also invalidates the voting rights of shares of Common Stock if specific procedures are not complied with as a shareholder accumulates increasing amounts of share ownership percentage. Together, these article and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Common Stock.
The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Common Stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Common Stock in an acquisition.

Certain limitations on director and officer liability and indemnification in our articles of incorporation and indemnification agreements may discourage shareholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties, may reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit the Company and other shareholders, and may adversely impact shareholders’ investments to the extent that the Company pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
While we believe that including the limitation and indemnification provisions in our post-offering agreements and articles of incorporation is customary and necessary to attract and retain qualified persons such as directors, officers and key employees, those provisions may discourage shareholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.
A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any unforeseen public health crises, such as that experienced with COVID-19, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether domestic or abroad, could adversely affect our operations or the economies of the markets where we operate. The COVID-19 pandemic adversely affected the dental industry between 2020 and 2021, and we cannot assure you that similar outbreaks, from new variants of COVID-19, or new viruses, will not occur in the future. Any such occurrences could cause severe disruption to our daily operations. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for dental services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.

FORWARD-LOOKING STATEMENTS AND
STATISTICAL DATA AND MARKET INFORMATION
This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. These statements are only predictions.
Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements:
•
Changes in the economy, inflation, interest rates, or consumer demand can significantly affect business performance, including risks related to economic downturns, shifts in consumer behavior, or instability in financial markets;

•
Market competition, technological innovation, or shifts in dental industry trends can threaten growth;

•
Changes in government regulations, tax laws, dental practice standards, and compliance requirements may impact operations; and

•
Reputational harm affecting our affiliated dental brands could impact financial performance.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.
This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of the Common Stock will be approximately $18.1 million, based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions of approximately $1.4 million and estimated offering expenses payable by us of approximately $0.5 million, which include legal, accounting, printing and other offering expenses. Our net proceeds will increase by approximately $2.8 million if the underwriters option to purchase additional shares is exercised in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by approximately $1.4 million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for general corporate purposes, including working capital and corporate development, and repayment of outstanding debt.
We intend to use the net proceeds from this offering for general corporate purposes, which may include acquisitions of practices, capital expenditures (such as investments in de novo practices), working capital, and repayment and refinancing of outstanding debt. The net proceeds from this offering may be used to repay a portion of the principal and accrued interest outstanding on the Bank Notes Payable term loan, which has an interest rate of one-month SOFR plus 2.10% and matures in March 2029, and had $10.2 million and $11.6 million principal outstanding as of September 30, 2025 and December 31, 2024, respectively. From time to time, we engage in preliminary discussions and negotiations with various dental practices in order to explore the possibility of an acquisition or investment. However, as of the date of this prospectus, we have not entered into any agreements or arrangements which would make any acquisitions, investment, or repayment and refinancing of debt probable. We have not determined the amounts we plan to spend on the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds of this offering.
Pending the uses described herein, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY
Dividends of $3.2 million were paid for the nine month period ended September 30, 2024. No dividends were paid for the nine month period ended September 30, 2025. For the year ended December 31, 2024, dividends of $6.7 million were paid to shareholders. In 2023 dividends of $0.4 million were paid to shareholders of our affiliated dental practices. as reimbursement for their share of partnership income tax liability. Prior to the creation of Park Dental Partners, Inc. in 2023, affiliated dental practices distributed profits via incentive bonuses, which are reflected in our net income during that period. These bonuses were utilized to distribute a component of our operating profits to owners in a tax efficient manner.
Payment of cash dividends in the future will be dependent upon operating profits, liquidity needs, capital requirements and general financial condition. We have not declared a formal dividend policy, nor do we expect to prior to becoming a public company. Any determination to pay dividends on our Common Stock thereafter will be at the discretion of our Board of Directors based upon all relevant factors present at that time.

CAPITALIZATION
The following table as adjusted sets forth our cash and capitalization as of September 30, 2025, on: (i) an actual basis; (ii) a pro forma as adjusted basis to give effect to (a) the vesting of 25% of the outstanding Park Dental Partners, Inc. restricted Common Stock, resulting in a total of 839,095 shares of Common Stock vesting automatically immediately upon the completion of this offering, and the associated impacts to additional paid in capital, retained earnings, and tax provision arising as a result of the vesting related stock compensation costs and (b) the receipt of $18.6 million net proceeds received in this offering from the issuance and sale of 1,535,000 shares of Common Stock in this offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions which will be deferred and the recognition of obligations for estimated offering costs payable by us and the associated impacts to cash, total current assets, total current liabilities, additional paid in capital, and shareholders’ deficit. Refer to the Consolidated Balance sheet on page 19 for more detailed explanation of the pro forma adjustments:
	As of September 30,
(in thousands)	2025	Proforma Adjustments(1)	Proforma as Adjusted(1)
CONSOLIDATED BALANCE SHEET
ASSETS
Cash	$8,376	$18,558	$26,434
Total current assets	19,426	19,955	39,381
Total non current assets	136,985	—	136,985
TOTAL ASSETS	$156,411	$19,955	$176,366
LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Current debt	1,900	—	1,900
Total current liabilities	37,129	(1,147)	35,982
Total long-term liabilities	118,898	—	118,898
TOTAL LIABILITIES	156,027	(1,147)	154,880
SHAREHOLDERS’ DEFICIT
Common stock, $0.0001 par value, 100,000,000 shares authorized; 1,717,541 shares issued and outstanding at September 30, 2025, and 4,091,636 shares of Common stock, par value $0.0001 per share, issued and outstanding, pro forma as adjusted	1	—	1
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—	—
Additional paid-in capital	1,463	25,686	27,149
Treasury Stock	(737)	—	(737)
Accumulated shareholders’ deficit	(343)	(4,584)	(4,927)
Total shareholders’ deficit	384	21,102	21,486
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$156,411	$19,955	$176,366

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share of Common Stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash, working capital, total assets, and total equity by $1.4 million, assuming that the number of shares of Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 100,000 shares of Common Stock in the number of shares offered by us at the assumed initial public offering price, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) as adjusted cash, working capital, total assets, and total equity by $1.2 million. The adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.
The table above assumes the underwriters option to purchase additional shares of Common Stock will not be exercised and excludes:

•
2,517,284 shares of Common Stock issuable upon the vesting of outstanding Park Dental Partners, Inc restricted stock that have been issued under our 2023 Equity Incentive Plan and 2023 Restricted Stock Plan that will not automatically vest immediately upon the completion of this offering;

•
807,410 shares of Common Stock available for issuance pursuant to our 2023 Equity Incentive Plan; and

•
92,100 shares of common stock issuable upon the exercise of underwriter’s warrants to be issued to the underwriters at an exercise price per share equal to 120% of the initial public offering price.

DILUTION
If you invest in our Common Stock, your interest will be diluted to the extent of the difference between the public offering price per share of Common Stock you pay and the as adjusted net tangible book value per share of our Common Stock after this offering.
Our historical net tangible book deficit as of September 30, 2025 was ($27.3 million), or ($15.92) per share of Common Stock. We calculate net tangible book value per share by calculating the total assets less goodwill and other intangible assets and total liabilities, and dividing that result by the number of shares of Common Stock outstanding.
Our as adjusted pro forma net tangible book deficit as of September 30, 2025 was $7.6 million, or ($1.87) per share of Common Stock. Pro forma net tangible book deficit represents the amount of our total assets less goodwill and other intangible assets and total liabilities after giving effect to the vesting of 839,095 shares of restricted Common Stock immediately upon the completion of this offering and, assuming that the shares of Common Stock offered under this prospectus are sold at a public offering price of $13.00 per share (the mid-point of the range set forth in the cover page of this prospectus).
Net tangible book value dilution per share of Common Stock represents the difference between the amount per share paid by new investors who purchase shares of Common Stock in this offering and the as adjusted pro forma net tangible book value per share of Common Stock immediately after completion of this offering. As of September 30, 2025, after giving effect to the pro forma adjustments described in the preceding paragraph and the application of the estimated net proceeds to us in this offering as described under “Use of Proceeds,” our as adjusted pro forma net tangible book deficit would have been ($7.6) million, or ($1.87) per share, assuming that the shares of Common Stock offered under this prospectus are sold at a public offering price of $13.00 per share (the mid-point of the range set forth in the cover page of this prospectus). This represents an immediate increase in net tangible book value of $8.18 per share to existing shareholders, and an immediate dilution in net tangible book value of ($14.87) per share to new investors in the offering. The table below illustrates this per share dilution as of September 30, 2025:
Assumed initial public offering price per share of Common Stock		$13.00
Net tangible book deficit per share of Common Stock as of September 30, 2025	$(15.92)
Increase in net tangible book value per share of Common Stock attributable to pro forma transactions described above		$5.87
Increase in net tangible book value per share of Common Stock attributable to new investors	$8.18
As adjusted pro forma net tangible book deficit per share of Common Stock after this offering		($1.87)
Dilution in net tangible book value per share of Common Stock to new investors		($14.87)
A $1.00 increase (decrease) in the assumed public offering price of $13.00 per share would increase (decrease) our as adjusted net tangible book deficit per share after this offering by $0.35, and the dilution to new investors by $0.34 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercises their over-allotment option in full, our as adjusted net tangible book deficit will decrease to ($1.39) per share, representing an increase to existing holders of $9.31 per share, and there will be an immediate dilution of ($14.39) per share to new investors.
The following table sets forth, on an as adjusted basis as of September 30, 2025, the number of shares of Common Stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of Common Stock and by new investors, at an assumed initial public offering price of $13.00 per share, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	2,556,636	62%	$17,436,258	47%	$6.82
New investors	1,535,000	38%	19,955,000	53%	$13.00
Total	4,091,636	100.0%	$37,391,258	100.0%	$9.14
The table above assumes the underwriters option to purchase additional shares of Common Stock will not be exercised and excludes:

•
2,517,284 shares of Common Stock issuable upon the vesting of outstanding restricted stock that issued under our 2023 Equity Incentive Plan and 2023 Restricted Stock Plan that will not automatically vest immediately upon the completion of this offering; and

•
807,410 shares of Common Stock available for issuance pursuant to our 2023 Equity Incentive Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” In accordance with factors for consolidation under generally accepted accounting principles in the United States, we consolidate the net assets and results of operations of the affiliated dental practices operating under long-term business service agreements with us. As a result, references to our revenues, our expenses and similar items relating to our results of operations and net assets includes the revenues, expenses and similar items of our affiliated dental practices and all transactions between the affiliated dental practices and us, such as the service fees we charge, are eliminated in consolidation.
Overview
As a dental resource organization (“DRO”) operating through Park Dental Partners, Inc. we provide administrative business support services including clinical team members, administrative personnel, facilities and equipment to our affiliated general and multi-specialty dental practices throughout Minnesota and Wisconsin. Our network of affiliated dental practices employs over 200 dentists across 84 practice locations and was ranked as one of Minnesota’s largest private companies by revenue by the Minneapolis/St Paul Business Journal, in June 2025. Our clinical support team includes over 900 hygienists, dental assistants, and patient care coordinators that support affiliated dentists in operating their dental practices. Our network of affiliated dental practices has been operating for over fifty years, beginning with the establishment of the general dentistry group in 1972. The mission of our affiliated dental practices since inception has been to ensure patients enjoy the benefits of a lifetime of good oral health. This mission continues to be the driving force behind our organization today.
Business Model
We provide support services on an exclusive basis to dental groups operating in the Midwest United States, primarily in Minnesota. We operate under long term Administrative Resources Agreements with affiliated dental groups pursuant to which we provide business support services, non-clinical personnel, facilities and equipment. In exchange for providing these services, we receive a management fee plus reimbursement of certain costs incurred by us in connection with fulfilling our responsibilities under these services agreements.
Our Administrative Resources Agreements are long-term agreements between the affiliated dental group and the DRO, and a single designated doctor who is the sole holder of the equity of the respective affiliated dental group. The agreements outline the terms under which we provide administrative, business, and operational support services to the affiliated dental practices. Effective October 1, 2023, each agreement establishes the DRO as the exclusive provider of non-clinical services — such as billing, collections, staffing, marketing, compliance, and facilities management — allowing the affiliated dental group to focus solely on delivering professional dental services. The agreements ensure compliance with state laws prohibiting the unlicensed practice of dentistry, clearly delineating that all clinical decisions remain under the affiliated dental practice’s control and the practices’ dentists. Each agreement includes detailed provisions on financial arrangements, including a management fee based on a percentage of net collections, confidentiality, indemnification, and termination rights. The agreements are effective for 30 years with automatic five-year renewals, unless another termination date is mutually agreed upon. The agreements also include restrictive covenants and HIPAA compliance obligations.
Under each long-term Administrative Resources Agreement, the affiliated dental practice agrees to pay the DRO a monthly management fee equal to approximately 15% – 18% of the affiliated dental group’s net collections. Net collections are defined as the actual cash receipts collected by the affiliated dental practice, minus any patient or payor refunds, adjustments, and payments made to third-party collection agencies. As a result of our exclusive, long-term Administrative Resource Agreements with our affiliated dental practices, we have a variable interest and are the primary beneficiary in those affiliated dental practices. Accordingly, our consolidated financial results include the consolidated results of the affiliated dental practices in which we do not hold an equity interest. See further description under Note 16, Variable Interest Entities, of the Consolidated Financial Statements presented elsewhere in this Prospectus.
The agreements also stipulate that the management fee will automatically increase by 5% annually unless both parties agree in writing to a different arrangement. Additionally, each affiliated dental practice is responsible for fully reimbursing the DRO, without any markup, for all costs, expenses, and liabilities incurred in connection with the services rendered under the agreements or related to the operation and maintenance of the affiliated dental practice’s business.
Stock transfer restrictions exist between the DRO, the affiliated dental practice and the single designated doctor who is the sole holder of the nominal equity of the respective affiliated dental practice. The restrictions ensure continuity and compliance with legal and operational standards. Transfers are only permitted under specific conditions, such as the designated doctor’s death, disability, or disqualification, and must be made to a designated transferee approved by the DRO. The restrictions outline procedures for such transfers, including automatic resignation from company roles and payment terms. The agreement also includes provisions for arbitration, enforcement, and confidentiality, as governed by Minnesota law.
Park Dental Partners, Inc has a controlling financial interest in the affiliated dental groups operating under the administrative resources agreements which provide the DRO the right to receive a significant majority of profits generated by the affiliated dental practices. Accordingly, the assets and liabilities and results of operations of the affiliated dental practices are included in our consolidated financial statements and all transactions between the affiliated dental practices and us, such as the service fees we charge, have been eliminated.
Our network of affiliated dental practices provides both general and specialty dental services, including oral surgery, periodontics, pediatric dentistry, prosthodontics, endodontics, and orthodontics, under long-term agreements with initial terms of 30 years, with automatic 5-year renewals. We have established a significant footprint and brand awareness in our current markets. Our revenues, derived primarily from our affiliated dental practices’ provision of dental services, were approximately $183.3 million and $172.9 million in the nine months ended September 30, 2025 and 2024, respectively, and approximately $229.8 million and $223.5 million in 2024 and 2023, respectively. As a result of our exclusive, long-term agreements with our affiliated dental practices, our consolidated financial results include the consolidated results of the affiliated dental practices, in which we do not hold an equity interest.
Our material revenues are comprised of dental services, which includes the consolidated revenues of our affiliated dental practices. Dental services are provided to patients, who typically pay for services out-of-pocket, through private insurance plans, or through government insurance plans. Approximately 91% and 93% of total revenues for the nine months ended September 30, 2025 and 2024, respectively, were derived from patients with private insurance or government sponsored plans. Approximately 93% of total revenues for each of the years ended December 31, 2024 and 2023, were derived from patients with private insurance or government sponsored plans. Our revenues have increased over the past several years, driven primarily by acquisitions, growth in new and existing patients, increased dentist and hygienist productivity, the expansion of specialty services, increased volume of hygiene services and the hiring of additional dentists and hygienists.
We intend to grow our revenues primarily through expansion of our existing affiliated practices by hiring additional dentists and hygienists, expansion of specialty services, increased productivity and patient appointment volume. We also intend to leverage our strong brand names to expand through acquisition and de novo practices in our existing and new markets. We supported the acquisition of one practice in the nine months ended September 30, 2025, and two dental practices in each of the years ended December 31, 2024 and 2023, respectively. We also opened a de novo practice during the year ended December 31, 2023, and no de novo openings in the year ended December 31, 2024.
Absent the impact and timing of acquisitions, our total revenues have historically been lower in the third quarter of the year due to fluctuations in patient volumes, which are primarily impacted by the timing of holidays and the school year calendar.

Our cost of services consists of clinical team member costs and benefits, dental supplies and laboratory fees, office occupancy, depreciation associated with practice assets, and other practice expenses. In addition, advertising costs with activities at the practice level are charged to cost of services. Our cost of services expenses are directly associated with operating the dental facilities. Clinical team member expenses and benefits consist principally of affiliated dentist compensation, clinical team member compensation and associated benefit costs. Dental supplies and laboratory fees consists of variable costs associated with our affiliated dental practices providing dental services. Office occupancy expenses include lease costs and other practice physical location expenses. Other practice expenses include MinnesotaCare provider taxes, software and subscription costs, repairs and maintenance costs, recruiting, travel and entertainment, insurance and other operating costs. Depreciation expenses are related to our investments in long-lived assets such as dental equipment, and practice location leasehold improvements.
General and administrative expenses consist of regional management expenses, the costs of our centralized billing offices and call-centers, marketing and advertising expenses, executive and senior management, and centralized functions, such as accounting, finance, team member relations, information technology, operations, real estate and other similar functions.
Depreciation and amortization expenses are related to our non practice related investments in resource support center long-lived assets such as computer equipment, furniture and fixtures, and amortization of intangible assets.
Our costs have increased over the last several years as we have grown our business. However, our general and administrative costs as a percentage of total revenues have consistently decreased as we gained additional leverage over our operating cost structure. Improvements in our cost structure have been driven largely by (i) streamlining our business processes to optimize their effectiveness and minimize their cost, and (ii) leveraging our purchasing volumes to obtain favorable pricing from vendors for products and services. At the same time, we believe our business model has allowed affiliated dentists and hygienists to increase productivity as a result of their ability to expand service offerings and treat an increased volume of patients. We expect to gain additional leverage over our operating cost structure in the future by leveraging our centralized infrastructure to support our expected growth and expansion.
Interest expenses have generally increased over the last several years as interest rates have risen. In 2024, we refinanced a revolving line of credit into long-term debt, increasing the amount of our outstanding long-term debt by approximately $10.2 million but decreasing the applicable interest rate. With normal course long term debt amortization payments throughout 2024 and 2025, and lower borrowings on the revolving line of credit, we have experienced lower interest expense. We expect interest expense will continue at a similar rate over the next twelve months unless we make significant acquisitions or otherwise utilize our revolving loan facility.
Our primary sources of liquidity are cash provided by operations and available borrowings under our credit facilities. The service fees we receive from professional associations and their reimbursements of certain costs we incur on their behalf are our primary source of cash from operations. To the extent the affiliated dental groups do not generate sufficient revenues to pay a significant portion of our service fee, after paying for their expenses and reimbursing us for our costs, we may not have sufficient cash to meet our debt obligations.
In accordance with generally accepted accounting principles in the United States, or GAAP, we consolidate the operating results and net assets of affiliated dental groups with our financial statements. Assets of our affiliated dental groups are subject to the first priority lien securing our indebtedness under our credit facilities. The primary assets of professional associations are cash and receivables from patients and third-party payors and their primary liabilities are payables for their direct expenses, such as payables for salaries of dental professionals and payables due to us, which are eliminated through consolidation.

Key Financial Measures, Performance Indicators and Non-GAAP Financial Measures
In assessing the performance of our business, we consider a variety of financial measures and performance indicators that directly or indirectly impact our revenue and profitability. The key financial and Non-GAAP financial measures and performance indicators we use are set forth below, as of and for the nine months ended September 30, 2025 and 2024:
	Nine months ended September 30,		Increase / (Decrease)	% Increase / (Decrease)
	2025	2024
Key Financial Measures
Revenue	$183,286	$172,871	$10,415	6.0%
Gross Margin	$31,199	$27,972	$3,227	11.5%
Net income	$5,387	$4,606	$781	17.0%
Same Practice Revenue Growth	5.8%	2.5%	3.3%	132.0%
Patient Visits	540,240	535,338	4,902	0.9%
Dentist Count	218	208	10	4.8%
Patient Retention Rate	89.8%	89.0%	0.8%	0.9%
General and Administrative Expenses Percentage(1)	11.9%	11.2%	0.7%	5.7%
Non-GAAP Measures
Profitability Related Financial Measures:
Adjusted Gross Margin	$37,867	$34,173	$3,694	10.8%
Adjusted Gross Margin Percentage	20.7%	19.8%	0.9%	4.5%
Adjusted EBITDA	$18,316	$15,591	$2,725	17.5%
Adjusted EBITDA Percentage	10.0%	9.0%	1.0%	10.8%

(1)
General and administrative expenses percentage is equal to the amount obtained by dividing general and administrative expenses by total revenues.

For a reconciliation of Adjusted EBITDA to Net Income and Adjusted Gross Margin to Gross Margin, the most directly comparable GAAP measures, see “Summary Consolidated and Other Financial Data.”
Revenue Related Financial Measures and Performance Indicators
Same Practice Revenue Growth.   Same practice revenues represent total revenues for same dental practice locations that have been operating for at least 13 full months prior to the end of a given period and which have not been closed, or sold during such period. Measuring the year-over-year change in same practice revenues allows us to evaluate how affiliated dental practices are performing. We believe various factors affect comparable practice revenues, including patient demand for dental services, economic trends, dentist and hygienist staffing levels, availability of dentists and hygienists, pricing, competition, visibility and accessibility of the dental practices, quality of the tenants surrounding the dental practices, clinical hours and the level of customer service provided inside and outside of the dental practices.
Same Practice Revenue growth for the nine month period ended September 30, 2025 was 5.8%, or 3.3% higher than the 2.5% Same Practice Revenue growth for the nine month ended September 30, 2024. Same Dental practice locations included in Same Practice Revenue for the nine month period ended September 30, 2025, and 2024, totaled 78 and 80, respectively.
Increases in Same Practice Revenue growth was attributable to strong revenue same practice growth in both multi-specialty dentistry and general dentistry benefiting from higher dentist revenue including from higher contractual rates and changes in payor mix and patient procedures.

Patient Visits.   A patient visit is counted when service is provided to a patient at one of our affiliated dental general dentistry practices. Measuring the year-over-year change in patient visits helps us to evaluate how the affiliated dental practices are performing. It also helps with evaluating demand for services which influences decision-making relating to matters such as appropriate staffing levels and recruiting needs. In addition, it influences decision-making processes relating to our marketing, sales and advertising strategies and helps us with evaluating the effectiveness of those strategies. Further, with respect to recall patient count, it allows us to evaluate the ability of affiliated dentists to encourage patients to complete their diagnosed dental treatment plans.
Patient visits for the nine months ended September 30, 2025 were 540,240, an increase of 0.9% from 535,338 for the nine months ended September 30, 2024 even though one fewer business day existed during the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024.
Dentist Count.   Dentists operating in one of our affiliated dental practices are included in this calculation, which includes both full and part-time dentists. Measuring the year-over-year and quarter-over- quarter change in dentist count allows us to evaluate the production capacity of affiliated dental practices. It also influences decision-making relating to matters such as appropriate staffing levels and recruiting needs.
Dentist count as of September 30, 2025 was 218, twelve higher than the December 31, 2024 dentist count of 206, and an increase of ten from September 30, 2024.
Patient Retention Rate.   Patient retention rate is calculated by counting patients that remain active at the beginning and end of a twelve-month period. Active patients are defined as general dentistry patients having been seen by our affiliated dental practices within the past 36 months, or last 18 months for patients under the age of 18. Patients who have not been seen by our affiliated dental practices within these time periods are removed from our active patient lists. This methodology is aligned with ADA clinical procedure codes, and is consistent with treatment protocols for new patients, before being considered an active patient again. Measuring the year-over-year and quarter-over-quarter change in patient retention allows us to evaluate the recurring nature of patient visits at the dental practices and affiliated dentists which influences decision-making around matters such as appropriate levels of staffing, recruiting, advertising and facility expansion opportunities. Patient retention experience was stable with a retention rate for the nine months ended September 30, 2025 of 89.8%, an increase of 0.8% from 89.0% for the nine months ended September 30, 2024.
The key financial and Non-GAAP financial measures and performance indicators we use are set forth below, as of and for the years ended December 31, 2024 and 2023:
	Years Ended December 31,
	2024	2023	Increase / (Decrease)	% Increase / (Decrease)
Key Financial Measures
Revenue	$229,794	$223,509	$6,285	2.80%
Gross Margin	$35,679	$28,846	$6,833	23.70%
Net income	$4,363	$4,889	$(526)	(10.80)%
Same Practice Revenue Growth	1.6%	6.3%	(4.7)%	(74.6)%
Patient Visits	713,118	707,325	5,793	0.80%
Dentist Count	206	203	3	1.50%
Patient Retention Rate	89.2%	89.4%	(0.2)%	(0.20)%
General and Administrative Expenses Percentage(1)	11.10%	11.20%	(0.10)%	(0.90)%
Non-GAAP Measures
Adjusted Gross Margin	$44,008	$43,066	$942	2.20%
Adjusted Gross Margin Percentage	19.20%	19.30%	(0.10)%	(0.50)%
Adjusted EBITDA	$19,394	$19,561	$(167)	(0.90)%
Adjusted EBITDA Percentage	8.40%	8.80%	(0.40)%	(4.50)%

(1)
General and administrative expenses percentage is equal to the amount obtained by dividing general and administrative expenses by total revenues.

For a reconciliation of Adjusted EBITDA to net income and Adjusted Gross Margin to Gross Margin, the most directly comparable GAAP measures, see “Summary Consolidated and Other Financial Data.”
Revenue Related Financial Measures and Performance Indicators
Same Practice Revenue Growth.   Same Practice Revenues for the year ended December 31, 2024 grew 1.6%, which was lower than the 6.3% for the year ended December 31, 2023. Same Dental practice locations included in Same Practice Revenue for fiscal 2024 totaled 78, which was three higher than the Same Dental practice locations of 75 for 2023. Declines in Same Practice Revenue growth, in 2024, and lower clinical production growth in the second half of 2024 reflected lower revenue from hygiene services as our hygienist headcount growth was lowered in the second half of 2024. We do not anticipate the trends from the second half of 2024 to continue into 2025.
Patient Visits.   Patient visits for the year ended December 31, 2024 was 713,118, an increase of 0.8% from 707,325 for the year ended December 31, 2023, attributable to increased clinical efficiency and capacity at our affiliated dental practices.
Dentist Count.   Dentist count as of December 31, 2024 was 206, an increase of 1.5% from 203 as of December 31, 2023.
Patient Retention Rate.   Patient retention was stable with retention rate for the year ended December 31, 2024 was 89.2%, a decrease of 0.2% from 89.4% for the year ended December 31, 2023.
Results of Operations
The following table sets forth, for the periods indicated, our condensed consolidated statements of operations and certain other information, each expressed as a percentage of total revenues. Amounts may not add to the totals due to rounding.
	Nine months ended September 30,
(in thousands, except share and per share amounts)	2025	2024
Revenue	$183,286	$172,871
Cost of Services
Salaries and benefits	110,518	104,753
Dental supplies and Laboratory fees	12,834	12,991
Office occupancy	12,133	11,619
Other practice expenses	10,741	10,108
Depreciation	5,861	5,428
Total Cost of Services	152,087	144,899
Gross Margin	31,199	27,972
General and administrative expenses	21,573	19,402
Depreciation and amortization	1,141	1,155
Operating income	8,485	7,415
Interest expense	(930)	(1,089)
Income before tax	7,555	6,326
Provisions for income tax	2,168	1,720
Net Income	$5,387	$4,606
Earnings per share attributable to common shareholders:
Basic	$3.06	$2.54
Diluted	$3.06	$2.54

Comparison of the Results of Operations for the Nine month period ended September 30, 2025 and the Nine month ended September 30, 2024.
Revenues
Total revenues for the nine months ended September 30, 2025, increased $10.4 million, or 6.0%, to $183.3 million from $172.9 million for the nine months ended September 30, 2024. General Dentistry revenue increased $5.6 million and multi specialty dentistry revenue was higher by $4.8 million reflecting higher payor contractual rates, and higher patient visits at multi specialty. Same Practice Revenue Growth increased approximately 5.8%, or $10.1 million from the prior comparable period.
Cost of Services
Salaries and Benefit.   Salaries and benefits consist principally of affiliated dentist compensation, clinical team member compensation and related benefit costs. Salaries and benefits for the nine months ended September 30, 2025 were $110.5 million, an increase of $5.7 million, or 5.4%, from $104.8 million for the nine months ended September 30, 2024 attributable to higher production related compensation, higher clinical team member costs from annual salary increases and associated incentive compensation, increased temporary labor costs and higher employee benefit expenses.
Dental supplies and Laboratory fees.   Dental supplies and laboratory fees consists of variable costs associated with our affiliated dental practices providing dental services. Dental supplies and laboratory fees expense for the nine months ended September 30, 2025 was $12.8 million, a decrease of $0.2 million, or 1.2% from $13.0 million for the nine months ended September 30, 2024.
Office occupancy Office occupancy expense includes lease costs and other practice physical location expenses. Office occupancy expense for the nine months ended September 30, 2025 was $12.1 million, an increase of $0.5 million, or 5.1%, from $11.6 million for the nine months ended September 30, 2024, attributable to increased lease costs and property taxes.
Other practice expenses Other practice expenses include MinnesotaCare provider taxes, software and subscription costs, repairs and maintenance costs, recruiting, travel and entertainment, insurance and other operating costs.
Other practice expense for the nine months ended September 30, 2025 was $10.7 million, an increase of $0.6 million, or 6.3%, from $10.1 million for the nine months ended September 30, 2024 as a result of higher software costs, provider tax, and repairs and maintenance, offset in part by lower recruiting, postage and marketing costs.
Depreciation.   Depreciation encompasses depreciation associated with practice related assets such as dental equipment, and leasehold improvements, furniture and fixtures and computer equipment. Practice depreciation expense for the nine months ended September 30, 2025 was $5.9 million, an increase of $0.5 million, or 8.0%, from $5.4 million for the nine months ended September 30, 2024, attributable to increased capital investments in expanding practice facilities within existing dental practices.
General and Administrative
General and administrative expenses consist of the costs of our centralized billing offices and call-centers, regional management marketing, and advertising expenses, executive and senior management, and centralized functions, such as accounting, finance, team member relations, information technology, operations, real estate and other similar functions. General and administrative expense for the nine months ended September 30, 2025 was $21.6 million, an increase of $2.2 million, or 11.2%, from $19.4 million for the nine months ended September 30, 2024. The increase in cost is attributable to higher professional fees primarily associated with the Company’s initial public offering, and higher salaries and wages including incentive compensation, offset in part by lower share based compensation.
Depreciation and Amortization
Depreciation and amortization expenses are related to our non practice related investments in long- lived assets such as computer equipment, furniture and fixtures, and amortization of intangible assets.

Depreciation and amortization expense for the nine months ended September 30, 2025 was $1.1 million, slightly lower than the $1.2 million depreciation expense for the nine months ended September 30, 2024.
Interest Expense
Interest expense for the nine months ended September 30, 2025 was $0.9 million, a decrease of $0.2 million, or 14.6%, from $1.1 million for the nine months ended September 30, 2024. Decreased interest expense from the comparable period was attributable to lower total interest-bearing debt under our term loan and line of credit offset in part by increased market interest rates.
Provision for Income Taxes
Income tax expense for the nine months ended September 30, 2025 was $2.2 million compared to $1.7 million of income tax benefit for the nine months ended September 30, 2024 due to higher taxable income, impacted by increased operating earnings and higher non-deductible expenses associated with the initial public offering process.
Liquidity and Capital Resources
We finance our operations and growth through a combination of cash provided by operating activities and borrowings under our revolving loan facility. Cash was $8.4 million at September 30, 2025, and $2.7 million at December 31, 2024. Unused availability under our line of credit was $15 million at September 30, 2025.
We believe that our existing cash and cash equivalents and our expected cash flows from operations and our credit facilities will be sufficient to meet our cash needs for at least the next 12 months. Over the longer term, our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our dental services expenditures, the continuing market acceptance of our offerings, and any investments or acquisitions we may choose to pursue in the future. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. In addition, any future borrowings may result in additional restrictions on our business and any issuance of additional equity would result in dilution to investors. If we are unable to raise additional capital when desired and on terms acceptable to us, our business, results of operations, and financial condition could be materially and adversely affected.
Cash flows from operating activities
Cash flows provided by operating activities were $16.8 million for the nine months ended September 30, 2025, compared to $12.4 million for the nine months ended September 30, 2024. The $4.4 million increase in cash flows provided by operating activities was due primarily to an increase from changes in operating assets and liabilities of $3.8 million, higher net income of $0.8 million, higher addbacks for depreciation and amortization of $0.4 million, offset in part by lower addbacks for non-cash share based compensation of $0.5 million.
Cash flows used in investing activities
Our investing activities are primarily related to capital expenditures for practice growth and expansion, replacing obsolescent assets, and adding capital improvements in existing facilities and technology related projects. Cash flows used in investing activities were $8.1 million and $5.4 million for the nine months ended September 30, 2025 and 2024, respectively. Cash used in investing activities increased due to $1.9 million higher investments in property and equipment, primarily due to higher leasehold improvements at new and existing locations, and a $1.0 million increase in premiums paid on life insurance due primarily to lower contributions by participants in the non qualified deferred compensation plan, offset in part by lower consideration paid for business acquisitions of $0.1 million due to the smaller size of acquired practices.
Cash flows used in financing activities
Cash flows used in financing activities primarily reflect our borrowings and repayments under our current and prior credit facilities which were refinanced in March 2024. Cash flows used in financing activities for the nine months ended September 30, 2025 were $3.0 million compared to cash used in financing activities of $4.1 million for the nine month ended September 30, 2024. The $1.1 million change of finance cash usage reflects lower dividends paid by $3.2 million, decreased checks issued in excess of cash totaling $1.4 million, lower dental practice installment payments, offset in part by increased net payments on debt of $3.2 million, and an increase in cash paid for share repurchases by $0.5 million.
Outstanding indebtedness
At September 30, 2025, and December 31, 2024, we had $12.5 million and $13.9 million outstanding under the respective term loans. At September 30, 2025, and December 31, 2024, we had $0 outstanding under the line of credit.
On March 27, 2024, we entered into a new credit agreement which amended the existing agreement and provided for a new $13 million term loan and amended the line of credit to $15 million from the prior $23 million. The term loan matures in March 2029 and carries an interest rate equal to the one-month SOFR rate plus 2.10%. The amended agreement also allows for an accordion right to increase the term loan by an additional $10 million. The amended line of credit extended the maturity from March 2024 to March 2027 and carries an interest rate equal to the one-month SOFR rate plus 2.00%.
The agreement requires that we comply with a minimum fixed charge coverage ratio and a total cash flow leverage ratio. In addition, the agreement contains standard negative covenants that limit our ability to undertake individual business combinations in excess of specified limits; incur and pay certain indebtedness; create, incur, or assume certain liens and negative pledges; sell, lease, convey, transfer or otherwise dispose of certain assets; liquidate or dissolve any of our subsidiaries; make certain loans and investments; make certain dividends and redemptions; and substantially change the nature of our business.
Proceeds from the term loan in March 2024 were used to pay off the line of credit. We were in compliance with all covenants specified in the credit agreement at September 30, 2025, and December 31, 2024 including the fixed charge coverage and cash flow leverage rations. We believe, based on our current financial forecasts and trends, that we will remain compliant with all covenants for the foreseeable future.
Our obligations under the credit facilities are secured by a first priority lien on substantially all of our tangible and intangible assets and the tangible and intangible business assets of the affiliated dental practices.
In addition to the aforementioned credit facilities, we have subordinated notes payable of $2.2 million due to related parties and certain current and former shareholders. The principal is due at maturity and interest is due quarterly through October 1, 2037. Interest is equal to the greater of 14% of the principal balance or an amount based on a formula using average dentist compensation or a formula based on total revenue. The subordinated debt effective interest rate for 2025 is 25.7% compared to 28.0% in 2024. The notes are secured by all of our business assets and the affiliated dental practices and are subordinated to the bank notes payable and the line of credit. The notes have significant prepayment obligations.
Deferred Compensation.   Our deferred compensation was $70.4 million and $69.1 million at September 30, 2025 and December 31, 2024, respectively and primarily consists of a professional employee compensation plan and a non-qualified deferred compensation plan.
Professional Employee Compensation Plans — Our affiliated dental practices have Professional Employee Compensation Plans and executed employment agreements with certain dentists and professional employees.
These agreements provided for the creation of a deferred compensation balance for eligible employees in the event of separation from service. This deferred compensation plan was amended to cap the liability at its December 31, 2023 balance and is non-interest bearing. The deferred compensation balance is paid over a period of five years from the date of the participants separation from the group, subject to the limitation that the maximum amount we will be required to pay under the in each year is capped at 2% of the respective Company’s annual adjusted gross revenue, as defined in the agreement. At September 30, 2025, and December 31, 2024, the total deferred compensation liability related to the Professional Employee Compensation Plans was $47.9 million and $48.9 million, respectively.

Nonqualified Deferred Compensation Plans — We and our affiliated dental practices utilize nonqualified deferred compensation plans that provide participants the opportunity to defer compensation on a pretax basis. Benefit payments to participants are available upon termination of employment, disability, death, unforeseeable emergencies, a change-in-control event, as defined, or qualified planned in-service distributions.
The agreement provides eligible participants the option to receive payment in a lump sum distribution or up to five annual installments. Participants are immediately 100% vested in their voluntary deferred compensation contributions, and are fully vested in employer credits after five years of service. Participant accounts are credited with deferred compensation contributions and earnings thereon, as defined. At September 30, 2025, and December 31, 2024, the total deferred compensation liability related to the nonqualified deferred compensation plan was $22.5 million and $20.2 million, respectively.
Results of Operations
The following table sets forth, for the periods indicated, our consolidated statements of operations and certain other information, each expressed as a percentage of total revenues. Amounts may not add to the totals due to rounding.
	Years Ended December 31,
($ amounts in thousands, except per share and other data)	2024	2023
Consolidated Statements of Operations:
Revenue	$229,794	$223,509
Cost of Services:
Salaries and benefits	140,741	142,273
Dental supplies and Laboratory fees	17,093	17,121
Office occupancy	15,519	15,197
Other practice expenses	13,471	13,285
Depreciation	7,291	6,787
Total Cost of Services:	194,115	194,663
Gross Margin	35,679	28,846
General and administrative expenses	25,470	25,061
Depreciation and amortization	1,544	1,508
Operating income	8,665	2,277
Interest expense	(1,449)	(1,208)
Income before tax	7,216	1,069
Provision/(benefit for income tax)	2,853	(3,820)
Net Income	$4,363	$4,889
Comparison of the Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023.
Revenues
Total revenues for the year ended December 31, 2024, increased $6.3 million, or 2.8%, to $229.8 million from $223.5 million for the year ended December 31, 2023. General Dentistry revenue increased $2.6 million and multi-specialty dentistry revenue was higher by $3.7 million reflecting increased patient visits including from new acquisitions. Approximately $2.8 million of the increase was from recent acquisitions. Same Practice Revenue Growth increased approximately 1.6%, or $3.5 million from the prior year.
Cost of Services
Salaries and Benefits Salaries and benefits consist principally of affiliated dentist compensation, clinical team member compensation and related benefit costs. Salaries and benefits for the year ended December 31,

2024 was $140.7 million, a decrease of $1.6 million, or (1.1%), from $142.3 million for the year ended December 31, 2023, attributable to a reduction in bonus payments as the organization eliminated dentist shareholder bonus at the end of 2023 in relation to our reorganization under Park Dental Partners, Inc. In 2023, we recorded $6.4 million in dentist shareholder bonuses. No dental shareholder bonuses were recorded in 2024 as dentist shareholders received dividend distributions during the year under the updated legal structure completed in the fall of 2023. This decrease was partially offset by increased clinical team member costs.
Dental supplies and Laboratory Fees.   Dental supplies and laboratory fees consists of variable costs associated with our affiliated dental practices providing dental services. Dental supplies and laboratory fees expense for the year ended December 31, 2024 was $17.1 million, flat from $17.1 million for the year ended December 31, 2023.
Office occupancy expenses.   Office occupancy expenses include lease costs and other practice physical location expenses. Office occupancy expense for the year ended December 31, 2024 was $15.5 million, an increase of $0.3 million, or 2.1%, from $15.2 million for the year ended December 31, 2023, attributable to increased capacity expansion and slightly higher leasing costs.
Other practice expenses.   Other practice expenses include MinnesotaCare provider taxes, software and subscription costs, repairs and maintenance costs, recruiting, travel and entertainments, insurance and other operating costs.
Other practice expense for the year ended December 31, 2024 was $13.5 million, an increase of $0.2 million, or 1.4%, from $13.3 million for the year ended December 31, 2023 as a result of $0.6 million higher provider tax, offset in part by lower filing and processing fees.
Depreciation encompasses depreciation associated with practice related assets such as dental equipment, and leasehold improvements, furniture and fixtures and computer equipment. Practice depreciation expense for the year ended December 31, 2024 was $7.3 million, an increase of $0.5 million, or 7.4%, from $6.8 million for the year ended December 31, 2023, attributable to increased capital investments in expanded production capacity within existing dental practices.
General and Administrative
General and administrative expenses consist of the costs of our centralized billing offices and call-centers, marketing and advertising expenses, regional management expenses, executive and senior management, and centralized functions, such as accounting, finance, team member relations, information technology, operations, real estate and other similar functions. General and administrative expense for the year ended December 31, 2024 was $25.5 million, an increase of $0.4 million, or 1.6%, to $25.1 million for the year ended December 31, 2023. The increase in cost is attributable to higher salaries and wages for administrative personnel and costs to support and position the organization for a public offering.
Depreciation and Amortization
Depreciation and amortization expenses are related to our non-practice related investments in long- lived assets such as computer equipment, furniture and fixtures, and amortization of intangible assets. Depreciation and amortization expense for the year ended December 31, 2024 was $1.5 million, flat to the $1.5 million depreciation expense for the year ended December 31, 2023.
Interest Expense
Interest expense for the year ended December 31, 2024 increased $0.2 million, or 20% to $1.4 million from $1.2 million for the year ended December 31, 2023. This increase was driven by a change in market interest rates and an increase in total interest-bearing debt under our term loan and line of credit.
Provision (Benefit) for Income Taxes
Provision (benefit) for income taxes.   Income tax expense for the year ended December 31, 2024 was $2.9 million compared to $3.8 million income tax benefit for the year ended December 31, 2023. The 2023 income tax provision included one-time items related to the initial recognition of deferred tax assets upon the conversion of certain legal entities from partnerships to C-Corporations as part our reorganization, resulting in a tax benefit and an increase in deferred tax assets. These 2023 tax items did not occur in 2024 and are not expected to recur in future periods.
Liquidity and Capital Resources
We finance our operations and growth through a combination of cash provided by operating activities and borrowings under our revolving loan facility. Cash was $2.7 million and $0.6 million at December 31, 2024 and 2023 respectively. Unused availability under our line of credit was $15 million at September 30, 2025.
We believe that our existing cash and our expected cash flows from operations will be sufficient to meet our cash needs for at least the next 12 months. Over the longer term, our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our dental services expenditures, the continuing market acceptance of our offerings, and any investments or acquisitions we may choose to pursue in the future. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. In addition, any future borrowings may result in additional restrictions on our business and any issuance of additional equity would result in dilution to investors. If we are unable to raise additional capital when desired and on terms acceptable to us, our business, results of operations, and financial condition could be materially and adversely affected.
Cash flows from operating activities
Cash flows provided by operating activities were $16.5 million for the year ended December 31, 2024, compared to $13.1 million for the year ended December 31, 2023. The $3.4 million increase in cash flows provided by operating activities was due primarily to an increase in addbacks for non-cash deferred tax expense ($5.6 million) due to the increase in deferred tax assets in 2023 by our legal entity reorganization, depreciation and amortization expense ($0.5 million) driven by increased investment in capital expenditures, and share based compensation ($0.5 million) due to an unrestricted stock grant in 2024, net of higher addbacks for increases in non cash surrender value of life insurance ($1.2 million), non-cash lease expense ($1.0 million) driven by timing differences between lease payments and expense recognition, lower net income ($0.5 million) and a $0.7 million decrease for the change in operating assets and liabilities.
Cash flows from investing activities
Our investing activities are primarily related to capital expenditures for practice growth and expansion, replacing obsolescent assets, and adding capital improvements in existing facilities and technology related projects. Cash flows used in investing activities were $7.7 million and $14.1 million for the years ending December 31, 2024 and 2023, respectively, lower by $6.4 million, due to lower investments in property and equipment ($3.1 million), primarily due to lower leasehold improvements at new and existing locations, lower premiums on life insurance premiums ($2.8 million) due primarily to lower contributions by participants in the non qualified deferred compensation plan, and lower consideration paid for business acquisitions ($0.6 million) due to the smaller size of acquired practices.
Cash flows from financing activities
Cash flows from financing activities primarily reflect our borrowings and repayments under our current and prior credit facilities which were refinanced in March 2024. Cash flows used in financing activities for 2024 were $6.7 million compared to cash from financing activities of $0.5 million, reflecting dividends paid in 2024 of $6.7 million for the first full year dividend distribution after the 2023 legal entity reorganization.
Outstanding indebtedness
At December 31, 2024 and 2023, respectively, we had $11.6 million and $0 outstanding under the respective term loans. At December 31, 2024 and 2023, respectively, we had $0 and $10.3 million, outstanding under the line of credit.

On March 27, 2024, we entered into a new credit agreement which amended the existing agreement and provided for a new $13 million term loan and amended the line of credit to $15 million from the prior $23 million. The term loan matures in March 2029 and carries an interest rate equal to the one-month SOFR rate plus 2.10%. The amended agreement also allows for an accordion right to increase the term loan by an additional $10 million. The amended line of credit extended the maturity from March 2024 to March 2027 and carries an interest rate equal to the one-month SOFR rate plus 2.00%.
The agreement requires, among other things, that we comply with a minimum fixed charge coverage ratio and a total cash flow leverage ratio. In addition, the agreement contains standard negative covenants that, among other things, limit our ability to undertake individual business combinations in excess of specified limits; incur and pay certain indebtedness; create, incur, or assume certain liens and negative pledges; sell, lease, convey, transfer or otherwise dispose of certain assets; liquidate or dissolve any of our subsidiaries; make certain loans and investments; make certain dividends and redemptions; and substantially change the nature of our business.
Proceeds from the term loan were used to pay off the line of credit. We were in compliance with all covenants specified in the credit agreement at December 31, 2024 and 2023 including the fixed charge coverage and cash flow leverage ratios. We believe, based on our current financial forecasts and trends, that we will remain compliant with all covenants for the foreseeable future.
Our obligations under the credit facilities are secured by a first priority lien on substantially all of our tangible and intangible assets and the tangible and intangible business assets of the affiliated dental practices.
In addition to the aforementioned credit facilities, we have secured notes payable of $2.2 million due to certain current and former shareholders and related parties. The principal is due at maturity and interest is due quarterly through October 1, 2037. Interest is equal to the greater of 14% of the principal balance or an amount based on a formula using average dentist compensation or a formula based on total revenue. The effective interest rate for 2024 and 2023 was 28.0% and 28.1%, respectively. The notes are secured by all of our business assets and the affiliated dental practices and are subordinated to the bank note payable and the line of credit. These secured notes have significant prepayment restrictions whereby lender approval is required for any prepayment to occur, except for notes representing approximately 25% of the outstanding value may be prepaid by the Company upon the death of the holder.
Our primary sources of liquidity are cash provided by operations and available borrowings under our revolving loan facility. The support fees we receive from professional associations and their reimbursement to us of certain costs we incur on their behalf are our primary source of cash from operations. We do not, however, have direct recourse to the assets of affiliated dental practices, which consist primarily of cash and receivables from patients and third party payors. To the extent the affiliated dental practices do not generate sufficient revenues to pay a significant portion of our support fee, after paying for their expenses and reimbursing us for our costs, we may not have sufficient cash to meet our debt obligations.
Deferred Compensation — Our deferred compensation was $69.1 million on December 31, 2024 and $67.2 million on December 31, 2023 and primarily consists of a professional employee compensation plan and a non-qualified deferred compensation plan.
Professional Employee Compensation Plans — Our affiliated dental practices have Professional Employee Compensation Plans and executed employment agreements with certain dentists and professional employees. These agreements provided for the creation of a deferred compensation balance for eligible employees in the event of separation from service. In 2023, this plan was amended to cap the deferred contribution liability. At December 31, 2024 and 2023, the total professional employee compensation plans were $45.6 million and $46.2 million, respectively. No additional participants are expected to be added to the plan. There are 89 participants in this plan, with an average balance of $0.5 million per participant. This deferred compensation value is fixed and non-interest bearing. The deferred compensation balance is to be paid over a period of five years from the date of the participants separation from the groups, subject to certain limitation. The maximum amount we will be required to pay under the deferred compensation agreements in each year is capped at 2% of the respective Company’s annual adjusted gross revenue, as defined in the agreement.

Nonqualified Deferred Compensation Plans — We and our affiliated dental practices utilize nonqualified deferred compensation plans that provide participants the opportunity to defer compensation on a pretax basis. Benefit payments to participants are available upon termination of employment, disability, death, unforeseeable emergencies, a change-in-control event, as defined, or qualified planned in-service distributions. The agreement provides eligible participants the option to receive payment in a lump sum distribution or up to five annual installments. Participants are immediately 100% vested in their voluntary deferred compensation contributions. Participants are fully vested in employer credits after five years of service. Participant accounts are credited with deferred compensation contributions and earnings thereon, as defined. At December 31, 2024 and 2023, the total deferred compensation liability related to the nonqualified deferred compensation plan was $20.2 million and $17.5 million, respectively.
Finance Leases — We entered into a finance lease agreement in 2020 to fund the acquisition of furniture and fixtures and equipment. The cost of furniture and fixtures and equipment is included in property and equipment on the consolidated balance sheet and was approximately $0.2 million on December 31, 2024 and December 31, 2023. Accumulated amortization on the furniture and fixtures and equipment at December 31, 2024 and 2023, was approximately $0.2 million and $0.1 million. respectively. Amortization of assets under finance leases is included in depreciation within cost of services, and depreciation and amortization expense. The lease is secured by the furniture and fixtures and equipment. The effective interest rate of this lease is 2.38%.
Non-GAAP Financial Measures for the nine month period ended September 30, 2025 and 2024.
Adjusted EBITDA.   Adjusted EBITDA for the nine month period ended September 30, 2025 was $18.3 million, an increase of $2.7 million, or 17.5%, from the $15.6 million Adjusted EBITDA for the nine month ended September 30, 2024.
Adjusted EBITDA Percentage.   Adjusted EBITDA Percentage for the nine month period ended September 30, 2025 was 10.0%, an 100 basis point increase from 9.0% for the nine month ended September 30, 2024 attributable primarily due to an improvement in Adjusted Gross Margin Percentage.
Adjusted Gross Margin.   Adjusted Gross Margin for the nine month period ended September 30, 2025 was $37.9 million, an increase of $3.7 million, or 10.8%, from $34.2 million for the nine month ended September 30, 2024, primarily attributable to increased revenue, and lower dental supplies and laboratory fees, net of higher cost of service salaries and benefits. Measuring the year-over-year change in Adjusted Gross Margin allows us to evaluate the profitability of affiliated dental practices and their performance. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.
Adjusted Gross Margin Percentage.   Adjusted Gross Margin Percentage for the nine month period ended September 30, 2025 was 20.7%, a 90 basis point increase from 19.8% for the nine month ended September 30, 2024, primarily reflecting lower dental supplies and laboratory fees and increased cost of service salaries and benefits at a rate lower than increased revenue.
General and Administrative Expenses Percentages.   General and Administrative Expense Percentage for the nine month period ended September 30, 2025 was 11.9%, a 70 basis point increase from 11.2% for the nine month ended September 30, 2024, primarily attributable to higher professional fees, and salaries and wages for administrative personnel to support and position the organization for its public offering. Measuring the year-over- year change in general and administrative expenses as a percentage of revenues allows us to evaluate the efficiency of our support functions. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.
Non-GAAP Financial Measures for the year ended December, 2024 and 2023.
Adjusted EBITDA.   Adjusted EBITDA for the year ended December 31, 2024 was $19.4 million, a decline of $0.2 million from the $19.6 million Adjusted EBITDA for the year ended December 31, 2023.
Adjusted EBITDA Percentage.   Adjusted EBITDA Percentage for the year ended December 31, 2024 was 8.4%, a 40 basis point decline from 8.8% for the year ended December 31, 2023, attributable primarily due to a decline in the Adjusted Gross Margin Percentage.

Adjusted Gross Margin.   Adjusted Gross Margin for the year ended December 31, 2024 was $44.0 million, an increase of $0.9 million, or 2.2%, from $43.1 million for the year ended December 31, 2023, primarily attributable to increased revenue. Measuring the year-over-year change in Adjusted Gross Margin allows us to evaluate the profitability of affiliated dental practices and their performance. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.
Adjusted Gross Margin Percentage.   Adjusted Gross Margin Percentage for the year ended December 31, 2024 was 19.2%, a 10 basis point decrease from 19.3% for the year ended December 31, 2023, primarily reflecting a small increase in clinical team member costs and benefits as a percentage of revenue.
General and Administrative Expenses Percentages.   General and Administrative Expense Percentage for the year ended December 31, 2024 was 11.1%, a 10 basis point decrease from 11.2% for the year ended December 31, 2023, attributable to lower professional fees, partly offset by higher compensation and benefits including shared based compensation. Measuring the year-over- year change in general and administrative expenses as a percentage of revenues allows us to evaluate the efficiency of our support functions. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.
Critical Accounting Estimates
This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. To prepare our financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in our consolidated financial statements included elsewhere in this prospectus. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date on the front cover of this prospectus.
Accounts Receivable and Revenue Recognition.   Accounts receivable include amounts due from patients and third-party payors, including indemnity and preferred provider organizations, and government plans. Most accounts, other than for orthodontic treatments, are due as services are provided. We estimate and typically collect patient payments at the time of service based on the insurance plan fee schedule, deductible provisions and list of covered benefits for each plan. If the proper patient payment amount is not fully collected at the time of service, the patient will be directly billed for the difference. Fees for any services not collected same-day are setup as an account receivable and established on such date of service. Patient accounts receivable are uncollateralized patient obligations that are stated at the amount we expect to collect from outstanding balances. These obligations are primarily from patients, most of whom are insured under third-party payor agreements. Park Dental Partners, Inc provides billing and collection services on behalf of the affiliated dental practices. We typically bill third-party payors on the patients’ behalf, or if a patient is uninsured, the patient is billed directly. Once claims are settled with the third-party payors, patients are billed for the remaining balance or reimbursed if overpayment was received. Payments on accounts receivable are applied to the specific claim identified on the remittance advice or statement. Park Dental Partners, Inc has the right to apply finance charges on patient past due accounts 90 days or older.
Dental services revenue is generally recognized as services are provided and reported at estimated net realizable amounts due from patients, third party payors and others for services rendered. Through our billing system, we record and report dental service revenue for each patient at rates that reflect the amount expected to be collected, based on unique fee schedules for each insurance plan which include pre-determined contractual rates with the insurance providers and co-payments and deductibles to be received from patients.
Our affiliated dental practices have agreements with third-party payors that typically provide for payments at amounts less than our established charges. Payment arrangements with major third-party payors consists of the following: (1) Medicaid: services are generally paid at prospectively determined rates per charge, per occasion of service, or per covered member and (2) Commercial insurance: payment agreements with certain insurance carriers provide for payment using prospectively agreed contractual rates per charge, discounts from established charges, and fee schedules.
We bill third party payors at our usual and customary rates and record an estimated allowance for price concessions and to align the net receivables presented to our best estimate of contractual rates to adjust for amounts that we expect will not be collected based on the contracts with the third party payors.
The process of estimating the ultimate amount of revenue to be collected is subjective and requires the application of judgment based on many factors, including contractual reimbursement rates, the determination of covered and uncovered benefits under the insurance plans and other relevant information. As a result of the inherent complexity of these calculations, our actual revenues, net income, and accounts receivable could vary from the amounts reported. For fiscal 2024, a one percent change in contractual allowances, with no offsetting changes to billings or procedure mix, would impact Revenue by approximately 20 basis points.
Accounts receivable are presented net, and are reduced by contractual allowances and implicit price concessions that reflect our best estimate of the amounts that will not be collected. We calculate revenue and associated receivables utilizing contractual terms of third-party payer reimbursement agreements. In addition, we estimate uncollectible amounts, primarily for uninsured patients and amounts patients are personally responsible for, through a reduction in revenue and accounts receivable based on our assessment of historical collection experience, trends for each of its major payor sources of revenue, and the current status of the aging of individual accounts. Balances that are still outstanding after we have used reasonable collection efforts are written off. Write-offs have historically trended less than one (1%) percent of revenue. For fiscal 2024, a one percent change in write-offs would impact Gross profit by less than $0.1 million.
Receivables are presented in the accompanying consolidated balance sheet, net of allowances for contractual adjustments, concessions, and reserve for uncollectible accounts. At September 30, 2025 net accounts receivable were $6.7 million, after contractual allowances, concessions, and reserves for uncollectible accounts of $4.3 million. At December 31, 2024 net accounts receivable were $7.4 million, after contractual allowances, concessions, and reserves for uncollectible accounts of $6.7 million, and as of December 31, 2023 were $8.9 million, after contractual allowances, concessions, and reserves for uncollectible accounts of $3.2 million. The contractual allowance and reserve for uncollectible accounts represents 39.1%, 47.7% and 26.4% of gross accounts receivable, at September 30, 2025, December 31, 2024 and 2023, respectively.
The overall increase in the allowance at December 31, 2024 is primarily attributable to our transition to a new dental practice management and billing system in 2024 which had reduced automation functionality for applying contractual allowances to clear the remaining billing, and for providing monthly statements and overdue collection notices. The delays resulted in customers not being billed until after substantial time had passed from the date services were initially provided. This resulted in increased uncertainty regarding our ability to collect on outstanding receivables from the period impacted by the decrease in automation and the larger allowance recognized. In order to estimate increase in the allowance as a result of the delays in billing and sending overdue collection notices, we utilized historical collection rates for similarly aged receivables. In 2025, we resolved the issues which had resulted in delays in billing customers and sending overdue notices.
Goodwill is assessed for impairment annually and more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed at the reporting unit level, which has been determined to be the consolidated entity level. When testing goodwill for impairment, the Company may first assess qualitative factors to determine if it is more likely than not the carrying value of a reporting unit exceeds its estimated fair value. During a qualitative analysis, the Company considers the impact of changes, if any, to the following factors: macroeconomic, industry and market factors; cost factors; changes in overall financial performance; and any other relevant events and uncertainties impacting a reporting unit. If the qualitative assessment indicates goodwill impairment is more likely than not, additional quantitative analysis is performed. The Company may also elect to skip the qualitative testing and proceed directly to the quantitative testing. The annual impairment test for goodwill is completed as of October 1, each fiscal year

The fair values of the Company’s reporting unit is determined by using the income approach, discounting projected future cash flows based on management’s expectations of the current and future operating environment. The rate used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums.
Fair value calculations include significant judgments and estimates related to the reporting unit’s projected weighted average cost of capital, future revenue, profitability, cash flows and fair values of assets and liabilities. When preparing these estimates, management considers the reporting unit’s historical results, current operating trends and specific plans in place. These estimates are impacted by variable factors, including inflation and the general health of the economy. The Company has sufficient current and historical information available to support its judgments and estimates. However, if actual results are not consistent with the Company’s estimates, future operating results may be materially impacted.
We did not record an impairment in fiscal 2024 as a result of our review. The fair value of our reporting unit was substantially in excess of its carrying value. The Discount rate used in this analysis was 9.5 percent to discount projected future cash flows, and growth rates that ranged between 2 percent and 4.5 percent.
We performed sensitivity analyses on the fair value resulting from the discounted cash flow analysis utilizing alternate assumptions that reflect reasonably possible changes to future assumptions. Based upon our analysis, a 100 basis point increase in the discount rate utilized in the discounted cash flow analysis would not have resulted in failing the impairment test. Additionally, a 100 basis point decrease in the estimated perpetual sales growth rates utilized in the discounted cash flow analysis would not have resulted in failing the impairment test.
Equity-Based Compensation Plans.   The 2023 Restricted Stock Plan allows us to grant equity-based awards to certain employees, consultants and directors. We have granted our employees equity-based incentive awards in the form of restricted shares. We measure equity-based compensation expense for all equity-based awards granted based on the estimated fair value of those awards on the date of grant. The fair value of the incentive units at each grant date is determined using market information, as discussed further below. We recognize the impact of forfeitures in equity-based compensation expense when they occur.
The restricted stock vest 25% upon the closing of an initial public offering of our Common Stock with the remaining grant vesting at the rate of 6.25% on each subsequent calendar quarter for the following 12 quarters. In the event of our change in control, the restricted shares vest immediately upon the date of the change of control. Stock based compensation cost to employees is measured at the date of grant, based on the calculated fair value of the stock-based award, and will be recognized as expense over the requisite service period (generally the vesting period of the award). The restricted stock does not vest in part or in whole until or unless there is a completed initial public offering, or change in control event.
The fair value of stock-based awards issued by us is determined as of the grant date.
The fair value of our equity-based awards has historically been determined by our Board, with input from management and third-party valuations, as there was no public market for our Common Stock.
In the absence of a public trading market of our Common Stock, our Board considered numerous objective and subjective factors to determine the best estimate of the fair value of our Common Stock at each incentive unit grant date, including:
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Independent third-party valuation of our shares

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the lack of marketability of our shares

In valuing our shares, the Board determined the value using the income, market and cost approach valuation methods.
The income approach estimates value based on the present worth of future economic benefits to be derived from ownership. Value indications were developed by discounting expected future net cash flows to their present worth at market-based rates of return. The market approach estimates value based on applying valuation multiples derived from an analysis of recent comparable sales or offerings and applying similar ratios to our financial results. The cost approach estimates value based on the summation of the fair market values of the organization’s net assets.
In the valuation of shares, the income, market and cost approach were considered and weighted, as applicable, based on their appropriateness considering relevant facts and circumstances.
We also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that owners of private companies do not have access to trading markets similar to shareholders of public companies. The discount for marketability was determined using the quantitative marketability discount model.
Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, discount for lack of marketability, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our restricted shares.
After the completion of this offering, we expect to use the closing price of our equity in the public market on the date of grant to determine the fair value of our awards. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

BUSINESS
Overview
As a dental resource organization (“DRO”) operating through Park Dental Partners, Inc. we provide comprehensive business support services including clinical team members, administrative personnel, facilities and equipment to our affiliated general and multi-specialty dental practices throughout Minnesota and Wisconsin. Our network of affiliated dental practices employs over 200 dentists across 84 practice locations, was ranked as one of Minnesota’s largest private companies by revenue by the Minneapolis/St Paul Business Journal, in June 2025. Our clinical support team includes over 900 hygienists, dental assistants, and patient care coordinators that support affiliated dentists in operating their dental practices. Our network of affiliated dental practices has been operating for over fifty years, beginning with the establishment of the general dentistry group in 1972. The mission of our affiliated dental practices since inception has been to ensure patients enjoy the benefits of a lifetime of good oral health. This mission continues to be the driving force behind our organization today.
Our network of affiliated dental practices provides both general and specialty dental services, including oral surgery, periodontics, pediatric dentistry, prosthodontics, endodontics, and orthodontics, under long-term agreements with initial terms of 30-years, with automatic 5-year renewals. We have established a significant footprint and brand awareness in our current markets. Our revenues, derived primarily from our affiliated dental practices’ provision of dental services, were approximately $183.3 million and $172.9 million for the nine months ended September 30, 2025, and 2024, respectively, and $229.8 million and $223.5 million in 2024 and 2023, respectively.
We have steadily grown by adding new dentists and team members, expanding existing practices, implementing operating efficiencies, and by acquiring existing practices. Our organic expansion includes opening de novo practices, which are new dental practices in existing or new markets. Since the start of calendar 2014, we have acquired 40 practices and opened 11 de novo practices. On average, the consideration paid to acquire these 40 dental practices is approximately $850 thousand. On average, de novo practices require capital investments of approximately $800 thousand per locations, and are cash flow positive within approximately six months of opening. We attribute this success to our established model that streamlines day-to-day dental practice operations by providing key business and administrative resources, allowing dentists and team members to focus on patient care. We plan to expand our existing general and multi-specialty dental brands, establishing a group of successful, respected dental practices.
Dentists hold a majority interest in our organization, which we believe is a key differentiator between our model and those of our competitors. Our model provides our affiliated dentists with significant organizational input because our affiliated dentists, who are majority shareholders in the business, are directly involved in our governance through their right to appoint three directors to the Board of Directors. We believe this right helps ensure that our affiliated dentists maintain a professional voice in governance that helps focus the organization on ensuring patients enjoy the benefits of a lifetime of good oral health. We believe this compelling model allows for greater input and provides enhanced stewardship for dentists, which assists with attracting and retaining dental professionals and serves as a catalyst for future growth. By contrast, we believe traditional dental organization ownership structures, many of which are funded by private equity, introduce constraints and concessions that limit dentists’ clinical autonomy and can restrict or omit their professional voice in governance.
We were incorporated in Minnesota in 2023, combining the administrative resources of PDG, P.A. (Park Dental), Dental Specialists of Minnesota, PLLC (The Dental Specialists) and Orthodontic Specialists of Minnesota, PLLC (The Dental Specialists Orthodontics). These professional organizations were formed in Minnesota and have operated continuously since their respective dates of formation. We have long-term agreements to provide administrative services with each affiliated dental practice. Additionally, eighty-four affiliated dentists are shareholders in Park Dental Partners, Inc. We believe the ownership consolidation will further our ability to attract dentists and staff and grow through further affiliations with individual dentists and dental group practices.

The Dental Services Industry
Overview
The U.S. dental services industry remains a large, growing, and fragmented sector. According to 2023 estimates from the National Health Expenditure Data, Centers for Medicare & Medicaid Services (“CMS”) the U.S. dental services market is approximately $173 billion, and is expected to grow 4.9% annually to over $266 billion by 2032. The industry continues to be more consumer-driven compared to other healthcare sectors, with a significant portion of dental expenditures paid out-of-pocket by patients. This consumer-driven nature and the high prevalence of small, independent practices limit the opportunities for achieving economies of scale found in larger healthcare systems.
Factors Contributing to Continued Growth of the Dental Services Industry
We believe that demand for dental services will continue to grow as a result of the following key drivers.
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Aging Population:   The U.S. Census Bureau projects that the population aged 65 and older will increase by about 43% from 2020 to 2040 (U.S. Census Bureau, 2020). As this age group grows and people retain their natural teeth longer, the demand for restorative procedures such as implants, crowns, and dentures is expected to rise significantly.

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Increased Awareness of Oral Health:   Awareness of the connection between oral health and overall health has intensified. The American Academy of Periodontology notes that periodontal disease is linked to systemic conditions like cardiovascular disease, leading to increased focus on preventive and therapeutic dental care (American Academy of Periodontology, 2024). Public health campaigns and research continue to emphasize the importance of periodontal maintenance, boosting demand for dental services.

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Advancements in Dental Technology:   Technological innovations in dental care are enhancing efficiency and comfort. The integration of AI, 3D printing, digital imaging, and advanced laser technology is making dental procedures more precise and less invasive. These advancements are expected to drive greater patient demand for both general and specialized dental treatments, including cosmetic procedures which continue to gain popularity.

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Growth in Dental Insurance Coverage:   The expansion of dental insurance plans continues, with more employers offering dental benefits as part of their health packages. The National Association of Dental Plans reports an increase in the number of individuals covered by dental insurance, which is increasing access to dental care and leading to higher utilization of preventive and elective procedures (National Association of Dental Plans, 2024). Additionally, more comprehensive dental insurance plans are emerging, which may further boost the frequency of visits and the range of services utilized. Government sponsored plans also continue to grow, as the ADA reported a $4 billion increase in Medicare dental spending and a $2 billion increase in Medicaid dental spending in 2023.

Overall, the U.S. dental services industry is poised for continued growth, driven by demographic shifts, technological advancements, increased health awareness, and expanding insurance coverage.
Differentiating Factors from the Broader Healthcare Services Industry
The dental services industry is notably distinct from the broader healthcare services industry due to its consumer-driven nature and payment structure. As of recent data, approximately 38.9% of dental services payments are out-of-pocket by patients, compared to 12.3% for other medical services. Private sources continue to cover a large portion of dental financing, comprising about 44.3% of all dental expenditures, while government programs like Medicaid and Medicare account for only about 16.8% (Centers for Medicare & Medicaid Services, 2024).
The trend toward increased dental insurance coverage is evident. According to the National Association of Dental Plans (NADP), the number of Americans covered by dental benefit plans rose to approximately 293 million in 2023, up from 191 million in 2013 (National Association of Dental Plans, 2024). This increase in coverage has led to higher utilization of dental services, as more people have access to benefits that reduce out-of-pocket costs.

From a provider’s perspective, the dental services sector remains highly fragmented compared to other healthcare sectors. The American Dental Association (ADA) Health Policy Institute, approximately 75% of dentists work as sole practitioners or in practices with just one other dentist. This fragmentation contrasts with other healthcare sectors, where consolidation into larger practice groups and networks is more common. The high capital investment required to start and maintain a dental practice, coupled with rising operational costs, is leading some dentists to align with Dental Support Organizations (DSOs) and practice management groups for support and economies of scale.
Overall, these factors highlight the unique dynamics of the dental services industry, including its reliance on consumer payment, increasing insurance coverage, and persistent fragmentation among providers.
The Dental Support Organization Model
A dental support organization, which includes dental resource organizations, typically provides a suite of non-clinical functions, including marketing, staffing, scheduling, and billing, along with access to technology, facilities and equipment. This model allows dentists to focus on delivering high-quality care and professional development while increasing patient capacity. As of 2024, while dental support organizations support a growing portion of the dental industry, they still represent a smaller segment compared to independent practices. The following factors contribute to the expanding role of dental support organizations:
1.
Access to Underserved Demographic Sectors:   The dental support organization model helps affiliated dental practices reach underserved populations by offering payment plans and financing alternatives that alleviate out-of-pocket expenses. According to the American Dental Association (ADA), cost is a major barrier to dental care, and the ability to provide flexible payment options helps attract and retain patients (ADA, 2024). Additionally, dental support organizations often employ retail-branded strategies to enhance visibility and attract new patients through comprehensive marketing efforts.

2.
Decreased Complexity and Cost of Establishing a Dental Practice:   Recent dental school graduates face significant financial challenges. The American Dental Education Association reports that the average dental student debt in 2022 is approximately $300,000, nearly double the amount reported in 2006. Establishing a dental practice, which can cost upwards of $500,000, presents a considerable financial hurdle. Dental support organization models reduce or eliminate the need for large capital investments, providing new and transitioning dentists with marketing support, management systems, and training, thus lowering barriers to entry.

3.
Lower Operating Cost Structure:   For solo practitioners, operating costs are typically approximately 22% more than group practices such as those supported by dental support organizations due to economies of scale achieved through shared infrastructure, bulk purchasing, and centralized marketing. This cost efficiency allows dentists to offer competitive pricing and maintain strong patient relationships.

4.
Flexible Work Opportunities:.   According to the ADA, dental support organizations can better accommodate part-time schedules by providing a network of affiliated dentists to share shifts and manage patient flow.

In summary, the dental support organizational model is becoming increasingly relevant in the dental industry. By addressing financial barriers, providing operational efficiencies, and accommodating evolving workforce demographics, these organizations are poised to play a larger role in the dental sector’s future.
Our Competitive Strengths
We believe the following competitive strengths contribute significantly to our success and position us for growth:
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History of Growth Through Affiliated Dental Practices/Organization Support.   We have over 50 years of experience supporting dental practices, and in that time have grown revenues from zero to over $229 million. Through centralized management, economies of scale, advanced technology, and standardized clinical practices, we enable our practices to streamline operations, enhance patient care and drive growth and operating profits. This support has enabled the dental practices we support to grow from 192 dentists at the commencement of 2023 to 206 at the end of 2024, a 7% increase.
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Patient Centered Quality Care.   For over 50 years, our affiliated dental practices have focused on patient-centered care and have been known to be leaders in oral health in the communities they serve, having been voted the Star Tribune Reader’s Choice — Minnesota’s Best “Gold Best Dentist” in each of the past 4 years. Patients at our affiliated dental practices typically return for preventative care treatment twice per year. As a result, our revenues are driven by a highly recurring patient base. In 2024, 89.2% of our general dentistry patients returned for subsequent appointments. As a result, our revenues are driven by a highly recurring patient base. Our affiliated dental practices have achieved industry-leading patient satisfaction scores with a 97th percentile ranking for 2024 in national Press Ganey Surveys, our practices are accredited with the Accreditation Association for Ambulatory Health Care (AAAHC) and we continually measure and seek to improve through internal quality assurance processes including on-going training, peer review and policy compliance assessments that assist our affiliated dental practices with delivering consistent care that benefits patient health outcomes.

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Leading market positions in large and growing markets.   We support 84 practice locations in the states of Minnesota and Wisconsin. Our largest concentration of affiliated dentists is in Minnesota with 216 affiliated dentists, with most operating in the Minneapolis and St. Paul metro area. With more than 330,000 active patients, we hold a leading market position based on market share of active dental patients within the state of Minnesota. The concentrated presence of our affiliated dental practices within the markets we serve increases our internal patient referrals and makes our external marketing efforts more efficient and cost effective. The scale it provides enhances patient retention and new patient acquisition. Patient growth is supported primarily by “word of mouth” referrals by existing patients and is supplemented by marketing efforts online and in surrounding communities. The American Dental Association reports that nearly two-thirds (63.7%) of the new patients in general dentistry practices are referred by existing patients.

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Established infrastructure driving a low-cost operating structure.   Our infrastructure creates a low-cost operating structure by centralizing administrative functions. We actively manage the supply chain of our affiliated dental practices, which allows us to leverage our purchasing volume to obtain favorable pricing from third party vendors. In addition to direct cost savings, we achieve operational efficiencies by sharing best practices across locations and provide centralized information technology support, advanced software applications, human resources, marketing, regulatory compliance, patient communication services, patient billing and other administrative services.

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Proven track record of acquiring and opening de novo practices with attractive unit economics.   Since the start of calendar 2014, we have acquired 40 practices and opened and successfully operated 11 de novo practices. The acquisition of practices and roll-out of de novo practices allows us to leverage our existing management team and operating costs, utilize our knowledge of the local market to secure the most attractive locations, and to increase practice density in a market to drive additional operating and marketing efficiencies. We have internally funded all of our acquisitions which typically cost approximately $850 thousand, and funded the construction of our de novo practices which typically require capital investment of approximately $800 thousand. On average, our de novo practices have typically become cash flow positive within approximately six months.

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Innovative Governance Model for Professional Voice.   We have created an innovative organizational structure that we believe provides an optimal environment for dentists to practice. We believe this structure will allow our affiliated dental practices to retain and attract dentists, our most valuable asset. Which in turn, will drive future growth for our organization. Our structure provides practicing dentists with clinical control over their practice and significant influence in the governance of the organization. Practicing dentists appointed to an advisory entity will appoint three directors to our seven person Board of Directors. We believe this unique structure is a key pillar of future growth through dentist recruitment and practice acquisition. We believe it will also reduce dentist turnover and ensures a long-term focus on quality care. Our leadership will continue to prioritize patient care and team member satisfaction, focusing on the same goals that have driven our affiliated dental practices success over the past 50+ years. This stability helps ensure that our organization can pursue growth and innovation while fostering a familiar and supportive atmosphere for dentists, team members, and patients.
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Dyad Leadership Model.    We operate under a dyad leadership model where clinical leaders partner with administrative leaders to oversee support functions. This is a best-in-class healthcare operating model which has achieved both industry-leading patient satisfaction scores with a 97th percentile ranking for 2024 in national Press Ganey Surveys, and accreditation with the Accreditation Association for Ambulatory Health Care (AAAHC), allows each dentist to focus on core competencies to create a harmonious, patient- centered healthcare experience. With over 40 dentists actively involved in some leadership capacity in the business, this partnership ensures that our care is both clinically excellent and operationally efficient, always prioritizing the well-being and satisfaction of our patients. This collaboration ensures that every decision, from daily operations to strategic planning, is deeply rooted in our commitment to patient care.

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Experienced and Proven Leadership Team.   We are led by an experienced team of executives and dental professionals with an average of over 25 years of experience in successfully growing and supporting our affiliated dental practices. Our chief executive officer has served in leadership capacities within the organization for over two decades, steering executive and operational functions, and leading the growth of the group from 99 dentists to over 200 dentists with a clinical support team including over 900 hygienists, dental assistants, and patient care coordinators. In addition, our chief executive officer works in close collaboration with key dentist leaders in all facets of the governance and management of the organization.

Our Growth Strategy
Our growth strategy is built upon the following elements of our business strategy:

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Leverage proven track record.   We have a proven track record of achieving growth in revenues from existing locations. Same Practice Revenue increased by 5.8% for the nine months ended September 30, 2025, compared to 2.5% for the nine months ended September 30, 2024. Same Practice Revenue increased year over year by 1.6% and 6.3% for the years ended December 31, 2024 and 2023, respectively. We have also grown the number of practice locations within our organization from 60 to 84 since 2014 and the number of dentists within our affiliated dental practices has increased from 136 to 218 over the same timeframe. We plan to continue to support and assist our practices to build additional practice revenue by:

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adding dentists and hygienists;

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increasing patients’ completion of their diagnosed dental treatment plan;

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introducing new specialty services;

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improving dentist and hygienist efficiency and productivity through technology and workflow enhancements, and

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opening de novo practices in existing markets.

Based on our experience in providing support to dental practices, we believe we have the capacity to more than double the number of dentists we support within our existing markets alone. U.S. dental services market growth is projected at 4.9% annually according to the National Health Expenditures Data, Centers for Medicare & Medicaid Services (CMS). If we are able to grow at industry growth rates and succeed in our practice acquisition strategy, and absent other circumstances, we currently believe that we will double the size of dentists we support within a seven to 10-year timeframe.
We believe preventive, general and specialty care offer substantial opportunities for growth within our Metropolitan Statistical Areas (“MSA”). This growth is driven by several factors, including increasing awareness of oral health’s connection to overall health, demographic shifts such as aging populations, and a growing demand for cosmetic and elective dental services. Additionally, as patient demand for specialized services such as oral surgery, endodontics, and prosthodontics increases, we are well-positioned to capture additional market share through strategic investments in specialist recruitment, training, and service delivery models.
We also intend to focus on expanding our presence primarily in medium and large MSAs as delineated by the U.S. government through the U.S. Office of Management and Budget (OMB). We consider medium MSAs as metropolitan areas having populations between 250,000 and 999,999, while large MSAs are metropolitan areas with populations of 1,000,000 or more. These MSAs align with our strategic priorities by offering potential expansion areas with, favorable demographic trends, and an unmet need for accessible, high-quality dental care. We estimate there are approximately 230 medium and large MSAs across the United States that meet our criteria. These markets closely align with our core competencies in supporting preventive and comprehensive dental services, fostering a model of care that emphasizes long-term patient relationships and community integration. We are targeting the expansion around our core MSA’s today, as well as select national markets, which will be opportunistic based on acquisition opportunities, however we are unable to determine where future acquisition opportunities may arise, the timing of any opportunities, and we are also unable to quantify or disclose the number of future MSAs that may be targeted.
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Leveraging our scalable infrastructure to improve operating margins.   We will continue to leverage our infrastructure and the local market presence of our affiliated dental practices to obtain favorable pricing from vendors and suppliers and to secure leases with attractive terms. We also plan to continue to streamline local practice administrative work, such as patient scheduling, billing, collections, payroll and accounting. We have built an infrastructure that supports organic and inorganic practice growth, which will allow us to further leverage our operating costs. In addition, our scalable and integrated information systems technology tracks daily operational and financial performance by practice so that we can identify and respond quickly to changes in specific markets and continue to improve administrative efficiency and productivity.

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Selectively acquiring or affiliating with existing dental practices.   We have a proven ability and intent to grow by entering into exclusive, long-term support agreements and asset-purchase agreements with existing dental practices. Our ability to identify, acquire, integrate and affiliate with independent practices in a cost-effective manner will be an important element in our continued growth and our geographic expansion into other states. We continually evaluate and selectively pursue strategic growth opportunities, as we believe there is significant demand for our patient-centric care model in communities across the country. We intend to enter new markets through acquisition and partnership opportunities where we are confident that we can employ our best practices and established model to grow our market share. By focusing primarily on medium and large MSAs, our disciplined growth strategy promotes scalable, sustainable expansion while maintaining our commitment to supporting the delivery of high-quality care in a caring manner. This focus will enable us to address growing patient needs while solidifying our leadership in the dental services industry.

Affiliated Dental Groups
We provide business support services to affiliated dental practices operating across 84 practice locations. Affiliated dental practices are operated by legal entities organized under state laws as professional corporations. Each entity employs or contracts with dentists or specialists to provide dental services in multiple locations. Each entity has one owner, who is an affiliated licensed dentist. We do not own capital stock of any entity. We have support agreements with the entity owner pursuant to which the entity owner is prohibited from selling, transferring or encumbering the ownership interests of the entity to a third party without our consent. In addition, our agreements with the entity give us the right to designate the licensed dentist to whom the owner of an entity must sell his or her ownership interest in the entity. We can designate a licensed dentist upon notice to the entity owner of our intent to exercise our right to require the transfer of an entity’s ownership interest.
Our chief clinical officer, general practices, Dr. Christopher Steele, is the holder of the capital stock of PDG, P.A. (dba Park Dental) which provides dental services at 56 dental practice locations as of December 31, 2024, representing approximately 74% and 75% of our total revenues for the years ended December 31, 2024 and 2023, respectively. In addition, our chief clinical officer, specialty practices, Dr. Alan Law, is the holder of the capital stock of Dental Specialists of Minnesota, PLLC (dba The Dental Specialists) and

Orthodontic Specialists of Minnesota PLLC (dba TDS Orthodontics) which provide dental specialty services at 28 dental practice locations as of December 31, 2024, representing approximately 26% and 25% of our total revenues for the years ended December 31, 2024 and 2023, respectively.
Our rights with respect to the transfer of the ownership interests in, and designation of the owner of, the entity further the stability of the entity by assuring the integrity of its legal structure and its ability to sustain ongoing operations in the event of a change of ownership. If an event occurs that requires or leads to a change in the ownership of the entity, such as the retirement or death of the entity owner or the decision of an entity owner to leave the organization, these rights allow for a prompt, efficient and uninterrupted change of ownership, thereby sustaining the operations of the entity and preserving continuity for the dentists or specialists, their clinical staff and their patients.
Notwithstanding our rights regarding the transfer of the stock of entities and the designation of owner of the entity, we do not own any capital stock of any entity and we do not have any control over the clinical or professional decision making of the entities or their dentists or specialists. Under the terms of our administrative resources agreements, each entity retains full responsibility for all clinical decisions made by it and its professional staff and all other activities that are within the scope of the practice of dentistry, and we do not perform those activities. The ability of the entities and us to operate under our administrative resources agreements is dependent on our mutual compliance with these corporate practice restrictions. We believe that the stock transfer restrictions in place between the owners of the respective entities and us are consistent with corporate practice restrictions because we can designate only individuals that are permitted to be entity owners under applicable state law and we can never have an ownership interest in the entity. In addition, the transfer restrictions and our rights regarding the designation of the entity owner does not allow us in any way to control the clinical decisions of the dental practice and its professionals.
The practices generally compensate their dentists on a production-based model under which an individual dentist receives a percentage of the revenues attributable to the dentist. In addition, dentists in leadership roles are compensated by either a salary or stipend depending upon the level of their role including, chief clinical officers, regional dental directors, specialty clinic directors, quality of care dentists, dentist coaches, and various dentist workgroup participants and leads.
Employment Agreements with Affiliated Dentists and Specialists
Substantially all the dentists and specialists practicing with our affiliated dental practices have entered into employment agreements with the entity that controls the dental practice. Most of these employment agreements can be terminated by either party without cause with up to 90-180 days’ advance notice or upon the occurrence of certain events that would render the dentist or specialist unfit or unable to legally practice dentistry. The agreements typically restrict such dentist’s or specialist’s solicitation of patients, staff and employees of the contracting service provider. The enforceability of non-competition restrictions has come under added scrutiny in recent years, both on the federal level and at the state level. For example, Minnesota passed legislation effective July 1, 2023 that greatly restricts non-competition clauses entered into for the first time after that date, with some very limited circumstances for owners in the sale of a business.
Non-competition restrictions prior to July 1, 2023 will still be reviewed under Minnesota law under the old standard of review. Other states have also completely voided non-competition restrictions, such as California, North Dakota and Oklahoma. Other states still allow for non-competition restrictions, but with significant limitations. On the federal level the Federal Trade Commission (FTC) recently attempted to enact legislation that voided non-competition restrictions both retroactively and proactively on a large scale. The FTC’s legislation was ultimately defeated, but it may be appealed or resurface again. To summarize, there are on-going challenges to the enforceability of non-competition restrictions that will need to be assessed for the dentists and specialists. Those employment agreements entered into prior to July 1, 2023, may contain non-competition provisions for two years following such dentist’s or specialist’s termination within a specified geographic area, usually a specified number of miles from the affiliated dental practice. We are not a party to any of these employment agreements. These non-solicitation and non-competition covenants may not be enforceable or may be significantly limited by the courts of the states in which we operate or future limitations based upon federal law. See “Risk Factors — Risks Related to Our Business — If our affiliated dental practices are unable to attract and retain qualified dentists, specialists and hygienists, their ability to attract and maintain patients and generate revenue could be negatively affected.” Additionally, our

Administrative Resources Agreements with affiliated dental practices could be challenged by a state or dentist under laws regulating the practice of dentistry.
An affiliated dentist generally receives compensation from the entity based upon the percentage of adjusted gross revenues attributable to the dentist or, in certain cases, the greater of such percentage of adjusted gross revenue attributable to the dentist and a fixed amount. We do not determine the compensation level of dentists and specialists. We assist our affiliated dental practices, however, in deciding compensation by providing them with market data relating to the compensation levels of dentists and specialists in the markets in which the affiliated dental practice operates and among our affiliated dental practices as a whole. We also can develop compensation models for the practices that allow them to understand the impact on their profitability for different compensation levels and plans.
Support Agreements with the Professional Corporations
We have entered into an administrative resources agreement with each affiliated dental practice to provide on an exclusive basis all non-clinical support services of the dental practice. We anticipate that each new affiliated dental practice will enter into a similar administrative resources agreement. We are generally responsible for the following support services under these agreements:
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providing offices and facilities, including dental equipment, office furnishings, and computer equipment, systems and information technology services;

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ordering and purchasing all dental equipment and supplies on behalf of affiliated dental practices;

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administering all billing and collection services primarily through our centralized revenue cycle services;

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providing non-dentist personnel at each dental practice;

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recruiting, training and retaining all non-dentist personnel, such as dental hygienists and assistants, patient care coordinators and office administrators;

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providing cash management services, including the management of bank accounts in the name of, and on behalf of, the dental practice;

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providing bookkeeping, tax, financial and corporate reporting services;

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establishing and administering accounting controls and systems;

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preparing annual capital and operating budgets for the dental practice;

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implementing marketing, branding and public relations programs; and

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negotiating and executing on behalf of an affiliated dental practice certain agreements in connection with, and in furtherance of, our business support services.

The affiliated dental practices have exclusive authority, management and control over the dental aspects of the professional services including all clinical aspects of dentistry and the provision of dental services, including:
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providing all dental treatment, evaluation, examination and diagnostic procedures and all referrals to appropriate dental specialists and other health care professionals;

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employing and contracting with all licensed providers of dental related services, such as dentists and specialists;

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selecting dental equipment and supplies; and

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ensuring the practices’ material compliance with all laws, rules and regulations relating to the professional activities of the dentists, specialists, hygienists and dental assistants and with the ethics and standard of care of the dental community in which the dental practice operates.

In addition, after consulting with us, each affiliated dental practice establishes the hours of operation of the dental locations and the fees, charges, premiums and other amounts due from patients in connection with the delivery of dental services by affiliated dentists and specialists.

As compensation for our support services under the Administrative Resources Agreement, the affiliated dental practice pays us a monthly service fee based upon the provider’s total net collections for the applicable month. We review the service fee annually and make mutually agreed adjustments to ensure that the service fee on a go-forward basis comports with the fair market value of the increased or decreased demand for administrative services based on material changes to the size and scope of the affiliated dental practice. In addition to our service fee, each affiliated dental practice reimburses us for all of the costs we incur while carrying out our obligations to the affiliated dental practices, such as the costs of clinical support staff and non-clinical staff at the dental practice, supplies, laboratory services, facilities, utilities, and other costs of dental practice operations. The service fee we charge to affiliated dental practices is not reflected in our revenues presented in our consolidated financial statements, because the fee is eliminated in consolidation.
The affiliated dental practices have also agreed to indemnify us for all liabilities, losses and expenses, including reasonable attorneys’ fees, caused by the performance of dental services or any other acts or omissions by the affiliated dental practice and/or its shareholders, directors, agents or employees during the term of such agreement.
Our Administrative Resources Agreement generally have an initial term of thirty years with successive automatic five-year renewal terms, unless terminated as provided in the agreements.
We have the ability to terminate each Administrative Resources Agreement, for any reason whatsoever, upon 60 days’ notice to the applicable affiliated dental practice. In addition, we have the ability to terminate each administrative resources agreement, effective immediately, upon providing notice to the applicable affiliated dental practice of any of the following: (i) cancellation or non-renewal of the professional or malpractice insurance of such affiliated dental practice (or an employee of such affiliated dental practice), (ii) dissolution of such affiliated dental practice, (iii) suspension or exclusion of such affiliated dental practice (or an employee of such affiliated dental practice) from any state or federal health care program, (iv) transfer or attempted transfer (voluntarily, by operation of law, or otherwise) of the capital stock of such affiliated dental practice without our approval, (v) merger, sale, liquidation, or other disposition of substantially all of the stock or assets of such affiliated dental practice without our approval, (vi) non-payment of our management fee in the applicable time frames, and (vii) breach by such affiliated dental practice of the protective covenants contained in the administrative resources agreement.
Each affiliated dental practice has the right to immediately terminate its administrative resources agreement upon our suspension or exclusion from any state or federal health care program. In addition, each administrative resources agreement may be terminated by either party upon (i) mutual agreement, (ii) filing of a petition in bankruptcy or the insolvency of the other party and such petition is not dismissed within 90 days of filing, and (iii) a material breach by the other party, provided that such breach continues for 30 days after written notice thereof has been provided, of the applicable parties.
Additional Benefits Provided to Affiliated Dental Practices
In addition to the administrative and operational support services enumerated in the administrative resources agreements, we provide the following additional benefits to affiliated dentists:
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financing alternatives for affiliated dentists to offer their patients through arrangements with third party financing companies and by extending credit ourselves to qualified patients;

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establishing guidelines for the selection, hiring and termination of the dentist employees of the dental group;

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Dentist workgroups comprised of affiliated dentists that provide a forum for the sharing of “best practices” related to dental materials, technology and patient care workflows that will enhance the care and services provided to patients;

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Centralized patient communication services that improve the efficiency of the dental practice by performing such functions as initial and existing patient scheduling through phone support, online chat, and online appointment requests.

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Patient experience training and best practices to enhance the patient services at the affiliated practices;

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Internal learning management system for training of affiliated dentists and providing training to clinical and non-clinical employees to ensure quality patient service; and

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the use of Press Ganey patient satisfaction survey results and patient feedback to measure and improve patient satisfaction.

Payor Relationships and Reimbursement Mix
Affiliated dental practices accept a significant portion of payment for dental care through various payment methods to attract and retain patients, including indemnity and preferred provider plans, dental discount plans, direct reimbursement plans, government sponsored or funded plans and programs subject to oversight by CMS, and direct payments from patients. We negotiate third party payor contracts on behalf of the affiliated dental practices, but the affiliated dental practice enters into contracts with the various insurance plans. Our inability to negotiate favorable prices or rates under third party payor plans could reduce the revenue of affiliated dental practices and therefore reduce our consolidated revenue. As a result, our revenues and profitability could be significantly impacted by our ability to negotiate favorable prices or rates under third party payor plans. Third-party payors can also deny reimbursement for dental services if they determine that a treatment was not performed in accordance with treatment protocols established by such payors or for other reasons. Loss of revenue by our affiliated dental groups caused by cost containment efforts could have an adverse effect on our consolidated revenue.
The following table sets forth information regarding the percentage of our general practice revenues represented by the type of patient coverage for the periods presented:
	Nine Months Ended September 30,		Years Ended December 31,
Type of Patient Coverage	2025	2024	2024	2023
Indemnity and preferred provider plans	72.8%	77.6%	77.0%	79.3%
No third-party coverage (uninsured)	6.5%	5.7%	6.0%	4.9%
Government sponsored plans	18.6%	14.5%	14.8%	13.5%
Other	2.1%	2.2%	2.2%	2.3%
Total	100.0%	100.0%	100.0%	100.0%
The following table sets forth information regarding the percentage of our specialty practice revenues represented by the type of patient coverage for the periods presented:
	Nine Months Ended September 30,		Years Ended December 31,
Type of Patient Coverage	2025	2024	2024	2023
Indemnity and preferred provider plans	60.1%	68.4%	67.9%	71.7%
No third-party coverage (uninsured)	7.7%	7.5%	7.4%	7.2%
Government sponsored plans	31.5%	23.1%	23.8%	19.9%
Other	0.7%	1.0%	0.9%	1.2%
Total	100.0%	100.0%	100.0%	100.0%
Each type of patient coverage, with the exception of government sponsored plans, generally includes a significant out-of-pocket component.
Marketing and Payor Relations
Marketing Team.   Our marketing team is responsible for affiliated dental practice branding and communications within their individual markets. This team develops, implements and coordinates marketing plans to ensure consistency with advertising campaigns for each affiliated brand through marketing strategies, including direct, indirect and digital marketing. Our advertising and promotional efforts are aimed at increasing patient awareness and brand recognition, as well as ensuring high levels of patient retention. The marketing team tracks and analyzes the effectiveness, distribution, coverage and performance of our various forms of advertising by affiliated dental practices. We use internal and external databases to help identify patient profiles which are used to target outreach to individuals likely to visit an affiliated dental practice. In addition, the marketing team monitors operational performance in terms of the overall patient experience through ongoing patient satisfaction and experience surveys.
Payor Relations Team.   Our payor relations team establishes and builds strong relationships with key representatives of dental insurance plans and negotiates insurance reimbursement rates on behalf of the affiliated dental practices. The payor relations team also analyzes and reviews new and existing insurance plan opportunities to assist the affiliated dental practices in optimizing payor mix.
Training, Recruiting, and Quality Assurance Programs
The success of any dental practice relies heavily on the expertise and reputation of its dentists and specialists. While we do not employ dentists or control clinical decisions within affiliated dental practices, we play a critical role in supporting these practices by enhancing their recruiting, training, and quality assurance efforts.
Recruiting and Training
Our approach to recruiting is focused on attracting highly qualified dentists and specialists. Our talent acquisition specialists work closely with affiliated dental practices to recruit top-tier clinical personnel. This involves reaching out to experienced professionals and top graduates from dental schools through various channels, including:
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Dental School Partnerships:   Collaborating with dental schools to identify and recruit talented graduates.

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Industry Events:   Attending local dental seminars and conventions to connect with potential recruits.

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Online Platforms:   Utilizing online recruitment platforms for wider reach and visibility.

In terms of training, we provide comprehensive support by coordinating and arranging both non-clinical and clinical training. This includes:
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Orientation and Development:   Designing and implementing orientation programs and ongoing training to keep affiliated dentists abreast of the latest industry techniques and technologies.

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Continuing Education:   Facilitating internal and vendor-sponsored professional development and career growth opportunities in collaboration with our chief clinical officers and regional dental directors.

Quality Assurance and Best Practices
To ensure consistent, high-quality patient care across affiliated practices, we implement several quality assurance measures:
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Dentist Workgroups:   Organizing workgroups where dentists can share best practices and provide feedback on various aspects of dental care, including materials, technology, emergency dental services, and specialized treatments like implants.

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Quality Review:   Our chief clinical officers meet quarterly to review policies and procedures related to quality assurance and risk management. They provide recommendations and oversee the implementation of best practices.

Each affiliated dental practice has regional dental directors or specialty clinic directors, who are licensed dentists, as well as regional directors of operations, who handle administrative functions. These leaders work together in a dyad leadership model focusing on:

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Compliance:   Oversee adherence to regulations, protocols and policies.

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Quality Assurance:   Manage quality assurance functions, including patient record reviews and practice evaluations.

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Training and Mentoring:   Assist with recruiting, training, and mentoring new and existing dental professionals.

Additionally, we conduct ongoing patient satisfaction surveys to gather feedback on the performance and patient experience provided by affiliated dentists and their teams, helping to promote continuous improvement.
This structured approach to recruiting, training, and quality assurance ensures that our affiliated dental practices maintain high standards of patient care and operational excellence.
Technology, Management Information Systems and Facility Utilization
We seek to assist affiliated dental practices in improving facility utilization, primarily through our technology and management information systems. We maintain proprietary and third-party technology systems through which we receive uniform data that is analyzed to measure and improve the operating performance of each dental practice. The management information systems allow us to interface with each of the 84 affiliated dental practices daily and to track and report on their performances, including information relating to patient and dentist scheduling, service mix, specialty services provided and financial performance. The ability to provide extensive informational reports on a large number of locations helps to ensure that each location is operating as efficiently as possible. The information from these reports can be used by affiliated dental practices to improve their operational and financial performance and it also allows us to quickly identify growth opportunities.
Our technology systems also allows us to review metrics related to patient care, including the percentage of return appointments, the number of specialty referrals, and the percentage of patients seeking specialty care. By tracking these patient metrics on an individual location basis, our experienced management team can assist affiliated dental practices in identifying growth opportunities and pinpointing growth opportunities for underperforming locations. This then allows our operations team to continuously enhance our marketing strategy and recommendations and to provide training programs or increase quality assurance audits to improve patient experience and increase patient volumes for underperforming locations.
We also increase facility utilization through our patient communication services. Our patient communication services allow us to improve patient scheduling among affiliated dental practices, which increases dentist and clinical team member’s productivity and utilization in our affiliated practices. Our centralized billing services allow many administrative functions to be performed off-site, which allows the dentist and his or her clinical staff to focus on the patients and their care.
Regulation
General.   The practice of dentistry in the U.S. is governed by a complex array of regulations at both state and federal levels. Key regulatory considerations include the corporate practice of dentistry, fee splitting, anti-kickback and anti-referral legislation, privacy and security requirements, health and safety regulations, state insurance laws, and professional licensing rules. Compliance with these regulations is crucial for maintaining eligibility to participate in federal and state healthcare programs and avoiding substantial legal and financial consequences.
We and our affiliated dental practices are committed to adhering to applicable laws and regulations. However, changes in regulatory environments or interpretations could necessitate modifications to our operations or legal arrangements. This may involve incurring legal fees, fines, or other costs, and could impact our business activities and profitability. In response to new or revised laws, regulations or interpretations, we could be required to revise the structure of our legal arrangements, incur substantial legal fees, fines or other costs, or curtail our business activities, reducing the potential profit to us of some of our legal arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

The following is a summary of the principal regulatory issues affecting our operations and those of our affiliated dental practices.
Corporate Practice of Dentistry and Fee Splitting:   Every state has a law prohibiting non-dentists from engaging in the practice of dentistry. In addition, many states have laws prohibiting non-dentist owned practices from employing dentists, or sharing professional fees (i.e., payments for the provision of dental care from patients and third-party payers). These laws exist to prevent non-dentist owned entities from controlling clinical decision-making and to ensure that only licensed dental professionals are involved in the diagnosis, treatment planning and provision of dental care. Restrictions also often include limitations on the delegation of tasks to dental hygienists and assistants. Similarly, state laws also often include other limitations, such as who can delegate tasks to allied personnel (National Conference of State Legislatures, 2024). For instance, Minnesota’s Dental Practice Act prohibits corporations from owning or operating a dental practice, although it does allow dental resource organizations to provide non-clinical support services (Minnesota Statute Section 150A.11, 2024).
A number of states impose further restrictions, such as limiting the ability of a person other than a licensed dentist to own dental equipment or practices. Some of these states allow leasing of equipment and office space under a bona fide lease. The laws of many states also prohibit dental practitioners from paying any portion of fees received for dental services in consideration for the referral of a patient. In addition, many states impose limits on the tasks that may be delegated by dentists to hygienists and dental assistants.
We provide business support services to affiliated dental practices and believe that the fees we charge for those services are consistent with the laws and regulations of the jurisdictions in which we operate. We do not control the clinical aspects of the practice of dentistry, the provision of dental services, including the diagnoses or treatment of dental disease, or employ dentists to practice dentistry.
The laws regarding fee splitting and the corporate practice of dentistry and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion. The legality of our business or our relationships with dentists or affiliated dental practices may be challenged in the future and the enforceability of the provisions of any administrative resources agreement could be limited. The laws and regulations of certain states in which we may seek to expand may require us to change the form of our relationships with affiliated dental practices. Such a change may restrict our operations or the way in which providers may be paid or may prevent us from acquiring the non-dental assets of dental practices or managing dental practices in those states. Similarly, the laws and regulations of the states in which we presently maintain operations could change or be interpreted in the future either to restrict or adversely affect our existing or future relationships with affiliated dental practices. See “Risk Factors — Risks Related to Our Business — We and our affiliated dental practices are subject to complex laws, rules and regulations, compliance with which may be costly and burdensome.”
Anti-Kickback and Anti-Referral Legislation:   Federal and state laws prohibit the exchange of any form of remuneration for the referral of services reimbursed under Medicare, Medicaid, or other healthcare programs. These laws aim to prevent fraud and abuse in healthcare. For instance, the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b) and the Stark Law (42 U.S.C. § 1395nn) impose stringent restrictions on financial relationships between healthcare providers and entities receiving referrals (U.S. Department of Health & Human Services, 2024). Violations can lead to exclusion from federal programs and significant civil and criminal penalties.
Health Insurance Portability and Accountability Act (HIPAA):   HIPAA establishes national standards for the protection of health information. The Privacy Rule sets standards for the confidentiality of patient information, while the Security Rule mandates safeguards to protect electronic health information (Health and Human Services, 2024). Recent updates include provisions extending compliance requirements to business associates of covered entities and allowing state attorneys general to enforce HIPAA regulations (American Recovery and Reinvestment Act of 2009).
We believe that we and our affiliated dental practices are in material compliance with applicable provisions of HIPAA, including the privacy rule, and the regulations promulgated under HIPAA, including the privacy rule and security rule.

Occupational Safety and Health Administration (OSHA):   Dental practices must adhere to OSHA regulations, which include guidelines for sterilization, use of personal protective equipment, and maintaining a safe working environment. Compliance requires ongoing monitoring and investment in safety measures (Occupational Safety and Health Administration, 2024). These regulations include the heat sterilization of dental instruments and the use of personal protective equipment, such as the use of masks, face shields and gloves by the dentists and clinical staff, and such regulations require us to incur ongoing monitoring and compliance expenses.
Civil False Claims Act:   This Federal Act prohibits knowingly presenting false claims for payment to the government and imposes significant penalties for violations. The Act requires repayment of triple damages plus fines ranging from $13,946 to $27,894 per false claim (U.S. Department of Justice, 2024). Many states have similar laws addressing fraudulent claims.
State Insurance Laws and Regulations:   State insurance laws can impact dental practices, especially regarding third-party payer contracts and claims administration. These laws are subject to interpretation and enforcement by state regulators, and changes or misinterpretations could affect operational and financial aspects of dental practices (National Association of Insurance Commissioners, 2024). Our failure to properly interpret and apply such requirements, as well as changes in such laws, or the extension or interpretation of such laws and regulations to cover additional parties and activities, could subject us or our affiliated dental practices to additional laws or regulations, licensure requirements or regulatory enforcement actions, which could increase our costs, damage our reputation or otherwise adversely affect our operations and our profitability.
MinnesotaCare Provider Tax:   The MinnesotaCare Provider Tax, also known as the Health Care Provider Tax, is a state tax imposed on healthcare providers, including dentists, in Minnesota. It was originally designed to fund the state’s health care programs and help provide access to medical services for low-income individuals and families. For dentists, this tax is calculated as a percentage of their revenue from providing dental services. Each year the state sets the rate for the following year, with the maximum allowable tax rate of 2.0%. In 2025, the Health Care Provider Tax is 1.80% of applicable revenue. It is unknown if the state will increase the rate in subsequent years.
Advertising:   State regulations govern the content and practices of dental service advertisements. These laws vary widely and are enforced by state authorities with broad discretion (American Dental Association, 2024).
State Licensing Boards:   Each state requires dentists to be licensed and may impose disciplinary actions for improper conduct or ethical violations. Compliance with state-specific licensing requirements is essential for maintaining operational legitimacy.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the “JOBS Act”. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include, among others:
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the requirement to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

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reduced disclosure about our executive compensation arrangements;

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no non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

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exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act in the assessment of our internal control over financial reporting.

We may take advantage of these provisions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2030.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
We have elected to take advantage of the exemptions discussed above. Accordingly, the information contained herein, and the documents incorporated herein by reference, may be different than the information you receive from other public companies.
Competition
The dental services industry remains large and highly fragmented, characterized by intense competition among providers. In this market, affiliated dental practices face competition from other local dental practitioners. We believe affiliated dental practices associated with dental resource or support organizations compete favorably with other providers of dental services on the basis of such factors as:
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Quality of Care and Reputation:   This includes the delivery of high-quality dental services and the strength of recognizable brand names.

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Marketing and Advertising Strategy:   Effective marketing and targeted advertising can significantly impact patient acquisition and retention.

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Location and Accessibility:   The convenience, traffic flow, and visibility of practice locations play a critical role in attracting patients.

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Insurance Provider Relationships:   Strong connections with insurance companies can enhance patient access and streamline reimbursement processes.

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Pricing:   Competitive pricing of services can be a key differentiator in attracting and retaining patients.

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Hours of Operation:   Extended and flexible hours can improve accessibility and convenience for patients.

There are currently over 100 large dental support organizations operating in the U.S.. The top three primary competitors are Heartland Dental, Aspen Dental, and Pacific Dental Services, all of which are active in our current markets. These competitors may possess significant financial resources, established affiliation models, strong reputations, or advanced management expertise, potentially giving them a competitive edge.
Affiliated dental practices also compete with other established dental practices for recruiting and retaining general dentists, specialists, hygienists, and non-clinical staff. A decline in the availability of qualified personnel could make it more challenging to staff affiliated practices adequately or support future expansion plans.
While the dental support organization model offers various advantages to dentists, such as reduced administrative burdens and operational support, it is uncertain how many dentists will be drawn to these benefits compared to the perceived loss of independence associated with solo practice. Many dentists value the autonomy of traditional solo practice and may be hesitant to shift to a dental resource organization model, which could impact our ability to attract new affiliates. See “Risk Factors — Risks Related to Our Business — If our affiliated dental practices are unable to attract and retain qualified dentists, specialists and hygienists, their ability to attract and maintain patients and generate revenue could be negatively affected.” We continue to work to increase awareness among dentists of the many benefits of affiliating with our innovative dental resource organization model.

Professional Liability and Other Insurance Coverage
We maintain insurance coverage that we believe is appropriate for our business, including professional liability, property, business interruption, and general liability, among others.
We arrange and are reimbursed for the cost of professional liability insurance for the affiliated dental practices and the dentists they employ. The standard policy provides coverage limits of $2.0 million per occurrence and $3.0 million annual aggregate. For dental specialists and general dentists providing sedation services, the policy includes higher coverage limits of $5.0 million per occurrence and $7.0 million annual aggregate. Each affiliated dental practice indemnifies us for any losses related to the performance of dental services not covered by insurance.
While we believe our insurance coverage is adequate for our current operations, it may not be sufficient for all future claims. Additionally, there is no guarantee that we will be able to secure coverage in adequate amounts or at reasonable costs in the future.
Legal Proceedings
We and our affiliated dental practices have been named as a defendant in various lawsuits in the normal course of business, primarily for employment liability, malpractice claims and contractual business disputes. We do not believe any pending lawsuits will have a material adverse effect on our operating results, cash flows, liquidity or financial position.
On or about August 9, 2024, we advised certain patients that certain information of our affiliated dental practices was the subject of a data breach. As a result of the incident, multiple claims were filed against us in state and federal courts in Minnesota. The claims were subsequently dismissed without prejudice and were subsequently refiled as a single, putative class action suit in Minnesota District Court entitled, In re Park Dental Data Breach Litigation, Case No. 27-CV-24-12335, Fourth Judicial District, County of Hennepin, State of Minnesota. On November 13, 2025, the court dismissed a number of the claims, however, the counts based on the theory of negligence, negligence per se, breach of implied contract, violation of Minnesota Health Records Act and declaratory judgment will proceed to discovery. We intend to vigorously defend the matter. A loss contingency related to this incident is reasonably possible but given the litigation is in the early stages, we cannot reasonably estimate a range of possible loss. We will continue to evaluate information as it becomes known, and it is possible that future results of operations or cash flows for any particular interim or annual period could be materially affected by unfavorable resolutions of this matter.
Seasonality
Our results of operations fluctuate due to seasonal variations in our business. Absent the impact and timing of acquisitions, our total revenues have historically been lower in the third quarter of the year due to fluctuations in patient volumes, which are primarily impacted by the timing of holidays and the school year calendar.
Intellectual Property
We regard our copyrights, service marks and similar intellectual property as important to our success. We or our affiliated dental practices are the registered owner, or have filed for registration, of various marks in the United States, including PARK DENTAL PARTNERS™, PARK DENTAL®, WITH YOU EVERY SMILE OF THE WAY™, our Park Dental logo “P” design, and our Parker mascot. We use these trademarks to distinguish our business and our affiliated dental practices from competitors in their respective markets. We also promote brand awareness and generate demand using our marks through our marketing and advertising programs. See “Risk Factors — Risks Related to Our Business — Our inability or failure to protect our intellectual property could have a negative impact on our operating results.”
Properties
Our facilities are designed to convey professionalism and utilize state-of-the-art technology, aiming to instill confidence in our patients through a friendly and caring environment. We lease all but one of our properties, and as of December 31, 2024, the total number of leased spaces was 84 dental practices and one administrative office. Our corporate office is approximately 12,900 square feet in a leased office building in Roseville, Minnesota. We generally lease dental locations used by affiliated dental practices for an initial term of five-to-ten years, with renewal options for two or three consecutive three-to-five-year terms. On average, each dental practice is approximately 3,785 rentable square feet, with approximately 8+ treatment rooms per location, and is typically located in highly visible medical, professional, or stand-alone buildings with convenient access and parking, good building signage, and high levels of vehicle and pedestrian traffic. This approach ensures that each practice upholds our core values and maintains a professional and inviting atmosphere for patients.
Human Capital Resources
As of September 30, 2025, we employed or contracted with 1,208 employees and independent contractors. As of September 30, 2025, our affiliated dental practices employed or contracted 218 dentists. We consider our employee relations to be very good based upon the results of annual team member engagement surveys administered by an external vendor.

MANAGEMENT
Executive Officers, Directors, and Key Employees
The following sets forth information about our directors, executive officers and key employees of the affiliated practices as of September 30, 2025:
Name	Age	Position
Directors and Executive Officers
Peter G. Swenson	54	President, Chief Executive Officer and Chairman of the Board
Dr. Alan Law	60	Director, Chief Clinical Officer – Specialty Practices
Dr. Christopher Steele	63	Director, Chief Clinical Officer – General Practices
Christopher J. Bernander	43	Chief Financial Officer, Treasurer
Dr. Todd Gerlach	54	Director
Philip I. Smith	58	Director
Christopher C. Smith	50	Director
Anna M. Schaefer	66	Director
Executive Officers
Peter G. Swenson.   Mr. Swenson serves as chairman and chief executive officer of Park Dental Partners, Inc. Mr. Swenson previously served as Chief Executive Officer and Chief Administrative Officer of Park Dental, The Dental Specialists and Orthodontic Specialists of Minnesota since 2008. He works in close collaboration with key dentist leaders involved in all facets of the governance and management of the DRO and affiliated dental practices. Mr. Swenson has served in dental leadership capacities for over three decades, supporting dental practices regionally and nationally. He has led the growth of the group practices from 99 dentists to more than 200 dentists and approximately 1,400 combined team members. Prior to joining Park Dental, Mr. Swenson was vice president of market development for American Dental Partners (ADPI), a dental practice management company now owned by Heartland Dental. During his tenure, he helped grow ADPI from start-up to over $300 million in revenues through its 1998 initial public offering. Mr. Swenson’s board memberships have included American Academy of Dental Group Practice and Voyageurs National Park Association. He currently serves as chair of the Park Dental Partners, Inc. Board of Directors and has served on the Park Dental Partners Foundation board since its inception in 2015. Mr. Swenson earned his bachelor’s degree in economics from St. Olaf College.
Dr. Alan Law.   Dr. Alan Law serves as chief clinical officer, specialty practices. Dr. Law is responsible for overseeing clinical standards and practices, and ensuring quality patient care across all affiliated specialty dental practices. He also spearheads continuing education and professional development initiatives within the affiliated dental practices. Dr. Law has served in multiple operational and leadership capacities within the organization and continues to practice as an endodontist. Dr. Law originally joined the group in 1996, and since 2003 has served as president of The Dental Specialists, a multi-specialty dental practice with over 40 specialists. Dr. Law has served as a director on the Park Dental Partners, Inc. Board since inception. Dr. Law is a graduate of the University of Iowa where he also received his DDS degree, certificate in endodontics, and Ph.D. in Mechanisms and Modulation of Orofacial Pain. He is a past president of the American Association of Endodontists, American Board of Endodontics, and Minnesota Association of Endodontics. He has published several articles in scientific and clinical journals and textbooks, is an editor of Endodontics: Principles and Practice, and has lectured at over 300 local, national and international meetings.
Dr. Christopher Steele.   Dr. Chris Steele serves as the chief clinical officer, general practices. He is responsible for overseeing clinical standards and practices, and ensuring quality patient care across all affiliated general dental practices. He also spearheads continuing education and professional development initiatives for general dentists within the affiliated dental practices. Dr. Steele has served in multiple operational and governance leadership capacities within the organization and continues to practice as a general dentist. He originally joined the group in 1991 and has led the Park Dental general dental group with over

160 dentists, as president since 2019. Dr. Steele has served as a director on the Board of Directors since inception and has also served on the Park Dental Partners Foundation Board since its inception in 2015. Dr. Steele holds a bachelor of science degree from Gustavus Adolphus College, and a DDS degree from the University of Minnesota, School of Dentistry. He completed a general practice residency program at the University of Minnesota, School of Dentistry.
Christopher J. Bernander.   Mr. Bernander serves as chief financial officer for Park Dental Partners, Inc. He is responsible for managing our accounting, treasury, internal control, financial planning, and revenue cycle operations. Mr. Bernander joined the organization in 2022, after holding chief financial officer and financial leadership roles in technology and professional services organizations. Mr. Bernander previously served as the chief financial officer of Calabrio from 2021 to 2022, and the chief financial officer of Digital River from 2019 to 2021. Over the past twenty years, Mr. Bernander has worked in numerous publicly-held and private equity backed organizations, and has demonstrated ability to bring financial discipline and support operational execution to drive organizational growth and profitability. Mr. Bernander began his career in accounting, working at Ernst & Young and Bemis Company (now Amcor). With over two decades of financial leadership experience across technology, consumer and healthcare industries, Mr. Bernander brings a proven ability to drive strategy, efficiency and innovation to Park Dental Partners, Inc. A certified public accountant (inactive), Mr. Bernander holds a bachelor of business administration in accounting from the University of Wisconsin-Madison.
Directors
Dr. Todd Gerlach.   Dr. Todd Gerlach has been a Director of Park Dental Partners, Inc. since inception and has been with The Dental Specialists since 2004. Dr. Gerlach was on The Dental Specialists Board of Governors for eight years. Dr. Gerlach serves as a Director on the Boards for Dental Building Fund I and Dental Building Fund II, two commercial real estate entities. Dr. Gerlach was previously on the Minnesota Society of Oral and Maxillofacial Surgeons Board for four years including as President in 2016-2017. Dr. Gerlach is a practicing Oral and Maxillofacial Surgeon with The Dental Specialists. Dr. Gerlach has experience in the clinical practice of Oral and Maxillofacial Surgery and the financial performance of The Dental Specialists and Park Dental Partners. Dr. Gerlach received his B.A. from St. Olaf College and his D.D.S. from The University of Minnesota School of Dentistry. His residency in Oral and Maxillofacial Surgery was at The University of Rochester, Strong Memorial Hospital.
Christopher C. Smith.   Mr. Smith is President and CEO of Kipsu, a technology company he co-founded in 2010, which created the Frontline Customer Experience software category. He has worked as a venture capitalist with Coral Ventures, an associate with IBM’s venture capital group and a consulting manager with Accenture. He co-founded and serves on the board of DOCSI, a healthcare technology company, and has served on the boards for a number of for-profit venture-backed technology companies in Silicon Valley. Mr. Smith also chaired the Blake School Board of Trustees and chaired and co-founded Minnesota Comeback, a nonprofit addressing the educational achievement gap in Minneapolis. He received a B.S. from Syracuse University and an M.B.A. from the University of California at Berkeley’s Haas School of Business, where he was an IBM Venture Fellow.
Philip (Phil) I. Smith.   Mr. Smith has over 30 years of board, strategic advisory and operational leadership experience in the healthcare industry, predominantly with medical device companies. Mr. Smith is currently Operating Partner at Altaris Capital Partners, LLC. Mr. Smith was a managing director at investment banking firms Kroll (formerly Duff & Phelps), BMO Capital Markets (formerly Greene Holcomb Fisher) and Piper Jaffray, where he advised healthcare clients and executed mergers, acquisitions and corporate finance transactions. Mr. Smith has significant experience as a board member, including nearly a decade on Delta Dental of Minnesota’s Board of Directors and currently serving on the Board of Directors of Winmark Corporation and Trean Insurance Group, Inc. Mr. Smith received a B.S. in Electrical & Electronics Engineering from the University of Florida, and an M.B.A. in Finance from The Wharton School, University of Pennsylvania.
Anna M. Schaefer.   Ms. Schaefer is a retired finance professional with more than 20 years of leadership experience in financial planning, financial reporting, risk management and tax functions. Ms. Schaefer most recently served as VP & CFO of Kipsu, with prior experience as a finance leader at ConvergeOne Holdings Corp, Digital River, Inc., and Northwest Airlines where she held the position of Vice President Finance &

Chief Accounting Officer until the merger with Delta Airlines. Ms. Schaefer has significant experience in supporting board of directors and audit committees on finance and accounting matters. Ms. Schaefer received a bachelor’s degree in accounting and Finance from Minnesota State University, Mankato and is a Certified Public Accountant — State of Minnesota, (inactive).
We believe that each of Messrs. Gerlach, Smith, Smith, Steele, Swenson and Law and Ms. Schaefer are qualified to serve on our Board of Directors because of their industry, financial and business expertise.
Classified Board and Composition
Our Board of Directors currently consists of seven (7) persons divided into three classes designated as Class I, Class II, and Class III. Each class consists of, as nearly as possible, one-third of the total number of directors. Each director serves a three-year term and until their successors have been elected.
In addition to the staggered board structure, DDS Advisor LLC, a South Dakota limited liability company, has the right to appoint a minimum of three (3) directors (a “DDS Appointee”) and there shall be at all times a DDS Appointee in each of the three classes of directors. In the event that the number of directors constituting the whole Board is increased to more than seven (7) directors, then the number of directors that DDS Advisor is entitled to appoint increases proportionately so that for every two newly-created directorships DDS Advisor is entitled to appoint one of the two newly-created directorships.
Dentists of our affiliated dental practices meeting certain criteria principles focused on years of practice with the group elect a five (5) person Board of Governors of DDS Advisor. This Board then appoints one director in each class of our Board of Directors. Currently, Messrs. Swenson, Law and Steele have been appointed by DDS Advisor LLC which has the right to appoint three (3) directors (one in each class of directors) pursuant to their appointment rights in our Bylaws. Each director and their respective class are set forth below:
Current Board Composition
Class I (term expiring 2028)	Class II (term expiring 2026)	Class III (term expiring 2027)
Dr. Christopher Steele*	Dr. Alan Law*	Peter G. Swenson, Chair*
Dr. Todd Gerlach	Christopher C. Smith	Philip I. Smith
Anna M. Schaefer

*
DDS Advisor LLC Appointee

Officers are elected and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers. Currently three of our directors are independent. Mr. Phil Smith, Mr. Christopher Smith, and Ms. Anna Schaefer were appointed to the Board of Directors on March 5, 2025. We intend to comply with the independence requirements of the Nasdaq Stock Market.
Board Committees
Our Board of Directors has established the committees described below and may establish others from time to time.
Audit Committee
Upon completion of this offering, our audit committee will be composed of Messrs. Smith, Smith and Ms. Schaefer. Our board has determined that Messrs. Smith, Smith and Ms. Schaefer are independent directors. Ms. Schaefer has been appointed as the committee’s chairman and will also qualify as the “audit committee financial expert” as defined by the Securities and Exchange Commission (SEC).
Our audit committee will be responsible for, among other things, assisting our Board of Directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. In performing these duties, our audit committee will:
•
review the audit plans and findings of our independent registered public accounting firm and our internal audit function, as well as the results of regulatory examinations and reports,

•
review our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm,

•
review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters, and cybersecurity.

•
have sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Compensation Committee
Our compensation committee is composed of Mr. Phil Smith, who is the chairman of the committee, and Mr. Christopher Smith. Our Board of Directors has determined that the members of the committee are independent directors, are “non-employee directors” within the meaning of Rule 16b-3(b)(3) promulgated under the Securities Exchange Act of 1934 and are “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code, as amended.
Our compensation committee will be responsible for reviewing and recommending policies relating to compensation and benefits of our officers and employees. In performing these duties, the compensation committee will review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives, and recommend the compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of restricted stock, stock options and other awards under our 2023 Equity Incentive Plan.
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee is composed of Mr. Phil Smith, and Mr. Christopher Smith, who is the chairman of the committee. Our board has determined that Mr. Phil Smith and Mr. Christopher Smith are independent directors.
The corporate governance and nominating committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our Board of Directors. In addition, the corporate governance and nominating committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our Board of Directors concerning governance matters.
Director Compensation
Compensation paid to the members of our Board of Directors in the nine months ended September 30, 2025, and 2024, were $61,525, and $0, respectively. No compensation was paid to members of our Board of Directors in 2024 or 2023. During 2024 and 2023, no member of our Board of Directors was independent.
On August 7, 2024, our Board of Directors approved a compensation program for our directors who are not employees of us or our affiliated dental practices. The new director compensation program includes the following features:
Cash Compensation.   Each independent non-employee director will receive an annual retainer of $25,000. We will also provide additional annual retainers to certain independent directors as follows: Audit Committee Chair, $12,000; Compensation Committee Chair, $8,000; Corporate Governance and Nominating Committee Chair, $5,000. Independent directors will also receive annual retainers for committee membership as follows: Audit Committee, $4,000; Compensation Committee, $4,000; Corporate Governance and Nominating Committee, $2,500.

Equity Compensation.   It is the current intent to annually grant each independent non-employee director a restricted stock award, with the number of restricted shares subject to the grant to be determined by dividing $25,000 by the closing price of our Common Stock on the date that is five trading days after the annual meeting. We also intend to grant new independent non-employee directors (appointed or elected to the board — other than in connection with an annual meeting) an inducement grant of restricted stock awards upon their appointment, with the number of units subject to the grant to be determined by dividing $25,000 by the closing price of our Common Stock on the date of grant (or, if the grant date is not a trading day, on the last trading day preceding the grant date). Restricted stock award granted prior to the initial public offering vest in a manner similar to our currently outstanding restricted stock awards 25% upon the initial public offering and 6.25% quarterly thereafter. Such units are subject to termination upon termination of the director’s service on the board, except that the restricted stock will fully vest and be paid on a change in control. Each of the grants described in this paragraph will be subject to the same vesting and payment terms as the annual grants described above. We also reimburse non-employee directors for travel expenses incurred in connection with their duties as directors.
On March 5, 2025, Messrs. Smith and Smith and Ms. Schaefer received an award of 2,800 restricted shares upon their appointment to the Board of Directors. Such shares vest (a) 25% upon the closing of this offering and 6.25% on subsequent quarters, and (b) 100% upon a change of control as defined in the agreement.
Limitation of Liability and Indemnification
Our amended and restated articles of incorporation provide that our officers and directors will be indemnified by us to the fullest extent authorized by Minnesota law, as it now exists or may in the future be amended, and that we will advance expenses, including attorneys’ fees, to our directors and to our officers, in connection with legal proceedings, subject to limited exceptions. In addition, our articles of incorporation provide that at the discretion of our Board of Directors, certain employees and agents may be indemnified to the fullest extent authorized by Minnesota law, as it now exists or may in the future be amended, and that we may advance expenses, including attorneys’ fees, to certain employees and agents, in connection with legal proceedings, subject to limited exceptions.
Our articles of incorporation also provide that our directors will not be personally liable for monetary damages to us or our shareholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
In connection with this offering, we will enter into indemnification agreements with each of our executive officers and directors. These agreements will provide that we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.
We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Our indemnification and advance obligations may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers. At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.
Code of Ethical Conduct
In July 2025 the Company adopted a code of ethics and business conduct applicable to our non-employee directors, principal executive officer, principal financial officer and employees in accordance with applicable rules and regulations of the SEC and the Nasdaq Stock Market.

EXECUTIVE COMPENSATION
		Salary & Wages(1)	Bonus	Stock Awards: Number of Shares(2)		Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All other Compensation	Total
				Restricted	Unrestricted
	Year	($)	($)	($)	($)	($)	($)	($)	($)
Peter G. Swenson Chairman of the Board, President and Chief Executive Officer	2024	$604,576	$200,000	$1,072,738	$529,055	—	$29,453	$16,131	$2,451,953
	2023	$573,083	$300,400	—	—	—	$26,716	$22,445	$922,644
Christopher J. Bernander Chief Financial Officer, Treasurer	2024	$425,635	$200,585	$366,603	—	—	—	$10,350	$1,003,173
	2023	$393,839	$22,000	—	—	—	—	$10,181	$426,020
Dr. Alan Law	2024	$779,677	$64,289	$109,328	—	—	$35,729	$12,103	$1,001,126
	2023	$775,007	$257,871	$277,644	—	—	$35,937	$11,574	$1,358,033
Dr. Christopher Steele	2024	$526,610	$80,563	$111,119	—	—	$3,886	$10,350	$732,528
	2023	$533,606	$179,080	$705,550	—	—	$3,677	$9,900	$1,431,813

(1)
Salary & Wages for Dr. Alan Law and Dr. Christopher Steele include compensation associated with services as active dental practitioners as well as in their respective activities performed as executive officers of the organization for the periods presented.

(2)
The amount reported in this column reflects the aggregate grant date fair value of all equity awards calculated in accordance with Topic 718. The restricted stock granted vests (a) 25% upon the closing of this offering and 6.25% in each subsequent quarter over three years, and (b) 100% upon a change of control as defined in the agreement.

Compensation of Named Executive Officers
The Summary Compensation table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for 2024 and 2023. The primary elements of each named executive officer’s total compensation reported in the table are base salary, an annual bonus, equity incentives consisting of restricted stock and nonequity incentive plan compensation and nonqualified deferred compensation.
The Summary Compensation table should be read in conjunction with the tables and narrative descriptions that follow. The Grants of Plan-Based Awards table, and the accompanying description of the material terms of our restricted stock grants, provides information regarding the long-term equity incentives awarded to our named executive officers. The section entitled “Outstanding Equity Awards at Year-End 2024” provides further information on the named executive officers’ potential realizable value and actual value realized with respect to their equity awards.
Description of Employment Agreements
Mr. Swenson Employment Agreement:
On January 1, 2024, we entered into an employment agreement with Mr. Swenson. The initial term of Mr. Swenson’s employment under the agreement is three years, with automatic one-year extensions each year unless either party provides notice that the term will not be extended. The agreement provides that Mr. Swenson’s base salary will be reviewed each year by the Board of Directors, which has discretion to increase (but not reduce) the base salary from the rate then in effect. Mr. Swenson’s current annual rate of base salary is $602,550. The agreement also provides for annual bonuses for Mr. Swenson with a target annual bonus equal to 75% of his base salary. The amount of the bonus is determined by the Board of Directors, taking into account the business performance and Mr. Swenson’s contribution for the applicable fiscal year and applying considerations that are consistent with those applied for determining annual bonuses for our other executive officers. Mr. Swenson is also entitled to participate in our standard benefit programs for our employees and reimbursement of his business expenses.

In addition, Mr. Swenson was issued 77,668 shares of unrestricted Common Stock and 144,241 shares of restricted Common Stock. The restricted stock vests (a) 25% upon the closing of this offering and 6.25% each subsequent quarter and (b) 100% upon a change of control as defined in the agreement.
Under his employment agreement, if Mr. Swenson’s employment is terminated by us without cause or by Mr. Swenson for good reason (as the terms “cause” and “good reason” are defined in his employment agreement), or if we provide notice that the term of the employment agreement will not be renewed (other than a non-renewal for cause), Mr. Swenson would be entitled to severance benefits equal to (1) his annual rate of base salary in effect at the time of the termination; (2) annual bonus at the “target bonus” level, prorated for the portion of the year through the date of termination and payable within 30 days after the date of termination; (3) all shares in us vested prior to the date of such termination; (4) vesting of any unvested incentive granted under our Equity Incentive Plans and any other payment and/or benefits which Mr. Swenson is entitled to receive under any of the benefit plans. In the event that such a termination of Mr. Swenson’s employment occurs upon or within the one-year period following a change in control of us, he would be entitled to receive, after execution of a general release, (a) base salary in effect at the time of the termination period for a period of 12 months following the termination of employment; (b) a bonus at the “target bonus” level, prorated for the portion of such fiscal year through the date of termination and payable within 30 days after the date of termination a lump sum payment equal to two times the sum of (1) his annual rate of base salary in effect at the time of the termination (2) all shares in us vested prior to the date of such termination; (3) vesting of any unvested incentives granted under our Equity Incentive Plans and any other payment and/or benefits which Mr. Swenson is entitled to receive under any of the benefit plans.
Mr. Swenson’s employment agreement also provides that in the event of a termination of his employment due to death or disability, he or his estate would be entitled to: (a) any Base Salary earned but unpaid as of the date of death; (b) any other payments and/or benefits which he or his legal representative is entitled to receive under any of the Benefit Plans; (c) all shares in us vested prior to the date of such termination; (d) vesting of any unvested incentive grants granted under the initial equity awards; and (d) a bonus payable under the Incentive Bonus Plan for the fiscal year in which the termination occurred, prorated for the portion of such fiscal year through the date of termination and payable within thirty (30) days after the date of termination of employment.
Mr. Bernander Employment Agreement:
On January 1, 2024, we entered into an employment agreement with Mr. Bernander. The initial term of Mr. Bernander’s employment under the agreement is three years, with automatic one-year extensions each year unless either party provides notice that the term will not be extended. The agreement provides that after the first year of the agreement, the Chief Executive Officer may, subject to the review and approval of the Compensation Committee, make changes to the base salary amount. Mr. Bernander’s current annual rate of base salary is $425,000. The agreement also provides for annual bonuses for Mr. Bernander with a target annual bonus equal to 50% of his base salary. The amount of the bonus is determined by the Board of Directors, taking into account the performance of us and Mr. Bernander for the applicable fiscal year and applying considerations that are consistent with those applied for determining annual bonuses for our other executive officers. Mr. Bernander is also entitled to participate in our standard benefit programs for our employees and reimbursement of his business expenses.
In addition, Mr. Bernander was awarded an equity award of 53,247 restricted shares of Common Stock that vest (a) 25% upon the closing of this offering and 6.25% on subsequent quarters and (b) 100% upon a change of control as defined in the agreement.
Under his employment agreement, if Mr. Bernander’s employment is terminated by us without cause or by Mr. Bernander for good reason (as the terms “cause” and “good reason” are defined in his employment agreement), or if we provide notice that the term of the employment agreement will not be renewed (other than a non-renewal for cause), Mr. Bernander would be entitled to severance benefits equal to (1) his annual rate of base salary in effect at the time of the termination; (2) his annual bonus at the “target bonus” level, prorated for the portion of the year through the date of termination and payable within 30 days after the date of termination; (3) all shares in us vested prior to the date of such termination; (4) vesting of any unvested incentive granted under our Equity Incentive Plans and any other payment and/or benefits which Mr. Bernander is entitled to receive under any of the benefit plans. In the event that such a termination of

Mr. Bernander’s employment occurs upon or within the one-year period following a change in control of us, he would be entitled to receive, after execution of a general release, (a) base salary in effect at the time of the termination period for a period of 12 months following the termination of employment; (b) a bonus at the “target bonus” level, prorated for the portion of such fiscal year through the date of termination and payable within 30 days after the date of termination a lump sum payment equal to two times the sum of (1) his annual rate of base salary in effect at the time of the termination (3) all shares in us vested prior to the date of such termination; (4) vesting of any unvested incentive granted under our Equity Incentive Plans and any other payment and/or benefits which Mr. Bernander is entitled to receive under any of the benefit plans.
Mr. Bernander’s employment agreement also provides that in the event of a termination of his employment due to death or disability, he or his estate would be entitled to entitled to: (a) any Base Salary earned but unpaid as of the date of death; (b) any other payments and/or benefits which he or his legal representative is entitled to receive under any of the Benefit Plans; (c) all shares in us vested prior to the date of such termination; (d) vesting of any unvested incentive grants granted under the initial equity awards; and (d) a bonus payable under the Incentive Bonus Plan for the fiscal year in which the termination occurred, prorated for the portion of such fiscal year through the date of termination and payable within thirty (30) days after the date of termination of employment.
Provisions of the named executive officers’ employment agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below.
Grants of Plan-Based Awards in 2024
The following table presents information regarding awards of cash incentives and Common Stock granted to our named executive officers in 2024.
	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Stock Awards: Number of Shares (Restricted) (#)	Stock Awards: Number of Shares (Unrestricted) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Name		Threshold ($)(1)	Target ($)	Maximum ($)
Peter G. Swenson	1/1/24		$451,913	$621,380
	1/1/24					77,688		$529,281
	1/1/24				144,241			982,281
	2/1/24				13,283			90,457
Christopher J. Bernander	1/1/24		$212,500	$292,188
	2/1/24				586			3,991
	2/12/24				53,247			362,612
Dr. Alan Law	1/1/24		$75,000	$103,125
	2/1/24				16,054			109,328
Dr. Christopher Steele	1/1/24		$150,000	$206,250
	2/1/24				16,317			111,119

(1)
The Non-Equity incentive plan does not have a minimum payment threshold, and accordingly participants may receive $0 under the plan.

(2)
The amount reported in this column reflects the grant date fair value of equity awards calculated in accordance with Topic 718. The restricted stock granted vests (a) 25% upon the closing of this offering and 6.25% in subsequent quarters over three years and (b) 100% upon a change of control as defined in the agreement.

Description of Stock Awards
Each of the awards reported in the Grants of Plan-Based Awards table was granted under our 2023 Equity Incentive Plan or 2023 Restricted Stock Plan (the “Equity Incentive Plans”). The material terms of each restricted stock award granted in 2024 was (a) 25% upon closing of this offering and 6.25% on subsequent quarters and (b) 100% upon a change of control as defined in the agreement.
After the consummation of this offering, the Equity Incentive Plans will be administered by the Compensation Committee. Prior to this offering, our Board of Directors administered the plans. The Compensation Committee will have authority to interpret the plans’ provisions and make all required determinations under the plans. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plans are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, awards may be transferred under limited circumstances, provided that such transfers comply with applicable securities laws.
If we undergo a change in control, each named executive officer’s outstanding stock awards will generally become fully vested and exercisable, pursuant to the award agreements under which the restricted stock awards were granted.
Subject to any accelerated vesting that may apply in the circumstances, the unvested portion of a stock award will immediately terminate upon a termination of the named executive officer’s employment. If the named executive officer is terminated by us for cause, the shares of Common Stock (whether or not vested) will immediately terminate.
The restricted stock awards granted to the named executive officers do not include any dividend rights.
Outstanding Equity Awards At Year-End 2024
At December 31, 2024, our named executive officers held the following equity awards:
Peter G. Swenson — 77,688 unrestricted shares of common stock and 157,524 shares of restricted stock.
Christopher J. Bernander — 53,833 shares of restricted stock.
Such awards had a fair value at December 31, 2024 of $8.93 per share.
All shares of restricted common stock subject to continued performance obligations to vest. Restricted shares vest 25% upon completion of our initial public offering and 6.25% per quarter thereafter.
Stock Vested in 2024
No restricted stock held by our named executive officers vested during 2024.
Pre-IPO Restricted Stock
Shares of restricted Common Stock were granted to the named executive officers and certain dentists employed by our affiliated dental practices prior to this offering, to reflect prior securities issued to such persons prior to our October 1, 2023 formation. To the extent then outstanding and unvested, such restricted shares will become 25% vested upon completion of this offering and will vest 6.25% quarterly thereafter. Such shares also become fully vested upon a change in control.
2023 Restricted Stock Plan
The 2023 Restricted Stock Plan was originally adopted in October 2023. The 2023 Restricted Stock Plan was terminated as to future awards on April 23, 2025.
Total Shares Reserved for Issuance
Subject to equitable adjustment in the event of any stock split, stock dividend, or similar transaction, the total number of shares of Common Stock reserved for issuance in connection with awards under the 2023 Restricted Stock Plan is 6,625,000. If any awards are forfeited, canceled, terminated, exchanged, or surrendered, or such award is settled in cash or otherwise terminates without a distribution of shares to the participant, any shares counted against the number of shares reserved and available under the 2023 Restricted Stock Plan with respect to such award are, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, or surrender, again available for awards under the 2023 Restricted Stock Plan. Any shares of Common Stock issued pursuant to an award may be either authorized and unissued shares or treasury shares, including shares acquired by purchase in the open market or in private transactions.
Administration
The 2023 Restricted Stock Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”), and the Committee has full and final authority to make all decisions and determinations as may be required under the terms of the 2023 Restricted Stock Plan or as the Committee may deem necessary or advisable for the administration of the 2023 Restricted Stock Plan, in each case subject to and consistent with the provisions of the 2023 Restricted Stock Plan. The Committee may allocate or delegate to any one or more of its members, the other members of the Board of Directors, or our senior officers or any of our subsidiaries or affiliates, all or any part of its responsibilities and powers under the 2023 Restricted Stock Plan, subject to such terms as the Committee shall determine; provided, however, that only the Committee, or other committee consisting of two or more of our directors, all of whom are “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may select and grant awards to participants who are subject to Section 16 of the Exchange Act. Subject to the provisions of the 2023 Restricted Stock Plan, the Committee may select employees to whom awards may be granted, determine the number of awards to be granted and the number of shares to which an award may relate, and determine the terms and conditions of any award granted under the 2023 Restricted Stock Plan.
Eligibility and Participation
Prior to the April 23, 2025 termination for future awards, the 2023 Restricted Stock Plan was open to any of our employees, employees of any of our subsidiaries, or employees of any of our affiliates. An award may be granted to an employee in connection with his or her employment or retention by us, our subsidiary, or our affiliate.
During the year ended December 31, 2024, two employees received awards under the 2023 Restricted Stock Plan. No grants were made under the 2023 Restricted Stock Plan during 2025.
Restricted Share Awards
Awards of restricted shares are subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose. Such restrictions lapse under circumstances as the Committee may determine, including upon a specified period of continued employment or upon the achievement of performance criteria. An eligible employee granted restricted shares has all of the rights of a shareholder, with the exception of dividend rights. Except as otherwise determined by the Committee, upon termination of service during the applicable restriction period, unvested restricted shares will be forfeited.
Nontransferability
Unless otherwise set forth by the Committee in an award agreement, awards are not transferable by an eligible employee (defined as individuals employed by the DRO or its affiliated dental practices) except by will or the laws of descent and distribution (except pursuant to a beneficiary designation). An eligible employee’s rights under the 2023 Restricted Stock Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and may not be subject to claims of the eligible employee’s creditors.
Amendment
The Committee may amend, alter, suspend, discontinue, or terminate the 2023 Restricted Stock Plan without the consent of our shareholders or participants, except that any such amendment or alteration shall be subject to the approval of our shareholders to the extent such shareholder approval is required under the rules of any stock exchange or automated quotation system on which the shares may then be listed or quoted. However, without the consent of an affected participant, no amendment, alteration, suspension, discontinuation, or termination of the 2023 Restricted Stock Plan may materially and adversely affect the rights of such participant under any award previously granted to the participant.
Duration
The 2023 Restricted Stock Plan was terminated as to future awards on April 23, 2025.
2023 Equity Incentive Plan
Upon the recommendation of the Compensation Committee, the Board adopted and the shareholders approved the 2023 Equity Incentive Plan for Park Dental Partners, Inc., which we refer to as the “2023 Equity Incentive Plan.” The material features of the Equity Incentive Plan are discussed below.
General
Purpose
The purpose of the 2023 Equity Incentive Plan is to advance our interests and increase shareholder value by providing additional incentives to attract, retain and motivate those qualified and competent employees (defined as individuals employed by the DRO or its affiliated dental practices), directors and consultants upon whose efforts and judgment our success is largely dependent.
Eligibility and Participation
Awards may be granted pursuant to the 2023 Equity Incentive Plan to any of our present or future employees, consultants and outside directors. Actual selection of any eligible individual to receive an award pursuant to the 2023 Equity Incentive Plan is within the sole discretion of the Compensation Committee or its authorized delegate (where applicable, references herein to the Compensation Committee are inclusive of its authorized delegate). “Incentive stock options” may be granted only to employees, and all other awards may be granted to either employees, employees of any of our affiliates, consultants or outside directors.
As of September 30, 2025, persons eligible to participate in the plan total approximately three (3) nonemployee directors and 1,208 employees and consultants.
During the nine month period ended September 30, 2025, two employees, and three independent Board members received restricted awards under the 2023 Equity Incentive Plan.
Types of Awards
The 2023 Equity Incentive Plan authorizes the granting of restricted stock. A restricted stock award is the grant of shares of our Common Stock that are nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. The vesting and number of shares of a restricted stock award may be determined by the Compensation Committee. An eligible employee granted restricted shares has all of the rights of a shareholder, with the exception of dividend rights.
The 2023 Equity Incentive Plan also authorizes awards of “incentive stock options” and “non-qualified stock options” to purchase shares of our Common Stock. The maximum number of shares of Common Stock available for issuance pursuant to incentive stock options granted under then 2023 Equity Incentive Plan is the same as the number of shares of Common Stock available for issuance under the 2023 Equity Incentive Plan. In accordance with the rules under the Code, for incentive stock options, the 2023 Equity Incentive Plan provides that incentive stock options granted to any particular employee may not first become exercisable for more than $0.1 million in fair market value of the Common Stock (measured on the grant date) in any calendar year. If incentive stock options granted to a participant would vest for more than $0.1 million in any calendar year, then such incentive stock options will, to such extent, be treated as non-statutory stock options. Unless the context otherwise requires, the term “options” includes both incentive stock options and non-qualified stock options.

The 2023 Equity Incentive Plan also authorizes the granting of stock appreciation rights, or “SARs.” A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of our Common Stock on the date of exercise of the SAR over the grant price of the SAR (which grant price may not be less than the fair market value of a share of our Common Stock on the date of grant of the SAR). SARs may be granted under the 2023 Equity Incentive Plan in tandem with other awards.
The 2023 Equity Incentive Plan also authorizes awards of restricted stock units that, once vested (based on the criteria the Compensation Committee establishes, which may be based on the passage of time or the attainment of performance-based conditions), may be settled in a number of shares of our Common Stock equal to the number of units earned, or in cash equal to the fair market value of the number of shares of our Common Stock (or a combination of stock and cash) earned in respect of the number of units earned.
The 2023 Equity Incentive Plan also authorizes awards of performance shares and awards intended to be performance-based awards that are payable in stock, cash, or a combination of stock and cash. Any performance-based awards granted will vest upon the achievement of performance objectives. The Compensation Committee will establish the performance measure as well as the length of the performance period.
Administration
The 2023 Equity Incentive Plan is administered by the Compensation Committee (or by the Board of Directors to the extent reserved or determined by the Board of Directors). The Compensation Committee has the authority to interpret and adopt rules and regulations for carrying out the 2023 Equity Incentive Plan. All decisions and acts of the Compensation Committee shall be final and binding on all participants under the 2023 Equity Incentive Plan.
The Compensation Committee will have the full power and authority under the 2023 Equity Incentive Plan to:
•
designate participants to receive awards;

•
determine the type or types of awards to be granted to each participant;

•
determine the number of awards to be granted and the number of shares to which an award will relate;

•
determine the terms and conditions of any award, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award, based in each case on such considerations as the Compensation Committee in its sole discretion determines;

•
determine whether, to what extent, and pursuant to what circumstances an award may be settled in, or the exercise price of an award may be paid in, cash, shares, other awards, or other property, or an award may be canceled, forfeited, or surrendered;

•
prescribe the form of each award agreement, which need not be identical for each participant;

•
decide all other matters that must be determined in connection with an award;

•
establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the 2023 Equity Incentive Plan;

•
suspend or terminate the 2023 Equity Incentive Plan at any time provided that such suspension or termination does not impair rights and obligations under any outstanding award without written consent of the affected participant;

•
interpret the terms of, and any matter arising pursuant to, the 2023 Equity Incentive Plan or any award agreement thereunder; and

•
make all other decisions and determinations that may be required pursuant to the Equity Incentive Plan or as the Compensation Committee deems necessary or advisable to administer the Equity Incentive Plan.

Authorized Shares and Share Counting Method
The number of shares of our Common Stock that may be issued pursuant to awards granted under the 2023 Equity Incentive Plan as of September 30, 2025 is 807,410 shares of our Common Stock, subject to adjustment as discussed below. The number of shares subject to the 2023 Equity Incentive Plan automatically increases on February 1st of each calendar year, for a period of not more than ten (10) years, beginning on February 1, 2024 and ending on (and including) February 1, 2033 (each, an “Evergreen Date”) in an amount equal to five percent (5%) of the total number of shares of our Common Stock outstanding on the January 31st immediately preceding the applicable Evergreen Date (the “Evergreen Increase”). The Board may act prior to the Evergreen Date of a given year to provide that there will be no Evergreen Increase for such year, or that the Evergreen Increase for such year will be a lesser number of shares of our Common Stock than would otherwise occur pursuant to the preceding sentence.
Authorized shares are counted and subject to adjustments, as described below:
•
Shares that are subject to stock options, restricted stock awards, restricted stock unit awards, performance shares and other share-based awards and SARs shall be counted as one share for every one share subject to stock options and SARs.

•
The following shares shall not be added back to the number of shares authorized: shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation related to any award; shares not issued or delivered as a result of the net settlement of an outstanding stock option or SAR; and shares repurchased by us on the open market with the cash proceeds of the exercise price from stock options.

•
To the extent that any share-based award under the 2023 Equity Incentive Plan terminates, expires, is cancelled or is paid in cash, the available shares subject to such award shall remain available shares; shares will be added back as one share.

•
Substitute awards issued in connection with acquiring other companies shall neither increase nor decrease the shares authorized under the 2023 Equity Incentive Plan.

Granting of Awards
The Compensation Committee may from time-to-time grant awards in its discretion. In granting awards, the Compensation Committee may take into consideration the contribution the eligible person has made or may be reasonably expected to make to our success and such other factors as the Compensation Committee determines. The number of discretionary grants to be made under the 2023 Equity Incentive Plan in the future to our directors and executive officers, including our named executive officers and employees of our affiliates, and the dollar values of such grants, are not determinable.
Exercise Price of Options and Grant Price of SARs
The exercise price of options granted under the 2023 Equity Incentive Plan shall be any price determined by the Compensation Committee, but may not be less than the fair market value of our Common Stock on the date of grant. The exercise price of incentive stock options shall not be less than 110% of the fair market value on the date of grant if the optionee owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of our stock.
The grant price of SARs granted under the 2023 Equity Incentive Plan shall be determined by the Compensation Committee, and may not be less than the fair market value of our Common Stock on the date of grant.
Payment of Exercise Price
Unless further limited by the Compensation Committee, the exercise price of an option shall be paid solely in cash, by certified or cashier’s check, by wire transfer, by money order, by personal check, by delivery of shares of our Common Stock if expressly permitted by the terms of the option (including withholding of shares otherwise deliverable upon exercise of the option by “net exercise” or otherwise), by promissory note bearing interest at no less than such rate as shall then preclude the imputation of interest under the Code, other property acceptable to the Compensation Committee, or by a combination of the foregoing. If the exercise price is paid in whole or in part with shares of our Common Stock, the value of the shares surrendered shall be their fair market value on the date surrendered.
Exercisability of Options and SARs
Each option and SAR shall become exercisable in whole or in part and cumulatively, and shall expire, according to the terms of the option or the SAR, as applicable, to the extent not inconsistent with the express provisions of the 2023 Equity Incentive Plan. In addition, in the case of the grant of an option to an officer, the Compensation Committee may provide that no shares acquired on the exercise of such option shall be transferable during such six (6) month period following the date of grant of such option.
The Compensation Committee, in its sole discretion, may accelerate the date on which all or any portion of an otherwise unexercisable option or SAR may be exercised or a restriction will lapse.
Price of Restricted Stock
The price, if any, to be paid by a recipient for restricted stock awarded under the 2023 Equity Incentive Plan shall be determined by the Compensation Committee. As a condition to the grant of a restricted stock award, if required by applicable law, the Compensation Committee will require the person receiving the award to pay to us an amount equal to the par value of the restricted stock granted under the award.
Expiration of Options
The expiration date of an option will be determined by the Compensation Committee at the time of the grant. However, unless the terms of the option expressly provide for a different date of termination, the unexercised portion of the option shall automatically and without notice terminate and become null and void on the earlier of:
•
the date that the holder ceases to be employed by or provide services to us, if such cessation is for “Cause,” as defined in the 2023 Equity Incentive Plan;

•
three (3) months following the date on which the holder ceases to be employed by or provide services to us or any affiliate for any reason other than because of the holder’s death or disability or for Cause;

•
the first anniversary of the date on which the holder ceased to be employed by or provide services to us or any affiliate by reason of the holder’s death or disability; or

•
the tenth anniversary of the date of grant.

Restrictions on Transfer of Awards
No award granted under the 2023 Equity Incentive Plan is transferable otherwise than by will or by the laws of descent and distribution. However, the Compensation Committee by express provision in the award or an amendment thereto may permit awards to be transferred (without consideration) to, exercised by and paid to certain persons or entities related to the participant, including, but not limited to, members of the participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Compensation Committee, pursuant to such conditions and procedures as the Compensation Committee may establish.
During the lifetime of a participant, each award will be exercisable only by the participant or the guardian or legal representative of the participant.
Restrictions on Transfer of Restricted Stock
A participant may not sell, transfer, assign or pledge shares of restricted stock until the shares have vested. Stock certificates representing the restricted stock shall be held by us bearing a legend to restrict transfer of the certificate until the restricted stock has vested. At the time the restricted stock vests, a certificate for the vested shares will be delivered to the participant and, if the award agreement so provides, dividend equivalents accrued on the restricted stock from the date of grant.
Vesting of Restricted Stock and Restricted Stock Units
In granting restricted stock and restricted stock unit awards, the Compensation Committee, in its sole discretion, may determine the terms and conditions under which such awards shall vest.
The Compensation Committee also has the right, exercisable in its sole discretion, to accelerate the date on which restricted stock and restricted stock units may vest or otherwise waive or amend any conditions in respect of a grant of restricted stock or restricted stock units.
Dividends and Dividend Equivalents
The Compensation Committee may provide that any award (other than options and SARs) shall earn dividends or dividend equivalents (payable in cash or additional shares, or a combination of cash and shares). Notwithstanding the foregoing, dividends or dividend equivalents may not be paid with respect to any award that is subject to the achievement of performance criteria (including time-based vesting conditions), unless and until the relevant performance criteria have been satisfied. Generally, holders of restricted stock and restricted stock units do not receive dividend equivalents on unvested shares. No dividends or dividend equivalents will be paid on options or SARs.
Minimum Vesting Requirement
A one-year minimum vesting requirement will generally apply to all awards, with the exception of awards granted that vest based on a change of control or public transaction. In addition, the one-year minimum vesting requirement does not apply to awards granted to, among others, non-employee directors that vest on the earlier of the one-year anniversary of the grant date and the next annual meeting of shareholders that occurs at least 50 weeks after the prior year’s annual meeting. We anticipate that awards granted following our public offering will include a one-year minimum vesting requirement.
Terms of Performance Awards
The Compensation Committee may grant performance awards to any person who is eligible to receive an award pursuant to the Equity Incentive Plan which are conditioned on the satisfaction of performance objectives, including those comprising one or more of the performance measures under a performance-based award, as the Compensation Committee, in its sole discretion, may select.
Performance-based awards, in the sole discretion of the Compensation Committee, may be made in the form of:
•
Shares or unit equivalents to shares of our Common Stock (including, without limitation, shares of restricted stock subject to restrictions that will lapse on the basis of the satisfaction of the selected performance measure(s));

•
cash; or

•
a combination of shares of our Common Stock and cash.

The Compensation Committee shall establish the performance measures which will be required to be satisfied during the performance period in order to earn the amounts specified in a performance-based award, as well as the duration of any performance period, each of which may differ with respect to each covered person, or with respect to separate performance-based awards issued to the same covered person.
Change in Control
In the event of the occurrence of a “change in control” as defined in the 2023 Equity Incentive Plan, absent a different provision in an award agreement, the Compensation Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event:

(i)
either (A) termination of any such award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s vested rights or (B) the replacement of such award with other rights or property selected by the Compensation Committee or the Board of Directors, in its sole discretion;

(ii)
that such award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii)
that the award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the applicable award agreement; or

(iv)
that the award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of such event.

Prohibition on Repricing
Repricing of outstanding stock options or SARs and repurchases of “underwater” stock options or SARs is prohibited without shareholder approval.
Clawback/Recovery
All awards granted under the 2023 Equity Incentive Plan will be subject to recoupment in accordance with any clawback policy that we adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed. In addition, the Compensation Committee may impose such other clawback, recovery or recoupment provisions on an award as the Compensation Committee determines necessary or appropriate in view of applicable laws, governance requirements or best practices, including, but not limited to, a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause (as determined by the Compensation Committee).
Expiration of the Equity Incentive Plan
The Equity Incentive Plan terminates on September 13, 2033.
Adjustments
The 2023 Equity Incentive Plan provides for adjustments to (a) the aggregate number and kind of shares that may be issued, (b) the terms and conditions of any outstanding awards (including, any applicable performance targets or criteria with respect thereto), and (c) the grant or exercise price per share for outstanding awards, in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our assets to shareholders, or any other change affecting the shares or the price of the shares other than an equity restructuring.
Amendments
The Compensation Committee (with the approval of the Board of Directors) may amend or modify the 2023 Equity Incentive Plan at any time, provided that no amendment may, without the approval of our shareholders:
•
increase the number of shares available for issuance under the 2023 Equity Incentive Plan; or

•
permit the Compensation Committee to extend the exercise period for an option beyond ten (10) years from the date of grant.

Notwithstanding any provision in the 2023 Equity Incentive Plan to the contrary, absent approval of our shareholders, no option or SAR may be amended to reduce the per-share exercise price of the shares subject to such option or SAR below the per-share exercise price as of the date of grant and, except as otherwise permitted in the 2023 Equity Incentive Plan, (a) no option or SAR may be granted in exchange for, or in connection with, the cancellation, surrender or substitution of an option or SAR having a higher per-share exercise price and (b) no option or SAR may be cancelled in exchange for, or in connection with, the payment of a cash amount or another award at a time when the option or SAR has a per-share exercise price that is higher than the fair market value of a share.
In addition, in general no amendment shall adversely affect in any material way any award previously granted pursuant to the 2023 Equity Incentive Plan without the prior written consent of the participant; provided, however, that an amendment or modification that may cause an incentive stock option to become a non-qualified stock option shall not be treated as adversely affecting the rights of the participant.
Securities Registration
We plan to register under the Securities Act of 1933, as amended (the “Securities Act”), the issuance of the shares of stock authorized for issuance under the 2023 Restricted Stock Plan, the 2023 Equity Incentive Plan, and the 2025 Employee Stock Purchase Plan. Accordingly, participants will be able to sell such shares issued under the plans, subject to other requirements of the Securities Act.
2025 Employee Stock Purchase Plan
We have adopted, and our shareholders have approved, an Employee Stock Purchase Plan (“ESPP”). The ESPP is designed to allow our eligible employees and employees of affiliated entities to purchase shares of our Common Stock, at periodic intervals, with accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. The material terms of the ESPP as currently contemplated are summarized below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.
Shares Available; Administration
The aggregate number of shares of our Common Stock that will initially be reserved for issuance under the ESPP will be equal to 250,000 shares of Common Stock. Our Board of Directors or the Compensation Committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. The Compensation Committee will be the initial administrator of the ESPP.
Eligibility
The plan administrator may designate certain of our subsidiaries or affiliated entities as participating entities in the ESPP and may change these designations from time to time. We expect that our employees and employees of our affiliates, other than employees who, immediately after the grant of a right to purchase common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock, will be eligible to participate in the ESPP.
Grant of Rights
The Section 423 component of the ESPP will be intended to qualify under Section 423 of the Code and shares of our Common Stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 6 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP until January 1, 2026.
The ESPP will permit participants to purchase Common Stock through payroll deductions of any non fractional percentage rate from 1% to 15% of their eligible compensation, which includes a participant’s gross base compensation for services, performance pay, and any other cash compensation. Under the plan, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first trading day of the offering period).
Commencing no earlier than January 1, 2026, each participant will automatically be granted an option to purchase shares of our Common Stock. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price will be 85% of the fair market value of a share on the purchase date, which will occur on the last business day of each offering period. Participants may voluntarily end their participation in the ESPP prior to the first day of the last calendar month of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Common Stock.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date as previously described, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.
A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.
Certain Transactions
In the event of reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of the Common Stock of the Company, the committee may make such adjustment, if any, as it may deem appropriate in the number, kind, and the price of shares available for purchase under the ESPP, and in the number of shares which a participant is entitled to purchase including, without limitation, closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants’ account balances.
Plan Amendment and Termination
The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or as may otherwise be required under Section 423(b) of the Code or other applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Promissory Notes
Between October 12, 2007 and January 1, 2008, we borrowed a total of $1,600,000 from Mr. Nick Swenson, who is the brother of Mr. Peter Swenson, our Chief Executive Officer and Chairman of the Board of Directors, under a series of secured promissory notes, each with a maturity date of October 1, 2037. These secured notes were established to provide us with capital and liquidity to continue operations after separation from American Dental Partners in 2007. Additional holders of secured promissory notes entered into in 2007 included:
$69,767 from Mr. Peter Swenson, who is our Chief Executive Officer and Chairman of the Board of Directors
$69,767 from Dr. Christopher Steele, who is a member of our Board of Directors
$69,767 from Dr. Alan Law, who is a member of our Board of Directors
Interest on each of the aforementioned notes is equal to the greater of 14% of the principal balance or an amount based on a formula using average dentist compensation or a formula based on total revenue of the DRO and affiliated dental practices. The effective interest rate for 2024 and 2023 was 28.0% and 28.1%, respectively. These subordinated notes have significant prepayment restrictions, whereby lender approval is required for any prepayment to occur, except as it relates to the outstanding notes above held by Mr. Peter Swenson, Dr. Steele, and Dr. Law may be prepaid by the Company upon the death of the respective holder.
The aggregate interest expense in connection with the aforementioned notes for the years ended December 31, 2024 and 2023 totaled $606,628 and $608,097, respectively.
Deferred Compensation Plans
As of December 31, 2024, Mr. Peter Swenson, Dr. Christopher Steele, and Dr. Alan Law participate in company sponsored deferred compensation plans, which obligates the Company to make future payments to the participants of $2,352,493, $921,208, and $2,090,737, respectively.
Building Funds
On or about June 12, 2018, Mr. Peter Swenson, who is our Chief Executive Officer and Chairman of the Board of Directors, contributed a total of $30,000 to Dental Building Fund I, LLC, and on or about May 18, 2021, contributed a total of $60,000 to Dental Building Fund II, LLC, both in exchange for units of limited liability company interest in the applicable entity.
On or about June 12, 2018, Dr. Christopher Steele, who is a member of our Board of Directors, contributed a total of $80,000 to Dental Building Fund I, LLC, and on or about May 18, 2021, contributed a total of $160,000 to Dental Building Fund II, LLC, both in exchange for units of limited liability company interest in the applicable entity.
On or about June 12, 2018, Dr. Alan Law, who is a member of our Board of Directors, contributed a total of $94,000 to Dental Building Fund I, LLC, and on or about May 18, 2021, contributed a total of $160,000 to Dental Building Fund II, LLC, both in exchange for units of limited liability company interest in the applicable entity.
On or about June 12, 2018, Dr. Todd Gerlach, who is a member of our Board of Directors, contributed a total of $30,000 to Dental Building Fund I, LLC, and on or about May 18, 2021, contributed a total of $40,000 to Dental Building Fund II, LLC, both in exchange for units of limited liability company interest in the applicable entity.
All of the above contributions were structured as passive real estate investments and were only offered to then-existing equity holders and key executives of each of the Professional Associations. Dental Building Fund I, LLC, owns a 49% passive ownership interest in five (5) different real estate ownership entities, and the controlling 51% ownership interest in each such real estate ownership entity belongs to an unrelated third party. Dental Building Fund II, LLC, owns a 49% passive ownership interest in four (4) different real estate ownership entities, and the controlling 51% ownership interest in each such real estate ownership entity belongs to an unrelated third party.
Each real estate ownership entity owns a real estate asset, and each such underlying real estate asset is leased by us from the applicable real estate ownership entity. The aggregate rent expense in connection with the five (5) real estate assets that are indirectly partially owned by Dental Building Fund I, LLC, for the years ended December 31, 2024 and 2023 totaled $944,174 and $930,666, respectively. The aggregate rent expense in connection with the four (4) real estate assets that are indirectly partially owned by Dental Building Fund II, LLC, for the years ended December 31, 2024 and 2023 totaled $928.492 and $906,662, respectively.
Shareholder Promissory Notes
In connection with the vesting of the 839,095 shares of restricted stock upon the consummation of the offering, we intend to offer promissory notes to certain doctor/shareholders with a one-year maturity at market interest rates for one year duration to provide liquidity options for tax obligations that may be due in connection with vesting of such shares of restricted stock. The amount of the loan to each individual will be capped at 31% of the value of the vested stock and the Company presently estimates that the aggregate amount of such loans would not exceed $     , based on the sale of Common Stock in this offering (assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus). The loan plan will not be available to Executive Officers and Directors of the Company shareholders who opt to receive this promissory note will be subject to a 365 day lock-up restriction.
Directed Share Program
At our request, the underwriters have reserved in aggregate up to 10% of our shares of common stock offered by this prospectus for sale, at the initial public offering price, to Participants in the Directed Share Program, including our directors, executive officers and employees, to the extent permitted under applicable laws and regulations in the United States and in various countries. All shares purchased by existing shareholders, directors, or officers of the Registrant under the Directed Share Program will be subject to a 180-day lock-up restriction. For additional information regarding the directed share program, please refer to the section entitled “Underwriting — Directed Share Program.”
Review, Approval or Ratification of Related Party Transactions
Upon completion of this offering, our Corporate Governance and Nominating Committee will be responsible for reviewing all related party transactions that are required to be disclosed under the SEC rules. The Corporate Governance and Nominating Committee will, initially authorize or ratify all such related party transactions in accordance with written policies and procedures established by our Board of Directors from time to time.
We anticipate that the policies and procedures will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the committee will consider all of the relevant facts and circumstances available, including (if applicable), but not limited to: (1) the nature of the related party’s interest in the transaction; (2) the approximate dollar value of the transaction; (3) the approximate dollar value of the related party’s interest in the transaction without regard to the amount of any profit or loss; (4) whether the transaction was or will be undertaken by us in the ordinary course of business; (5) whether the transaction was, or is proposed to be, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party; (6) the purpose and the potential benefits to us of the transaction; (7) the impact of the transaction on a director’s independence (in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer); (8) the availability of other sources for comparable products or services; (9) whether it is a single transaction or a series of ongoing, related transactions; (10) whether entering into the transaction would be consistent with our code of ethics and business conduct; and (11) any other information in the context of the transaction that would be material to investors in light of the circumstances of the particular transaction. In addition, our Corporate Governance and Nominating Committee will review all related party transactions for which Corporate Governance and Nominating Committee approval is required by applicable law or Nasdaq Stock Market rules.
No member of our Corporate Governance and Nominating Committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a related party, except that such member can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee.
The policies described above have not yet been adopted, and as a result, the transactions described under “Certain Relationships and Related Party Transactions” were not reviewed under such policies.

PRINCIPAL SHAREHOLDERS
The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of September 30, 2025 by:
•
each person known by us to be a beneficial owner of more than 5.0% of our outstanding Common Stock;

•
each of our directors;

•
each of our named executive officers; and

•
all directors and executive officers as a group.

The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after September 30, 2025. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
The percentage ownership information under the column titled “Percentage Prior to this Offering” is based on 2,556,636 shares of Common Stock outstanding as of September 30, 2025, which assumes the vesting of 839,095 shares of restricted Common Stock, which will occur automatically immediately upon the completion of this offering. The percentage ownership information under the column titled “Percentage After this Offering” is based on the sale of shares of Common Stock in this offering (assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters (i) option to purchase additional shares or (ii) the Underwriter’s Warrant to purchase shares of our Common Stock at an exercise price per share equal to 120% of the initial public offering price per share or $15.60, based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See, Underwriting. The table below does not reflect any shares of common stock that Participants may purchase in this offering or otherwise through the Directed Share Program, as described under the section entitled, “Underwriting — Directed Share Program.” Unless otherwise noted below, the address of the persons listed on the table is c/o Park Dental Partners, Inc., 2200 County Road C West, Suite 2210, Roseville, MN 55113.
	Number		Total Held at Offering(1)	Percentage Prior to this Offering	Percentage Upon Closing of this Offering
Name of Beneficial Owner	Unrestricted	Restricted(1)
Executive Officers and Directors
Peter G. Swenson	77,688	157,524	117,069	4.58%	%
Christopher J. Bernander	—	53,833	13,458	*	*
Dr. Todd Gerlach	45,866	15,289	49,688	1.94%	%
Dr. Alan Law	122,294	56,824	136,500	5.34%	%
Dr. Christopher Steele	17,250	119,922	47,231	1.85%	%
Philip I. Smith	—	2,800	700	*	*
Christopher C. Smith	—	2,800	700	*	*
Anna M. Schaefer	—	2,800	700	*	*
All directors and executive officers as a group (8 persons)	263,098	411,792	306,046	14.17%	%

*
Less than 1.0%.

(1)
The restricted stock awards held by our directors and named executive officers vest 25% upon completion of an initial public offering and thereafter at the rate of 6.25% quarterly commencing on the effective date of this offering. The restricted stock awards also are subject to accelerated vesting in connection with a change in control of us in accordance with the terms of the applicable option plan or agreement. The “Total Held at Offering” column reports each person’s unrestricted shares plus 25% of their restricted shares, which vest 25% upon completion of an initial public offering.

DESCRIPTION OF CAPITAL STOCK
General
Upon completion of this offering and the filing of our fourth amended and restated articles of incorporation, our authorized capital stock will consist of: 105,000,000 shares of capital stock, each with a par value of $0.0001, consisting of (a) 100,000,000 shares of Common Stock, and (b) 5,000,000 shares of preferred stock.
Common Stock
The holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of our Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by our Board of Directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding-up of the company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. The holders of our Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of our capital stock. The rights, preferences and privileges of holders of our Common Stock are subject to the terms of any series of preferred stock which we may issue in the future. Except as described below under “— Provisions of our Articles of Incorporation and Bylaws and Minnesota Anti-Takeover Law,” a majority vote of common shareholders is generally required to take action under our amended and restated articles of incorporation and amended and restated bylaws. As of September 30, 2025, we had 1,717,541 shares of Common Stock outstanding held of record by 79 shareholders.
We have 3,356,378 restricted shares outstanding at September 30, 2025. These shares automatically vest 25% (or 839,095 shares) immediately upon the completion of this offering and then 6.25% quarterly thereafter. In addition, the Compensation Committee approved a plan to grant 131,368 restricted shares to certain associated dentists at a future date coinciding with the initial public offering. These restricted shares would vest 25% on the first four anniversary dates of the grants.
Preferred Stock
Our Board of Directors has the authority, within the limitations and restrictions stated in our amended and restated articles of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion or exchange rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series. We currently have no shares of preferred stock outstanding. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our Common Stock.
Provisions of our Articles of Incorporation and Bylaws and Minnesota Anti-Takeover Law
We are subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act (the “MBCA”). Some provisions of Minnesota law, our articles of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our Common Stock.

Classified Board of Directors/Three Directors Appointed by Affiliated Entity
Our articles of incorporation provides that our Board of Directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors is elected each year. The classification of directors has the effect of providing continuity and restricting short-term volatility in the composition of our Board of Directors.
Dentists of our affiliated dental practices meeting certain criteria principally focused on years of practice with the group elect a five (5) person Board of Governors of DDS Advisor LLC, a South Dakota limited liability company. This Board then appoints one director in each class of our Board of Directors, giving DDS Advisor LLC the right to appoint three (3) directors on our Board of Directors. In addition to the staggered board structure, DDS Advisor LLC, a South Dakota limited liability company, has the right to appoint a minimum of three (3) directors (a “DDS Appointee”) and there shall be at all times a DDS Appointee in each of the three classes of directors. In the event that the number of directors constituting the whole Board is increased to more than seven (7) directors, then the number of directors that DDS Advisor is entitled to appoint increases proportionately so that for every two newly-created directorships DDS Advisor is entitled to appoint one of the two newly-created directorships.
Special Shareholder Meeting
Under our bylaws, special meetings of our shareholders may be held at any time and for any purpose and may be called by the chairman of our board, our chief executive officer, majority of the directors, or by one or more shareholders holding at least a majority of the voting power of all shares entitled to vote on the matters to be presented at the meeting.
Advance Notice Procedures
Our bylaws provide that only those matters set forth in the notice of a special shareholders’ meeting may be considered or acted upon at such a special meeting. Our bylaws limit the business that may be conducted at an annual meeting of shareholders to those matters properly brought before the meeting.
Our bylaws also establish an advance notice procedure for shareholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the shareholders. This notice procedure provides that only persons who are nominated by, or at the direction of, our Board of Directors or any duly authorized committee of the Board of Directors, or by a shareholder who is entitled to vote at the meeting and who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters must be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our Board of Directors or any duly authorized committee of the Board of Directors, chairman or by a shareholder who is entitled to vote at the meeting and who has given timely written notice to our secretary of his, her or its intention to raise those matters at the annual or special meeting. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.
Supermajority Provisions
Our articles of incorporation provide that the following decisions shall require the affirmative vote of at least 66 2∕3% of the issued and outstanding Common Stock, voting together as a single class: (i) an increase in the total number of shares of capital stock with we are authorized to issue; (ii) effecting any reduction by amendment of the Articles of Incorporation, retirement or exchange or otherwise, in the number of outstanding shares of Common Stock in any manner; (iii) a merger or consolidation of us with or into any other company, or permit any other company to merge or consolidate with or into us (except, in the case of a merger solely to change our state of incorporation), (iv) a sale, lease or exchange of all or substantially all of our property and assets, (v) a transfer of assets to another company and in connection therewith the distribution of stock securities of such other company to the holders of our stock; (vi) make any decision to move the executive offices and/or our headquarters outside of the State of Minnesota; or (vii) voluntarily dissolve or liquidate the Company.
These supermajority provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or us, such as a merger, reorganization or tender offer. These supermajority provisions are intended to discourage certain types of transactions that may involve us actually being acquired or our threatened acquisition. These supermajority provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The supermajority provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such supermajority provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such supermajority provisions may also have the effect of preventing changes in management.
Blank Check Preferred Stock
Our articles of incorporation provide for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interest of us and our shareholders, our Board of Directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our articles of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Authorized but Unissued Shares
Our authorized but unissued shares of Common Stock are available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans, and affiliates employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Provisions of Minnesota Law
We are governed by the provisions of Section 671 (Control Share Act), Section 673 (Business Combination Act) and Section 675 (Takeover Provisions) of the Minnesota Business Corporations Act (MBCA). These provisions may have an effect of delaying, deferring or preventing our unsolicited takeover and deprive our shareholders of an opportunity to sell their shares at a premium over the market price. The following description of certain provisions of the MBCA is only a summary and does not purport to be complete and is qualified in its entirety by reference to the MBCA.
In general, Section 671 of the MBCA provides that shares of an “issuing public corporation,” such as the Company, acquired by an “acquiring person” in a “control share acquisition” that exceed the threshold of voting power of any of the three ranges identified below will not have voting rights, unless the issuing public company’s shareholders vote to accord such shares the voting rights normally associated with such shares. A “control share acquisition” is an acquisition, directly or indirectly, by an “acquiring person” (as defined in the MBCA) of beneficial ownership of shares of an issuing public corporation that, but for Section 671, would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person, immediately after the acquisition, to exercise or direct the exercise of a new range of voting power of the issuing public corporation with any of the following three ranges: (i) at least 20 percent but less than 33.33 percent; (ii) at least 33.33 percent but less than or equal to

50 percent; and (iii) over 50 percent. Shares acquired in a control share acquisition in excess of any of the three thresholds will have no voting rights, unless voting rights are accorded such shares by an affirmative vote by the issuing public company’s shareholders. Acquisition of beneficial ownership of shares includes the acquisition of the power to vote or direct the voting of shares, whether that power is shared within a group or is held by one shareholder. Certain acquisitions of voting power are exempt from Section 671, including acquisitions directly from the issuing public company. The issuing public company also has an option to call for redemption all, but not less than all, shares acquired in the control share acquisition that exceed 20% of the outstanding voting power (or such higher threshold of voting power for which shareholder approval has not been obtained) at a price equal to the fair market value of the shares at the time the call is given if (i) the acquiring person fails to deliver the information statement to the issuing public company by the tenth day after the control share acquisition; or (ii) shareholders have voted not to accord voting rights to the shares acquired in the control share acquisition.
In general, Section 673 of the MBCA prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before the person became an interested shareholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s outstanding voting stock. Section 673 does not apply if a committee of our Board of Directors consisting of one or more of our disinterested directors (excluding our current and former officers and employees) approves the proposed transaction or the interested shareholder’s acquisition of shares before the share acquisition date or on the share acquisition date but before the interested shareholder becomes an interested shareholder.
If a takeover offer is made for our stock, Section 675 of the MBCA precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the takeover offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier takeover offer. A “takeover offer” is a tender offer which results in an offeror who owned ten percent or less of a class of our shares acquiring more than ten percent of that class, or which results in the offeror increasing its beneficial ownership of a class of our shares by more than ten percent of the class, if the offeror owned ten percent or more of the class before the takeover offer. Section 675 does not apply if a committee of our Board of Directors approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer. The committee must consist solely of directors who were directors or nominees for our Board of Directors at the time of the first public announcement of the takeover offer, and who are not our current or former officers and employees, offerors, affiliates or associates of the offeror or nominees for our Board of Directors by the offeror or an affiliate or associate of the offeror.
The overall effect of the foregoing provisions may be to deter a future tender offer. Shareholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of our Common Stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock will be Equiniti Trust Company, LLC.
Listing
We intend to apply to have our shares of Common Stock quoted on the Nasdaq Stock Market under the symbol “PARK”.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Bank Financing.   At December 31, 2023, we had a $23.0 million line of credit. The line bears interest at the one-month Secured Overnight Financing Rate (SOFR) rate plus 1.90% and expired in March 2024. On March 27, 2024, we entered into a new credit agreement which amended the agreement and provided a $13.0 million term loan and a $15.0 million line of credit. The amended agreement also provides a company option to increase the term loan by an additional $10.0 million. The line of credit matures in March 2027 and carries an interest rate equal to the one-month SOFR rate plus 2.00%. The term loan matures in March 2029 and carries an interest rate equal to the one-month SOFR rate plus 2.10%.
The agreement requires, among other things, that we comply with a minimum fixed charge coverage ratio and a total cash flow leverage ratio. In addition, the agreement contains standard negative covenants that, among other things, limit our ability to undertake individual business combinations in excess of specified limits; incur and pay certain indebtedness; create, incur, or assume certain liens and negative pledges; sell, lease, convey, transfer or otherwise dispose of certain assets; liquidate or dissolve any of our subsidiaries; make certain loans and investments; make certain dividends and redemptions; and substantially change the nature of our business.
The loans are secured by all of our business assets. Proceeds from the term loan were used to pay off the line of credit. We were in compliance with all covenants specified in the credit agreement at December 31, 2024 and 2023, including the fixed charge coverage and cash flow leverage rations. We believe, based on our current financial forecasts and trends, that we will remain compliant with all covenants for the foreseeable future.
Our obligations under the credit facilities are secured by a first priority lien on substantially all of our tangible and intangible assets and the tangible and intangible assets of our wholly-owned subsidiaries.
Secured Note Financing.   In addition to the aforementioned credit facilities, we have secured notes payable with certain of our current and former shareholders and related parties that total $2.2 million. The principal is due at maturity and interest is due quarterly through October 1, 2037. Interest is equal to the greater of 14% of the principal balance or an amount based on a formula using average dentist compensation or a formula based on total revenue. The effective interest rate for 2024 and 2023 was 28.0% and 28.1%, respectively. The notes are secured by all of our business assets and are subordinated to the bank notes payable and the line of credit. These subordinated notes have significant prepayment restrictions whereby lender approval is required for any prepayment to occur, except for notes representing approximately 25% of the outstanding value may be prepaid by the Company upon the death of the holder.
Deferred Compensation.   Our deferred compensation was $70.4 million at September 30, 2025, and $69.1 million on December 31, 2024, and $67.2 million on December 31, 2023 and primarily consists of a professional employee compensation plan and a non-qualified deferred compensation plan.
Professional Employee Compensation Plans — Our affiliated dental practices have Professional Employee Compensation Plans and executed employment agreements with certain professional employees. These agreements provided for the creation of a deferred compensation balance for eligible employees in the event of separation from service.
These agreements were historically based on a formula that incorporates Earnings Before Interest, Taxes, Depreciation, and Amortization and adjusted gross revenues as defined by each of the eligible employee agreements. In 2023, this plan was amended to cap deferred compensation. There are 85 participants in this plan, with an average balance of approximately $0.5 million per participant. The deferred compensation balance is paid over a period of five years from the date of separation. This deferred compensation value is fixed and non-interest bearing. The maximum amount we will be required to pay under the deferred compensation agreements in each year is capped at 2% of the respective Company’s annual adjusted gross revenue, as defined in the agreement.
Nonqualified Deferred Compensation Plans — The DRO and its affiliated dental practices utilize nonqualified deferred compensation plans that provide participants the opportunity to defer compensation on a pretax basis. Benefit payments to participants are available upon termination of employment, disability, death, unforeseeable emergencies, a change-in-control event, as defined, or qualified planned in-service distributions. The agreement provides eligible participants the option to receive payment in a lump sum distribution or up to five annual installments. Participants are immediately 100% vested in their voluntary deferred compensation contributions. Participants are fully vested in employer credits after five years of service. Participant accounts are credited with deferred compensation contributions and earnings thereon, as defined. At September 30, 2025, December 31, 2024, and 2023, the total deferred compensation liability related to the nonqualified deferred compensation plan was $22.5 million, $20.2 million and $17.5 million, respectively.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to the offering made by this prospectus, there has been no market for our Common Stock, and we cannot assure you that a liquid trading market for our Common Stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our Common Stock, including shares issued upon exercise of options or vesting of restricted stock, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our Common Stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
Upon completion of this offering, we will have outstanding 4,091,636 shares of Common Stock.
All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of the remaining 2,517,284 shares of Common Stock to be outstanding after this offering will be deemed “restricted securities,” as that term is defined under Rule 144, and will be subject to the 180-day lock-up period, which may be extended in specified circumstances described below.
Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below. Upon expiration of the lock-up agreements, approximately 4,308,964 shares of Common Stock will be available for sale pursuant to Rule 144 and 701 excluding any shares held by affiliates.
Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Common Stock or the average weekly trading volume of our Common Stock reported on all national securities exchanges during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.
Lock-Up Agreements
We, our directors and officers and our existing shareholders have agreed with the underwriters that, without the prior written consent of Northland Securities, we and they will not, subject to certain exceptions, during the period ending 180 days, after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

Northland Securities does not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the Common Stock, the liquidity of the trading market for the Common Stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.
The 180-day restricted period described above will be extended if:
•
during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•
prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

in which case, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Equity Plans
Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock issued or issuable under our Equity Incentive Plans.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK
The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our Common Stock by non-U.S. holders (as defined below) who purchase our Common Stock in this offering and hold such Common Stock as capital assets (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, U.S. expatriates, or persons who have acquired our Common Stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal alternative minimum tax consequences relating to the ownership and disposition of our Common Stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our Common Stock, as well as the applicability and effect of any state, local or foreign tax laws.
As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our Common Stock that for U.S. federal income tax purposes is not:
(i)
an individual who is a citizen or resident of the United States;

(ii)
a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(iii)
an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv)
a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

An individual may be treated as a resident of the United States, among other ways, if present in the United States on at least 31 days in a calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).
If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Stock, we urge you to consult your own tax advisor.
Dividends
See “Dividend Policy”. Dividends paid by us to a non-U.S. holder, to the extent treated as dividends for U.S. federal income tax purposes, generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN (or successor form) certifying its entitlement to the benefit of such treaty, or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides us with an IRS Form W-8ECI (or successor form). In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.
Sale, Exchange or Other Disposition
Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our Common Stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Common Stock and either (a) our Common Stock has ceased to be traded on an “established securities market” prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our Common Stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.
Federal Estate Tax
Common Stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
Information reporting and backup withholding (at the then applicable rate) may apply to certain payments made to a non-U.S. holder on or with respect to our Common Stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS and other applicable requirements are satisfied.
New Legislation Regarding Withholding
Legislation was recently enacted into law that will materially change the requirements for obtaining an exemption from U.S. withholding tax and impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. In general, and depending on the specific facts and circumstances, the failure to comply with certain certification, information reporting and other specified requirements will result in a 30% withholding tax being imposed on “withholdable payments” to such institutions and entities, including payments of dividends and proceeds from the sale of our Common Stock. Prospective investors should consult their tax advisers regarding this legislation and the potential implications of this legislation on their investment in our Common Stock.

UNDERWRITING
The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of securities listed opposite its name below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. Northland Securities is the representative (the “representative”) of the underwriters for the offering.
Underwriter	Number of Shares of Common Stock
Northland Securities, Inc.
Craig-Hallum Capital Group LLC
Total	1,535,000
The underwriters have advised us that they propose to offer the shares to the public at a price of $13.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $      per share. After the offering, these figures may be changed by the underwriters.
The shares of Common Stock sold in this offering are expected to be ready for delivery against payment in immediately available funds on or about            , 2025 subject to customary closing conditions. The underwriters may reject all or part of any order.
We have granted to the underwriters an option to purchase up to 230,250 additional shares of Common Stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which is exercised the option.
Commissions and Discounts
The table below summarizes the underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $400,000 of the fees and expenses of the underwriters, which may include the fees and expenses of counsel to the underwriters.
Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.
	Per Share	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us(1)	$	$ million	$ million

(1)
This amount excludes the value of the underwriter’s warrant.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be $1.9 million. This includes $400,000 of fees and expenses of the underwriters. These expenses are payable by us.
Underwriter’s Warrants
We have agreed to, upon the closing of this offering, including upon the closing of any offering of shares of Common Stock sold to cover over allotments, issue a warrant to the representative or the representative’s designee(s) to purchase a number of shares of Common Stock equal to 6% of the total number of shares of Common Stock sold in this offering. The underwriter’s warrants will be exercisable at 120% of the initial public offering price to the public and may be exercised on a cashless basis. The underwriter’s warrants are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing with the effective date of the registration statement related to this offering. The warrants and the shares underlying such warrants have been registered pursuant to this registration statement, so no further registration rights have been provided to the representative.
The underwriter’s warrants and the shares of Common Stock underlying the underwriter’s warrants will be deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the underwriter’s warrants or the securities underlying the underwriter’s warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the underwriter’s warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the underwriter’s warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any representative and selected dealer participating in this offering and their bona fide officers or partners. The underwriter’s warrants will provide for adjustment in the number and price of the underwriter’s warrants and the shares of Common Stock underlying such underwriter’s warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.
Right of First Refusal
Until one year from the expiration of the term of our engagement letter with the representative, the representative shall have an irrevocable right of first refusal to act as bookrunner in any public offering by us or our shareholders. If we terminate the engagement of the underwriter for cause, in compliance with FINRA Rule 5110(g)(5)(B), then no such right of first refusal will be granted to the representative.
Indemnification
We also have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Lock-Up Agreements
We, each of our directors and officers and certain of our shareholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days after the date of this prospectus. The lock-up agreements that our directors, officers and certain of our shareholders have entered into and our lock-up pursuant to the underwriting agreement provide limited exceptions and their restrictions may be waived at any time by the representative.
Determination of Offering Price
The underwriters have advised us that they propose to offer the shares directly to the public at the estimated initial public offering price range set forth on the cover page of this preliminary prospectus. That price range and the initial public offering price are subject to change as a result of market conditions and other factors. Prior to this offering, no public market exists for our Common Stock. The initial public offering price of the shares was determined by negotiation between us and the underwriter. The principal factors considered in determining the initial public offering price of the shares included:
•
the information in this prospectus and otherwise available to the underwriter, including our financial information;

•
the history and the prospects for the industry in which we compete;

•
the ability and experience of our management;

•
the prospects for our future earnings;

•
the present state of our development and our current financial condition;

•
the general condition of the economy and the securities markets in the United States at the time of this initial public offering;

•
the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•
other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which the shares of Common Stock will trade in the public market following this offering or that an active trading market for the shares of Common Stock will develop or continue after this offering.
Price Stabilization, Short Positions and Penalty Bids
To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Common Stock during and after the offering. Specifically, the underwriters may create a short position in our Common Stock for its own accounts by selling more shares of Common Stock than we have sold to the underwriters. The underwriters may close out any short position by purchasing shares in the open market.
In addition, the underwriters may stabilize or maintain the price of our Common Stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our Common Stock to the extent that it discourages resales of our Common Stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.
In connection with this offering, the underwriter and selling group members may also engage in passive market making transactions in our Common Stock on Nasdaq. Passive market making consists of displaying bids on Nasdaq limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Shares
The underwriters or syndicate members may facilitate the marketing of this offering online directly or through one of their respective affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.
Other Relationships
The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have in the past, and may in the future, receive customary fees and commissions for these transactions.
In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.
Directed Share Program
At our request, the underwriters have reserved in aggregate up to 10% of our shares of common stock offered by this prospectus for sale, at the initial public offering price, to Participants in the Directed Share Program, including our directors, executive officers, employees, employees of the affiliated practices, and others to the extent permitted under applicable laws and regulations in the United States and in various countries. On September 3, 2025 following the public filing of the registration statement for this offering with the Securities and Exchange Commission, prospective Participants were notified of the administrative procedures, such as procedures to open an account with the underwriters, to be offered an opportunity to participate in the Directed Share Program. An invitation to participate in the Directed Share Program does not guarantee that the Participant will receive an allocation of shares, as noted below. Accordingly, we cannot provide any assurance that any director, officer, employee, or other Participant will receive an invitation or an allocation in the Directed Share Program.
Under the Directed Share Program, Participants will have the option to acquire an aggregate of up to 10% of the total shares offered in the offering at the same price as any other investor who purchases shares in the offering. Participants will be able to elect to participate in the Directed Share Program via completing a Northland Securities account creation form, signing a certification, and indicating a preliminary dollar amount they intend to invest in the Directed Share Program. We currently anticipate that each Participant must invest a minimum of $10,000, and maximum investments under the Program are expected to be $100,000 for our directors and officers and $200,000 for all other Participants.
We anticipate that allocation priority for the Directed Share Program will be structured into three tiers: (i) our affiliated dentists; (ii) our directors, officers, and other employees; and (iii) all other Participants. Participants in Tier II will only receive an allocation if Tier I Participants do not purchase their full allocation, and Tier III Participants will only receive an allocation if Participants in Tier I and Tier II do not purchase their full allocation. At the time of the offering, Northland Securities will review participant interest level and determine final allocations, including pro rata allocation within priority tiers. Certain of our directors and officers have indicated interest in purchasing shares under the Directed Share Program, and each director or officer who purchases shares under the Directed Share Program, if any, will be subject to the maximum investment limitations and other terms and conditions of the Directed Share Program that are generally applicable to all Participants. All shares acquired by our existing shareholders, directors, or officers pursuant to the Directed Share Program will be subject to a 180-day lockup agreement.
The number of shares of common stock available for sale to the general public will be reduced by the number of shares purchased under the Directed Share Program. Any reserved shares under the Directed Share Program that are not purchased by Participants will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus, and the underwriters will receive the same underwriting discount on any shares purchased pursuant to the Directed Share Program as they will on any other shares sold to the public in this offering. Northland Securities, an underwriter in this offering, will administer the Program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares of common stock reserved for the Directed Share Program.
Listing
We intend to list our shares of Common Stock for trading on The Nasdaq Capital Market under the symbol “PARK”. There can be no assurance that we will be successful in listing our Common Stock offered hereby on The Nasdaq Capital Market.

Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Equiniti Trust Company LLC.
Selling Restrictions
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Common Stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Common Stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Common Stock to be offered so as to enable an investor to decide to purchase any shares of our Common Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
The underwriters have represented and agreed that:
•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
•
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Common Stock in, from or otherwise involving the United Kingdom.

Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.
This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
Winthrop & Weinstine, P.A., will pass upon the validity of the shares of Common Stock offered hereby. Faegre Drinker Biddle & Reath LLP, will pass upon legal matters relating to this offering for the underwriters.
EXPERTS
The financial statements of Park Dental Partners, Inc. as of December 31, 2024 and 2023, and for each of the two years ended December 31, 2024, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We filed a registration statement on Form S-1 with the Commission with respect to the registration of the Common Stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the Common Stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (651) 663-0500 or by mail to: Park Dental Partners, Inc., 2200 County Road C West, Suite 2210, Roseville, Minnesota 55113, Attention: Christopher J. Bernander; http://www.parkdentalpartners.com.
Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Financial Statements for the Nine month period ended September 30, 2024
Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands, except share and per share amounts)
	At September 30, 2025	At December 31, 2024
ASSETS
CURRENT ASSETS:
Cash	$8,376	$2,672
Accounts receivable – net of allowance	6,691	7,401
Dental supplies	1,044	887
Income tax receivable	1,859	228
Prepaid and other current assets	1,456	1,391
Total current assets	19,426	12,579
OTHER ASSETS:
Property and equipment – net	29,907	30,063
Cash surrender value of life insurance	18,924	16,046
Intangible assets – net	10,659	11,068
Goodwill	17,071	16,559
Deferred income taxes	18,158	18,158
Lease right of use asset	42,266	44,396
Total other assets	136,985	136,290
TOTAL ASSETS	$156,411	$148,869
LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Accounts payable and other accrued liabilities	$6,166	$4,663
Payroll, benefits and short term deferred compensation	17,546	13,930
Accrued taxes	2,423	1,981
Current debt	1,900	1,915
Current portion of lease liability	6,408	6,310
Deferred Revenue and other current liabilities	2,686	2,404
Total current liabilities	37,129	31,203
LONG TERM LIABILITIES:
Lease liability	39,686	41,954
Deferred compensation	68,204	67,554
Long term debt	10,559	11,979
Other long-term liabilities	449	478
Total long-term liabilities	118,898	121,965
Total liabilities	$156,027	$153,168
Commitments and contingencies (Note 13)
SHAREHOLDERS’ DEFICIT:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 1,717,541 and 1,796,399 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	$1	$1
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	1,463	1,521
Treasury stock	(737)	(91)
Accumulated shareholders’ deficit	(343)	(5,730)
Total shareholders’ equity (deficit)	384	(4,299)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$156,411	$148,869
See accompanying notes to condensed consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(in thousands, except share and per share amounts)
	Nine Months Ended September,
	2025	2024
REVENUE	$183,286	$172,871
COST OF SERVICES
Salaries and benefits	110,518	104,753
Dental supplies and Laboratory fees	12,834	12,991
Office occupancy	12,133	11,619
Other practice expenses	10,741	10,108
Depreciation	5,861	5,428
TOTAL COST OF SERVICES	152,087	144,899
GROSS MARGIN	31,199	27,972
General and administrative expenses	21,573	19,402
Depreciation and amortization	1,141	1,155
OPERATING INCOME	8,485	7,415
INTEREST EXPENSE	(930)	(1,089)
INCOME BEFORE TAX	7,555	6,326
PROVISION FOR INCOME TAX	2,168	1,720
NET INCOME	$5,387	$4,606
Earnings per share attributable to common shareholders:
Basic	$3.06	$2.54
Diluted	$3.06	$2.54
Basic weighted-average number of common shares outstanding	1,761,510	1,809,823
Diluted weighted-average number of common shares outstanding	1,761,510	1,809,823
See accompanying notes to condensed consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’
EQUITY (DEFICIT) FOR THE NINE MONTHS ENDED September 30, 2025 and 2024
(unaudited)
(in thousands)	PDPI Common Stock	Treasury Stock	Accumulated Shareholders’ (Deficit)	Additional Paid-in Capital	Total Shareholders’ Equity / (Deficit)
Balances – December 31, 2024	$1	$(91)	$(5,730)	$1,521	$(4,299)
Share repurchase	—	(646)	—	(58)	(704)
Net Income	—	—	5,387	—	5,387
Balances – September 30, 2025	$1	$(737)	$(343)	$1,463	$384
(in thousands)	PDPI Common Stock	Treasury Stock	Accumulated Shareholders’ (Deficit)	Additional Paid-in Capital	Total Shareholders’ (Deficit)
Balances – December 31, 2023	$1	$—	$(3,351)	$1,055	$(2,295)
Stock based compensation	—	—	—	529	$529
Share repurchase	—	(91)	—	(63)	(154)
Dividends	—	—	(3,236)	—	(3,236)
Net Income	—	—	4,606	—	4,606
Balances – September 30, 2024	$1	$(91)	$(1,981)	$1,521	$(550)
See accompanying notes to condensed consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands)
	For the Nine Months Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,387	$4,606
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7,002	6,583
Change in cash surrender value of life insurance	(1,589)	(1,650)
Loss on disposal of property and equipment	63	90
Noncash lease expense	(39)	39
Stock based compensation	—	529
Changes in operating assets and liabilities:
Accounts receivable	710	(1,189)
Income tax receivable	(1,631)	—
Prepaid expenses and other current assets	(211)	(420)
Accounts payable and other accrued liabilities	1,734	93
Payroll, benefits and deferred compensation	4,266	3,006
Accrued taxes	442	665
Deferred revenue and other liabilities	651	9
Net cash flows from operating activities	16,785	12,361
NET CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment	$(6,005)	$(4,138)
Life insurance premiums paid	(1,287)	(335)
Payments for purchases of dental practices	(804)	(910)
Net cash flows used in investing activities	(8,096)	(5,383)
CASH FLOWS FROM FINANCING ACTIVITIES:
Gross borrowings on line of credit	$14,903	$58,738
Gross repayments on line of credit	(14,903)	(69,015)
Dental practice purchase installment payments	(568)	(765)
Net change in checks issued in excess of cash balances	(243)	(1,645)
Proceeds from term loan	—	13,000
Payments of long-term debt	(1,436)	(1,008)
Payments of capital lease obligation	(34)	(31)
Cash paid for share repurchase	(704)	(154)
Dividends paid	—	(3,236)
Net cash flows used in financing activities	(2,985)	(4,116)
NET CHANGE IN CASH	5,704	2,862
CASH – Beginning of year	2,672	558
CASH – End of period	$8,376	$3,420
SUPPLEMENTAL CASH FLOW INFORMATION – Cash paid during the year for:
Interest	$980	$1,025
Income taxes	$3,486	$1,232
See accompanying notes to condensed consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Amounts in Thousands)
1.
NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — We are a dental resource organization that provides administrative and other business support services to affiliated general and multi-specialty dental practices. We currently have exclusive long-term agreements with the following affiliated dental practices — PDG, P.A., Dental Specialists of Minnesota, PLLC and Orthodontic Specialists of Minnesota, PLLC, (together “affiliated dental practices”). We currently support over 200 dentists across 84 practice locations. As a result of our exclusive, long-term agreements with our affiliated dental practices, our condensed consolidated financial results include the consolidated results of the affiliated dental practices, in which we do not hold an equity interest. References to “we”, “us”, and “our” refer to Park Dental Partners, Inc. (“PDPI”) and our affiliated general and multi-specialty dental practices PDG, P.A. (“PDG”), Dental Specialists of Minnesota, PLLC (“TDS”), and Orthodontic Specialists of Minnesota, PLLC (“OSM”). PDG, TDS, and OSM provide general and specialty dental care services to patients throughout the Minneapolis/St. Paul metropolitan area; Rochester, Minnesota; Duluth, Minnesota; Sartell, Minnesota; and western Wisconsin.
Basis of presentation — The accompanying condensed consolidated balance sheet as of September 30, 2025, the condensed consolidated statements of operations, the condensed consolidated statements of stockholders’ equity (deficit), and the condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2025 and the results of its operations and cash flows for the nine months ended September 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2025 and 2024 are also unaudited. The results for the nine month periods ended September 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.
The accompanying condensed consolidated balance sheet as of December 31, 2024 has been derived from the Company’s audited consolidated financial statements for the year ended December 31, 2024. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2024.
Segment Reporting — We manage our operations on a company-wide basis, rather than at a product or business unit level, thereby making determinations as to the allocation of resources as one operating and reportable segment. Our segment derives revenues by providing general and specialty dental care services to patients. All financial information provided in the consolidated financial statements pertains to this single operating segment. All Company assets are located in the United States.
Our Chief Executive Officer and Chairman is the chief operating decision-maker (“CODM”). The CODM uses financial information at the consolidated level, including net income, gross margin, and Adjusted Earnings Before Interest Tax, Depreciation and Amortization (EBITDA), to assess performance and make key operating decisions, including approving annual operating plans, expanding into new markets, or pursuing business acquisitions. Net income and Adjusted EBITDA are used to monitor budget versus actual results, as well as trends versus historical performance, which are the CODM’s primary considerations to assess performance. There are no segment managers who are held accountable by the CODM, for operating results at levels or components below the consolidated unit level. The measure of segment assets is reported on the balance sheet as total consolidated assets. Our CODM does not review segment assets at a different asset level. Only the CODM has overall responsibility and accountability for the profitability and cash flows of the Company.

Expense Items
Significant segment level expense information provided to the CODM is consistent with our condensed consolidated statements of operations, as supplemented by the specified expense items provided to the CODM and disclosed in the table below:
	For the Nine Months Ended September 30,
	2025	2024
	(in thousands)
Salaries and Benefits
Doctor Compensation and Benefits	$49,375	$46,218
Clinical Team Member Salaries & Benefits	61,143	58,536
Total Salaries & Benefits	$110,518	$104,754
Other Practice Expenses
MN Care Tax	$3,278	$3,078
Other expenses of practices(1)	7,463	7,030
Total – Other Operating expense	$10,741	$10,108

(1)
Other expenses of practices includes software and subscription costs, repairs and maintenance costs, recruiting, travel and entertainment, insurance, and other operating costs.

Other Current Liabilities and Other Long-Term Liabilities — Other current liabilities and other long-term liabilities include insurance and patient refunds, finance lease obligations, deferred rent, and practice acquisition installment notes. Practice acquisition installment notes are generally payable between 12 – 48 months after the date of the acquisition. The total liability of outstanding practice acquisition installment notes as of September 30, 2025 and December 31, 2024, included within the condensed consolidated balance sheet was $851 and $1,141, respectively, of which, the current portion was $531 and $668, respectively, and is included within other current liabilities. The following table provides details of the Company’s liability for outstanding practice acquisition installment notes:
	As of September 30, 2025	As of December 31, 2024
	(in thousands)
Practice acquisition installment notes – beginning balance	$1,141	$1,669
Additions related to acquisitions	204	390
Forfeiture / (Adjustment)	74	(74)
Payments advanced to seller	(568)	(844)
Practice acquisition installment notes – ending balance	$851	$1,141
Recently Adopted Accounting Pronouncement — The Company has not adopted any new accounting standards in the nine month period ended September 30, 2025
Recently Issued Accounting Pronouncements — In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on either a prospective or retrospective basis, with early adoption permitted. We are currently evaluating the impact of ASU 2023-09 on our consolidated financial statements and related disclosures. We do not believe the adoption of ASU 2023-09 will have a material impact on the consolidated financial statements and disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU

2024-03”), which requires the disaggregation, in the notes to the financial statements, of certain cost and expense captions presented on the face of the Company’s Statement of Operations, to provide enhanced transparency to investors. The update may be applied either prospectively or retrospectively. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact ASU 2024-03 will have on our disclosures.
2.
ACQUISITIONS

During the nine months ended September 30, 2025, PDPI and affiliated dental practices acquired one general dental practice. The final purchase consideration for the practices was $1,006, of which $804 was settled in cash and $202 in practice acquisition installment notes. In the nine months ended September 30, 2024, our affiliated dental practices acquired one general dental practice. The final purchase consideration for the practices was $700, of which $490 was settled in cash and $210 in practice acquisition installment notes. Practice acquisition installment notes are generally payable between 12 and 48 months after the date of acquisition.
The results of operations and financial condition of acquired entities have been included in our condensed consolidated results as of the date of acquisition. For the nine months ended September 30, 2025, and 2024, the acquired entities’ impact on revenues and net earnings was not material. Unaudited pro forma revenues and net earnings for the nine months ended September 30, 2025, and 2024, as if the business combinations had occurred on the first of the year, were immaterial for the periods.
Goodwill arising from the acquisitions consists largely of the synergies and economies of scale expected from increased revenue and cost reductions. We anticipate that acquired goodwill will be deductible for tax purposes.
Acquisition completed in the nine months ended September 30, 2025:
September 30, 2025
(in thousands)
Purchase price allocation
Dental supplies	$10
Property and equipment	61
Right of use lease asset	68
Patient lists	434
Goodwill	512
Right of use lease liability	(68)
Liabilities assumed	(11)
Assets acquired and liabilities assumed	$1,006
Total purchase price	$1,006
September 30, 2025
(in thousands)
Consideration
Issuance of practice acquisition installment notes	$202
Cash paid in business combinations	804
$1,006

Acquisition completed in the nine months ended September 30, 2024:
September 30, 2024
(in thousands)
Purchase price allocation
Dental supplies	$10
Property and equipment	160
Right of use lease asset	19
Patient lists	488
Goodwill	42
Right of use lease liability	(19)
Assets acquired and liabilities assumed	$700
Total purchase price	$700
September 30, 2024
(in thousands)
Consideration
Issuance of amounts due to sellers – acquisitions	$210
Cash paid in business combinations	490
$700

3.
REVENUE

Disaggregated Revenue Information:   We view the following disaggregated disclosures as useful to understanding the composition of revenue:
	For the Nine Months Ended September 30,
	2025	2024
	(in thousands)
General dentistry	$134,304	$128,712
Multi-Specialty dentistry	48,982	44,159
Revenue	$183,286	$172,871

4.
CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject us to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.
Accounts receivable consist of amounts due from patients, their insurers, or governmental agencies for health care provided to the patients. The majority of patients are from Minneapolis/St. Paul, Rochester, Sartell, and Duluth, Minnesota, and western Wisconsin, and the surrounding areas.
The mix of receivables from patients and third-party payors are as follows:
	As of September 30, 2025	As of December 31, 2024
	(in thousands)
Patients	32%	31%
Third-party payors	68%	69%
Totals	100%	100%

One third-party payor and their affiliated entities accounted for 30% and 32% of our condensed consolidated net revenue for the nine months ended September 30, 2025, and 2024.
Accounts receivable from one third-party payor and their affiliated entities accounted for 27% and 29% of total accounts receivable at September 30, 2025, and December 31, 2024, respectively.
We maintain a depository relationship with one primary financial institution. Operating cash requirements frequently require that amounts on deposit exceed Federal Deposit Insurance Corporation limits. We believe this financial institution has a strong credit rating and that credit risk related to these deposits is minimal. As of September 30, 2025, and December 31, 2024, cash deposits in excess of the federally insured amounts were $8,074 and $2,356, respectively.
5.
PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:
	As of September 30, 2025	As of December 31, 2024
	(in thousands)
Land	$46	$46
Buildings	140	140
Computer equipment	17,364	16,877
Furniture and fixtures, and signage	7,533	7,379
Dental equipment	48,949	46,053
Leasehold improvements	44,706	42,263
Total property and equipment	118,738	112,758
Less accumulated depreciation	88,831	82,695
Property and equipment – net	$29,907	$30,063
Depreciation expense in the condensed consolidated statement of operations was $6,160 and $5,764 for the nine months ended September 30, 2025, and 2024. All assets of the Company are located in the United States of America.
6.
GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying value of Goodwill consisted of the following:
(in thousands)	Balance – beginning December 31, 2024	Goodwill acquired	Balance – as of September 30, 2025
Goodwill	$16,559	512	$17,071
Changes in carrying value of Intangible assets consist of the following:
	September 30, 2025			December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:
Trademarks	$1,950	$1,950	$—	$1,950	$1,950	$—
Patient lists	17,091	6,432	10,659	16,658	5,590	11,068
Total intangible assets	$19,041	$8,382	$10,659	$18,608	$7,540	$11,068
Trademark and patient list amortization expense were $842 and $819 for the nine months ended September 30, 2025 and 2024, respectively.

Amortization expense on amortizable intangible assets for each of the next five years and thereafter is as follows (in thousands):
Remaining 2025	$285
2026	1,140
2027	1,139
2028	1,139
2029	998
Thereafter	5,958
Total	$10,659

7.
INCOME TAXES

Our interim tax provision is determined using an estimate of the annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. Each quarter, we update an estimate of the annual effective tax rate, and if the estimated tax rate changes, we make a cumulative adjustment.
The Income tax expense was $2.2 million in the nine months ended September 30, 2025, compared to income tax expense of $1.7 million in the nine months ended September 30, 2024.
Our year-to-date effective tax rate was 28.7% for the nine months ended September 30, 2025, compared to 27.2%, for the nine months ended September 30, 2024, respectively. The increase in the 2025 effective tax rate for the nine months ended September 30, 2025 was primarily driven by an increase in estimated non- deductible restructuring costs.
8.
LINE OF CREDIT

At September 30, 2025, we had a $15,000 available line of credit with a bank bearing interest at the one-month SOFR plus 2.00%. Our credit agreement with the bank provides for a $13,000 term loan and $15,000 line of credit with the right to request an additional $10,000. The line of credit matures in March 2027.
Activity on the line of credit for the first nine months of 2025 included advances and repayments of $14,903. Activity on the line of credit for fiscal 2024 included advances of $63,239 and repayments of $73,515. No amounts were outstanding on the line of credit at September 30, 2025 and December 31, 2024.
The term loan matures in March 2029 and carries an interest rate equal to the one-month SOFR plus 2.10%. The agreement requires, among other things, that we comply with a minimum fixed charge coverage ratio, a total cash flow leverage ratio, and restriction on individual business combinations in excess of specified limits, as defined in the agreement. The loans are secured by all business assets of the Company and the affiliated dental practices. We were in compliance with all debt covenants as of September 30, 2025 and December 31, 2024.

9.
LONG-TERM DEBT

Long-term debt consisted of the following:
	As of September 30, 2025	As of December 31, 2024
	(in thousands)
Bank note payable, principal due in monthly installments of $155. The term loan matures in March 2029 and carries an interest rate equal to the one-month SOFR plus 2.10%	$10,215	$11,607
Subordinated notes payable, principal due at maturity and interest due quarterly through October 1, 2037. The effective interest rate was 25.7% for the first nine months of 2025 and 28% for 2024	2,165	2,165
Notes payable to former dentist shareholders for the redemption of shares	79	122
Totals	12,459	13,894
Less – current maturities	1,900	1,915
Long-term portion	$10,559	$11,979
Scheduled principal payments on long-term debt at September 30, 2025, are summarized as follows (in thousands):
As of September 30, 2025
(in thousands)
Remaining 2025	$480
2026	1,895
2027	1,884
2028	1,857
2029	4,178
Thereafter	2,165
Total	$12,459

10.
DEFERRED COMPENSATION

Park Dental Partners, Inc. and its affiliated dental practices have four deferred compensation plans. Only the Nonqualified Deferred Compensation Plan is still active, while balances in all other plans have been closed to new participation.
•
Active Deferred Compensation Plans:

Nonqualified Deferred Compensation Plan — We have adopted a nonqualified deferred compensation plan that provides for participant to defer compensation on a pretax basis. In addition, we may make discretionary credits to the compensation account of an active participant at any time. Participants are immediately 100% vested in their voluntary contributions, and are fully vested in employer credits after two years of service.
Benefit payments to participants are available upon termination of employment, disability, death, unforeseeable emergencies, a change-in-control event, or through a qualified in-service distribution, and have the option to receive payment in a lump sum distribution or up to five annual installments.
At September 30, 2025, the total deferred compensation liability related to the non-qualified plan was $22,467, of which $21,804 was presented as Deferred compensation and $663 as Payroll, benefits and short term deferred compensation. At December 31, 2024, the total deferred compensation liability related to the non-qualified plan was $20,177, of which $19,788 was presented as Deferred compensation and $389 as Payroll, benefits and short term deferred compensation.

•
Deferred Compensation Plans — Other:

We have several deferred compensation plans which have been closed to new participants and service crediting which are described collectively as Deferred Compensation Plans — Other.
Professional Employee Compensation Plan (the ‘PEC Plan’) — The PEC Plan provided for a deferred compensation benefit to certain employees of affiliated dental practices in the event of separation from service. The PEC Plan was closed to new participants on September 30, 2023. The PEC Plan was frozen as of December 31, 2022, and no expense was recognized for this plan since that date. The deferred compensation balance is paid over a period of five years from the date of separation. The maximum amount we will be required to pay under the PEC Plan in each year is capped at 2% of our annual adjusted gross revenue, as defined in the agreement.
Equity Accumulation Plan (the ‘Accumulation Plan’) — The Accumulation Plan provided for benefit payments to participants after termination of employment because of death, permanent disability or attainment of age 65. Alternatively, the value of the participant’s vested account is paid following termination of employment at or after age 55 with 20 years of service. The Accumulation Plan was closed to new participants and service crediting or earnings on March 1, 2008. We do not anticipate any future compensation expense under the Accumulation Plan.
Phantom Equity Plan (‘Phantom Plan’) — The Phantom Plan provided certain clinical and nonclinical leaders with phantom equity awards. The plan provides for participants to receive benefits upon termination of employment, disability, death, a change-in-control event, as defined, or via a qualified in-service distribution election. The plan provides for annual installment payments over five years after separation of service, or upon in-service distribution election. The Phantom Plan was closed to new participants and service crediting or earnings in 2022. The sole remaining participant is fully vested. There was no deferred compensation expense under the Phantom Plan since closing to service credits were frozen.
Obligations to former employees of affiliated dental groups were $3,600 at September 30, 2025, and $3,399 at December 31, 2024. The short-term portion has been included in Payroll, benefits and short term deferred compensation on the condensed consolidated balance sheet.
The balance of Deferred compensation includes the professional employee compensation plan, equity accumulation plan, phantom equity plan, and amounts due to former shareholders of $46,680 at September 30, 2025, and $46,766 at December 31, 2024. Payments made under the deferred compensation plan were $2,004 and $1,326, for the nine months ended September 30, 2025, and 2024.
The following table summarizes the composition of our Deferred Compensation Plans — Other:
	Deferred Compensation – Other As of September 30, 2025				Deferred Compensation – Other As of December 31, 2024
(in thousands)	Professional Employee Compensation Plans	Equity Accumulation Plan	Phantom Equity	Total Deferred Compensation – Other Plans	Professional Employee Compensation Plans	Equity Accumulation Plan	Phantom Equity	Total Deferred Compensation – Other Plans
Deferred compensation	$43,779	$1,218	$1,403	$46,400	$44,760	$1,351	$1,655	$47,766
Payroll, benefits and short term deferred compensation	1,148	89	254	1,491	857	52	207	1,116
Total Liability	$44,927	$1,307	$1,657	$47,891	$45,617	$1,403	$1,862	$48,882
11.
SHAREHOLDERS’ DEFICIT

Park Dental Partners, Inc. shares are comprised of 100 million Common shares, and 5 million preferred shares. All stock has a par value of $0.0001 per share. As of September 30, 2025 only Common shares are outstanding. Each holder of common stock is entitled to one vote for each share of Common stock held.

During August 2025, the shareholders of Park Dental Partners, Inc. approved the conversion of all outstanding shares of our Class A-1, Class A-2 and Class A-3 to new Common Stock on a 1:1 basis. The conversion had no impact on the number of outstanding shares or number of weighted average basic or diluted shares outstanding. Dividends totaling $3,236 were paid in the nine months ended September 30, 2024.
The following table summarizes Common shares outstanding:
	Outstanding Shares
	As of September 30, 2025	As of December 31, 2024
Total Common unrestricted shares	1,717,541	1,796,400
Restricted Stock (“RSs”) — Restricted Park Dental Partners, Inc. shares vest 25% upon the closing of an initial public offering of our common stock and continue to vest at the rate of 6.25% on each subsequent calendar quarter for the following 12 quarters. In the event of a change in control, the restricted shares shall be vested immediately upon the date of the change in control. An initial public offering was not deemed probable in the nine month period ended September 30, 2025 and 2024, and accordingly, no compensation cost was recognized.
The following table summarizes RS activity:
	Restricted Stock
	Number of RSs	Weighted Average Grant Date Fair Value Per Share
	(in thousands)
Unvested RSs at December 31, 2024	3,554	$6.81
RSs granted	15	$10.46
RSs vested	—	—
RSs canceled	(212)	$6.81
Unvested RSs at September 30, 2025	3,356	$6.83
Unrecognized compensation expense related to outstanding RSs at September 30, 2025 was approximately $22,911 and was approximately $24,203 at December 31, 2024.
In August 2025, the Compensation Committee approved a plan to grant 131,368 restricted shares to certain associate dentists at a future date coinciding with an initial public offering. The approval to grant these restricted shares was made for retention purposes. As the grant has not yet occurred such restricted shares are not outstanding and no fair value has been established.
Unrestricted Stock Grant — During the nine month ended September 30, 2024 we issued 77,688 fully vested unrestricted common stock shares, and recognized $529 stock based compensation expense. No further unrestricted stock grants have been made through September 30, 2025.
Employee Share Purchase Plan — During the nine months ended September 30, 2025 PDPI adopted the 2025 Employee Stock Purchase Plan (ESPP). The ESPP will permit participants to purchase common shares through payroll deductions of any non fractional percentage rate from 1% to 15% of their eligible compensation, which includes a participant’s gross base compensation for services, performance pay, and any other cash compensation. Under the plan, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first trading day of the offering period). The Plan will include both a qualified and non-qualified component, and will reserve for not more than 250,000 shares of common shares to be issued under the terms of the plan.

12.
EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) is calculated based on the weighted average number of shares of common stock outstanding during the applicable period. Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus potentially dilutive shares of common stock outstanding during the applicable period. The following table presents a reconciliation of the share amounts used in the computation of basic and diluted EPS:
	For the Nine months ended September 30,
	2025	2024
	(in thousands except shares and per share amounts)
Net income attributable to PDPI common shareholders’	$5,387	$4,606
Earnings per share attributable to PDPI common shareholders’
Basic	$3.06	$2.54
Diluted	$3.06	$2.54
Weighted-average number of common shares outstanding	1,761,510	1,809,823
Dilutive impact of share based awards	—	—
Weighted-average number of common shares outstanding – diluted	1,761,510	1,809,823
Anti-dilutive restricted stock excluded from diluted earnings per share computation	3,503,952	3,689,245

13.
COMMITMENT AND CONTINGENCIES

Operating Leases
The Company leases all but one of its locations. Excluding renewal options that are not reasonably certain to be exercised, our leases have remaining contractual terms that primarily range from 2 to 14 years. Most of the leases contain renewal options and escalation clauses. Our property leases require payment of real estate taxes, insurance, and common area maintenance, in addition to rent. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.
Lease Cost — Lease cost included in our condensed consolidated statement of operations consisted of the following:
	For the Nine Months Ended September 30,
(in thousands)	2025	2024
Lease Costs	$5,807	$5,570
Lease Costs Included in:
Office occupancy	$5,697	$5,486
General and administrative expenses	110	84
	$5,807	$5,570
Lease cost associated with operating leases and short-term leases (i.e., leases with an initial term of 12 months or less) is recognized on a straight-line basis from the date we take possession of the property through the end of the lease term. Variable lease payments not recognized in the measurement of operating lease liabilities and are expensed as incurred.
Operating Right-of-Use Assets and Lease Liabilities — Operating right-of-use assets and lease liabilities included on our condensed consolidated balance sheet were as follows:

	September 30, 2025	December 31, 2024
	(in thousands)
Lease right-of-use assets – operating leases	$42,266	$44,396
Lease liabilities:
Current operating leases	$6,408	$6,310
Non-current operating leases	39,686	41,954
Total lease liabilities	$46,094	$48,264
Remaining Lease Terms and Discount Rates — ASC 842 requires we recognize right of use assets and lease liabilities for its operating leases. A key component of this is to determine the incremental borrowing rate, which is used to discount future lease payments. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to purchase the underlying asset in a similar economic environment. Since the interest rate implicit in our lease contracts is typically not readily determinable, we reviewed existing debt financing arrangements and the types of leases as well as the lease term and type of collateral to calculate the incremental borrowing rate.
The weighted-average remaining lease terms and discount rates associated with our operating lease liabilities were as follows:
	September 30, 2025	December 31, 2024
Weight-average discount rate-operating leases	3.61%	3.36%
Weight-average remaining lease term-operating leases	9.63 years	10.08 years
Supplemental Cash Flow Information — Supplemental cash flow information associated with our operating leases is as follows:
	For the Nine Months Ended September 30, 2025	For the Year Ended December 31, 2024
	(in thousands)
Non-cash information
Right-of-use assets obtained in exchange for lease liabilities – operating leases	$5,071	$5,552
Right-of-use asset impairment	$(47)	$—
Maturities of Operating Lease Liabilities — The following table summarizes our minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year:
As of September 30, 2025
(in thousands)
Remaining 2025	$2,000
Fiscal 2026	7,914
Fiscal 2027	7,315
Fiscal 2028	6,301
Fiscal 2029	5,067
Thereafter	26,163
Total lease payments	54,760
Less liability accretion	(8,666)
Present value of lease liabilities	$46,094

Legal Contingencies — In the normal course of business, we may be involved in various legal proceedings such as, but not limited to, the following: lawsuits alleging negligence in care or general liability, violation of regulatory bodies’ rules and regulations, or violation of federal and/or state laws.
We and our affiliated dental practices have been named as a defendant in various lawsuits in the normal course of business, primarily for employment liability, malpractice claims and contractual business disputes. At the present time, we do not believe any pending lawsuits will have a material adverse effect on our operating results, cash flows, liquidity or financial position.
On or about August 9, 2024, we advised certain patients that certain information of our affiliated dental practices was the subject of a data breach. As a result of the incident, multiple claims were filed against us in state and federal courts in Minnesota. The claims were dismissed without prejudice and were subsequently refiled as a single, putative class action suit in Minnesota District Court entitled, In re Park Dental Data Breach Litigation, Case No. 27-CV-24-12335, Fourth Judicial District, County of Hennepin, State of Minnesota. On November 13, 2025, the court dismissed a number of the claims, however, the counts based on the theory of negligence, negligence per se, breach of implied contract, violation of Minnesota Health Records Act and declaratory judgment will proceed to discovery. We intend to vigorously defend the matter. A loss contingency related to this incident is reasonably possible but given the litigation is in the very early stages, we cannot reasonably estimate a range of possible loss. We will continue to evaluate information as it becomes known, and it is possible that future results of operations or cash flows for any particular interim or annual period could be materially affected by unfavorable resolutions of this matter.
14.
VARIABLE INTEREST ENTITIES

Our affiliated dental practices employ dentists, contract with payors and deliver dental services to patients throughout the Minneapolis/St. Paul Metropolitan area; Rochester, Minnesota; Duluth, Minnesota; Sartell, Minnesota; and western Wisconsin. Park Dental Partners, Inc. provides a wide range of support services to the affiliated dental practices. Activities include but are not limited to operational support of clinical facilities, marketing, information technology infrastructure, and the sourcing and managing of dental plan contracts.
We evaluated whether we have a variable interest in our affiliated dental practices, whether practices are VIEs, and whether we have a controlling financial interest in them. We concluded that there are variable interests in the affiliated dental practices on the basis of the Administrative Resources Agreements between Park Dental Partners, Inc. and the affiliated dental practice which provides for reimbursement of costs and management fee payable to us in exchange for providing management and administrative services related to the growth of the patient population, development of all necessary policies and operating procedures, including development and implementation of clinical practice guidelines, and quality assurance and utilization management programs. We have concluded that the success or failure of the dental resource organization (DRO) in conducting these support activities will most significantly impact the economic performance of our affiliated dental practices. In addition, our variable interests in these practices provide us with the right to receive benefits that could potentially be significant. We also note there are no assets of the affiliated dental practices that can not be used to settle obligations of the Company, and there are no liabilities of the affiliated dental practices for which creditors do not have recourse to the general credit of Park Dental Partners, Inc. as the primary beneficiary. The single member of each of the respective affiliated dental practices is a shareholder of the Park Dental Partners, Inc. As a result of this analysis, Park Dental Partners, Inc. concluded that it is the primary beneficiary of the affiliated dental practices and therefore consolidates their balance sheets, results of operations and cash flows. We perform a qualitative assessment of VIEs on an ongoing basis to determine if we continue to be the primary beneficiary. The combined assets and liabilities of the affiliated dental practices of PDG, TDS and OSM which are included within the condensed consolidated financial statements of Park Dental Partners, Inc. are as follows:
	At September 30, 2025	At December 31, 2024
	(in thousands)
TOTAL ASSETS	$38,928	$37,581
TOTAL LIABILITIES	$32,208	$29,601

Due to the ownership structure of the affiliated dental practices, whereby a single designated doctor holds one share of the affiliate entity, but has no right to receive any economic benefit, or interest in the profits generated by the affiliated dental practices, we have not assigned any value to the non-controlling interests in the condensed consolidated operations.
15.
RELATED-PARTY TRANSACTIONS

We have lease agreements with entities that are minority owned by certain shareholders, members, and officers of the Company. Total lease liabilities for these properties were $22,025 at September 30, 2025, and $22,799 at December 31, 2024. As described in Note 9 — Long-term debt, we have outstanding subordinated Notes Payable. A portion of these subordinated Notes are due to certain related parties, the principal balance of which is $2,012, due at maturity and interest due quarterly through October 1, 2037.
16.
SUBSEQUENT EVENTS

We have evaluated events occurring subsequent to the date of the condensed consolidated financial statements through November 18, 2025, which is the date the condensed consolidated financial statements were issued.
******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Park Dental Partners, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Park Dental Partners, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
May 21, 2025 (July 28, 2025 as to the effects of the revision discussed in Note 1, and September 3, 2025 as to the effects of the stock conversion described in Note 1)
We have served as the Company’s auditor since 2022.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)
	At December 31, 2024	At December 31, 2023
ASSETS
CURRENT ASSETS:
Cash	$2,672	$558
Accounts receivable – net of allowance	7,401	8,931
Dental supplies	887	1,062
Income taxes receivable	228	258
Prepaid rent	—	637
Prepaid expenses and other current assets	1,391	1,263
Total current assets	12,579	12,709
OTHER ASSETS:
Property and equipment – net	30,063	31,515
Cash surrender value of life insurance	16,045	14,123
Intangible assets – net	11,068	11,607
Goodwill	16,559	16,057
Deferred income taxes	18,158	18,937
Lease right of use asset	44,396	44,277
Other assets	1	1
Total other assets	136,290	136,517
TOTAL ASSETS	$148,869	$149,226
LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Accounts payable and other accrued liabilities	$4,663	$6,229
Accrued payroll and benefits	12,425	11,843
Deferred compensation – short term	1,505	438
Accrued taxes	1,981	1,604
Deferred Revenue	1,432	1,487
Current debt	1,915	10,376
Current portion of lease liability	6,310	6,287
Other current liabilities	972	1,455
Total current liabilities	31,203	39,719
LONG-TERM LIABILITIES:
Lease liability	41,954	42,104
Non Qualified Deferred Compensation Plan	19,788	17,471
Deferred compensation – Other Plans	47,766	49,271
Long-term debt	11,979	2,287
Other long-term liabilities	478	669
Total long-term liabilities	121,965	111,802
Total liabilities	$153,168	$151,521
Commitments and contingencies (Note 12)
SHAREHOLDERS’ DEFICIT:
Common stock, $0.0001 par value, 100,000,000 shares authorized; 1,796,399 and 1,735,979 shares issued and outstanding at December 31, 2024 and 2023, respectively	1	1
Class B Common stock, $0.0001 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	1,521	1,055
Treasury stock	(91)	—
Accumulated shareholders’ deficit	(5,730)	(3,351)
Total shareholders’ deficit	(4,299)	(2,295)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$148,869	$149,226
See accompanying notes to consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
	Years Ended December 31,
	2024	2023
REVENUE	$229,794	$223,509
COST OF SERVICES
Salaries and benefits	140,741	142,273
Dental supplies and Laboratory fees	17,093	17,121
Office occupancy	15,519	15,197
Other practice expenses	13,471	13,285
Depreciation	7,291	6,787
TOTAL COST OF SERVICES	194,115	194,663
GROSS MARGIN	35,679	28,846
General and administrative expenses	25,470	25,061
Depreciation and amortization	1,544	1,508
OPERATING INCOME	8,665	2,277
INTEREST EXPENSE	(1,449)	(1,208)
INCOME BEFORE TAX	7,216	1,069
PROVISION/(BENEFIT) FOR INCOME TAX	2,853	(3,820)
NET INCOME	$4,363	$4,889
Earnings per share attributable to common shareholders:
Basic	$2.42	$2.82
Diluted	$2.42	$2.82
Basic weighted-average number of common shares outstanding	1,806,449	1,735,979
Diluted weighted-average number of common shares outstanding	1,806,449	1,735,979
See accompany notes to consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 and 2023
(in thousands)
	PDPI Common Stock	PDG Common Stock		NMN Stock		Member Units		Treasury Stock	Accumulated Shareholders’ (Deficit)	Additional Paid- in Capital	Total Shareholders’ (Deficit)
		Class A	Class B	Preferred	Common	DSM	OSM
BALANCES – January 1, 2023	$—	$621	$8	$38	$22	$283	$41	$(326)	$(7,863)	$—	(7,176)
Issuance	—	155	3	—	—	96	114	—	—	—	368
Exchange	1	(776)	(11)	(38)	(22)	(379)	(155)	326	(1)	1,055	—
Dividends	—	—	—	—	—	—	—	—	(376)	—	(376)
Net income	—	—	—	—	—	—	—	—	4,889	—	4,889
BALANCES – January 1, 2024	1	—	—	—	—	—	—	—	(3,351)	1,055	(2,295)
Stock based compensation	—	—	—	—	—	—	—	—	—	529	529
Share Repurchase	—	—	—	—	—	—	—	(91)	—	(63)	(154)
Dividends	—	—	—	—	—	—	—	—	(6,742)	—	(6,742)
Net income	—	—	—	—	—	—	—	—	4,363	—	4,363
BALANCES – December 31, 2024	$1	$—	$—	$—	$—	$—	$—	$(91)	$(5,730)	$1,521	$(4,299)
See accompanying notes to consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	For the Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,363	$4,889
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	8,835	8,295
Deferred income taxes	779	(4,844)
Change in cash surrender value of life insurance	(1,315)	(153)
Loss on disposal of property and equipment	89	9
Noncash lease expense	(246)	720
Stock based compensation	529	—
Changes in operating assets and liabilities
Accounts receivable	1,530	(1,442)
Income tax receivable	30	225
Prepaid rent	637	(93)
Prepaid expenses and other current assets	66	(360)
Other assets	—	1,111
Accounts payable and other accrued liabilities	(1,422)	(370)
Accrued payroll and benefits	582	1,410
Deferred compensation	1,878	2,739
Accrued taxes	377	745
Deferred revenue	(54)	(7)
Other long-term liabilities	(189)	181
Net cash flows from operating activities	16,469	13,055
NET CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment	$(6,156)	$(9,228)
Proceeds from sale of property and equipment	1	14
Life insurance premiums paid	(606)	(3,383)
Payments for purchases of dental practices	(910)	(1,455)
Net cash flows used in investing activities	(7,671)	(14,052)
CASH FLOWS FROM FINANCING ACTIVITIES:
Gross borrowings on line of credit	$63,239	$148,607
Gross repayments on line of credit	(73,515)	(147,384)
Dental practice purchase installment payments	(844)	(1,321)
Net change in checks issued in excess of cash balances	(143)	775
Proceeds from term loan	13,000	—
Payments of long-term debt	(1,493)	(157)
Payments of capital lease obligation	(32)	(47)
Issuance of ownership Interest	—	368
Cash paid for Share Repurchase	(154)	—
Dividends paid	(6,742)	(376)
Net cash flows from financing activities	(6,684)	465
NET CHANGE IN CASH	2,114	(532)
CASH – Beginning of year	558	1,090
CASH – End of year	$2,672	$558
SUPPLEMENTAL CASH FLOW INFORMATION – Cash paid during the year for:
Interest	$1,143	$1,245
Income taxes	$1,806	—
See accompanying notes to consolidated financial statements.

PARK DENTAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Amounts in Thousands)
1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Business — We are a dental resource organization that provides administrative and other business support services to affiliated general and multi-specialty dental practices. We currently have exclusive long-term agreements with the following affiliated dental practices — PDG, P.A., Dental Specialists of Minnesota, PLLC and Orthodontic Specialists of Minnesota, PLLC, (together “affiliated dental practices”). We currently support over 200 dentists across 85 practice locations. As a result of our exclusive, long-term agreements with our affiliated dental practices, our consolidated financial results include the consolidated results of the affiliated dental practices, in which we do not hold an equity interest. References to “we”, “us”, and “our” refer to Park Dental Partners, Inc. and our affiliated general and multi-specialty dental practices PDG, P.A. (“PDG”), Dental Specialists of Minnesota, PLLC (“TDS”), and Orthodontic Specialists of Minnesota, PLLC (“OSM”). PDG, TDS, and OSM provide general and specialty dental care services to patients throughout the Minneapolis/St. Paul metropolitan area; Rochester, Minnesota; Duluth, Minnesota; Sartell, Minnesota; and western Wisconsin. PDG Northern Minnesota, PLLC (“NMN”), was a provider of general dental care services in the Duluth, Minnesota area, and was merged into PDG effective September 29, 2023.
In May 2023, shareholders of our affiliated dental practices established a dental resource organization 100% owned by dentists and management, through the creation of Park Dental Partners, Inc. and transitioned to our current operating structure.
Park Dental Partners, Inc. was formed on June 20, 2023. It issued stock: Class A-1, Class A-2, Class A-3 (collectively ‘Class A’) and Class B. Class A common represented 49% of the voting power, and Class B common represented 51% of the voting power. On November 25, 2024, Park Dental Partners, Inc. shareholders voted to eliminate the Class B shares. In August 2025, the shareholders of Park Dental Partners, Inc. approved the conversion of all previously outstanding Class A-1, Class A-2 and Class A-3 shares to new Common Stock on a 1:1 basis. The conversion had no impact on the number of outstanding shares or number of weighted average basic or diluted outstanding shares.
Prior to October 1, 2023, PDG, TDS, and OSM prepared combined financial statements as they were entities under common control by virtue of their common ownership pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 805-50, Business Combinations —  Related Issues. The historical results and financial position of PDG, TDS, and OSM have been presented on a combined basis, after the elimination of all intercompany accounts and transactions.
On October 1, 2023, PDG contributed certain assets and liabilities to Park Dental Partners, Inc. followed by a distribution of Park Dental Partners, Inc. stock to PDG’s shareholders in a transaction structured under IRC Section 355 and 368 (a)(1)(D). TDS and OSM also contributed certain assets and liabilities to Park Dental Partners, Inc. followed by a liquidating distribution to the unit holders in exchange for shares in Park Dental Partners, Inc.
Also on October 1, 2023, we executed 30-year agreements (“Administrative Resource Agreements”) that appoints us as the sole and exclusive provider of administrative and other business services for PDG, TDS, and OSM (the “Restructuring”). These agreements establish a controlling financial interest in PDG, TDS, and OSM and are the basis of the financial statement consolidation. Through this Restructuring, each holder of previously outstanding PDG, TDS, and OSM common stock or ownership units exchanged their ownership interests in the individual entity for an equivalent interest in Park Dental Partners, Inc. common stock.
The Restructuring was accounted for pursuant to ASC 805-50. The Company evaluated the guidance in ASC 805-50 with respect to the transaction between entities under common control and concluded that since all shareholders of PDG, TDS, and OSM have nearly identical ownership percentages and interests before and after the transaction, the Restructuring lacks economic substance and represents a transaction between entities with common ownership and should be accounted for in a manner consistent with common control transaction and did not result in a change in control at the ultimate parent or the controlling shareholder level.
Common control transactions are not accounted for at fair value. Rather, common control transactions are generally accounted for at the carrying amount of the net assets or equity interests transferred.
Principles of Consolidation — We evaluate ownership, contractual and other interests in entities to determine if it has any variable interest in variable interest entities (“VIEs”). These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical information, among other factors. We assess control through means other than voting rights, i.e., a variable interest, and determines which business entity is the primary beneficiary of the VIE. The Company consolidates VIEs when it is determined that the Company is the primary beneficiary of the VIE. We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with a VIE will cause the consolidation conclusion to change.
Use of Estimates in Preparation of Consolidated Financial Statements — The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include the determination of contractual allowances as included in the recognition of accounts receivable and revenue, goodwill impairment and stock-based compensation. These estimates, assumptions and judgments are evaluated on an ongoing basis and based on historical experience, current conditions, and various other assumptions, and form the basis for estimating the carrying values of assets and liabilities. Actual results may differ from these estimates.
Segment Reporting — We manage our operations on a company-wide basis, rather than at a product or business unit level, thereby making determinations as to the allocation of resources as one operating and reportable segment. Our segment derives revenues by providing general and specialty dental care services to patients. All financial information provided in the consolidated financial statements pertains to this single operating segment. All Company assets are located in the United States.
Our Chief Executive Officer and Chairman is the chief operating decision-maker (“CODM”). The CODM uses financial information at the consolidated level, including net income, gross margin, and Adjusted Earnings Before Interest Tax, Depreciation and Amortization (EBITDA), to assess performance and make key operating decisions, including approving annual operating plans, expanding into new markets, or pursuing business acquisitions. Net income and Adjusted EBITDA are used to monitor budget versus actual results, as well as trends versus historical performance, which are the CODM’s primary considerations to assess performance. There are no segment managers who are held accountable by the CODM, for operating results at levels or components below the consolidated unit level. The measure of segment assets is reported on the balance sheet as total consolidated assets. Our CODM does not review segment assets at a different asset level. Only the CODM has overall responsibility and accountability for the profitability and cash flows of the Company.
Disaggregation of Revenue
The majority of our services are affiliated dental practice services which share similar patients and delivery of services. All revenue is generated in the United States. The principal components that comprise the Company’s service revenues are as follows:
•
General Dentistry Services, including dentist and hygiene revenues

•
Specialty Dentistry Services, including oral surgery, periodontics, pediatric dentistry, prosthodontics, endodontics, and orthodontics.

Revenue disaggregated by service category is as follows:
($ 000’s)	2024	2023
General Dentistry Revenue	$170,809	$168,192
Multi-Specialty Revenue	58,985	55,316
Revenue	$229,794	$223,509
Specified Expense Items
Significant segment level expense information provided to the CODM is consistent with our consolidated statements of operations, as supplemented by the specified expense items provided to the CODM and disclosed in the table below:
($ 000’s)	2024	2023
Salaries and Benefits
Doctor Compensation and Benefits	$61,785	$65,974
Clinical Team Member Salaries & Benefits	78,956	76,299
Total Salaries & Benefits	$140,741	$142,273
Other Practice Expenses
MN Care Tax	$4,092	$3,535
Other expenses of practices(1)	9,379	9,750
Total – Other Operating expense	$13,471	$13,281

(1)
Other expenses of practices includes software and subscription costs, repairs and maintenance costs, recruiting, travel and entertainment, insurance, and other operating costs.

Cash — Cash includes cash on hand.
Dental Supplies — Dental supplies are valued at cost, using the first-in, first-out method.
Property and Equipment — Property and equipment purchases are recorded at cost. Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed using the straight-line method. Estimated useful lives range from 3 to 7 years for computers, vehicles, equipment, and furniture, 15 years for signage, and 20 years for buildings. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.
Cash Surrender Value of Life Insurance — In connection with our non-qualified deferred compensation plan, we are the beneficiary of corporate owned life insurance policies on several affiliated dentists and leadership. The face value of the policies is $43,500 at December 31, 2024, and December 31, 2023.
Trademarks and Patient Lists — Our definite-lived intangible assets, which include trademarks and patient lists (see Note 2), are capitalized and amortized over 15 years on a straight-line basis.
Goodwill — Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is assessed for impairment annually at the reporting unit level, which has been determined to be the consolidated entity level. When testing goodwill for impairment, we first assess qualitative factors to determine if it is more likely than not the carrying value of a reporting unit exceeds its estimated fair value. During a qualitative analysis, we considers the impact of changes, if any, to the following factors: macroeconomic, industry and market factors; cost factors; changes in overall financial performance; and any other relevant events and uncertainties impacting a reporting unit. If the qualitative assessment indicates goodwill impairment is more likely than not, additional quantitative analysis is performed. We may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. The annual impairment test for goodwill was completed as of October 1, 2024 and

2023, and it was determined the reporting unit has fair value substantially in excess of the carrying value, thus no impairment adjustment was deemed necessary.
Other Current Liabilities and Other Long-Term Liabilities — Other current liabilities and other long-term liabilities include insurance and patient refunds, finance lease obligations, deferred rent, and practice acquisition installment notes. Practice acquisition installment notes are generally payable between 12 – 48  months after the date of the acquisition. The total liability of outstanding practice acquisition installment notes as of December 31, 2024, and December 31, 2023, included within the consolidated balance sheet was $1,141 and $1,669, respectively, of which, the current portion was $668 and $1,005, respectively, and is included within other current liabilities. The following table provides details of the Company’s liability for outstanding practice acquisition installment notes:
	For the Year Ended December 31,
	2024	2023
	(in thousands)
Practice acquisition installment notes – beginning balance	$1,669	$2,378
Additions related to acquisitions	390	612
Forfeiture	(74)	—
Payments advanced to seller	(844)	(1,321)
Practice acquisition installment notes – ending balance	$1,141	$1,669
Deferred Compensation — We’ve entered into certain deferred compensation arrangements whereby portions of compensation, primarily to our affiliated dentists, are deferred and paid in later periods. The deferred compensation amounts are charged to expense over the required service period. Refer to Note 9 — Deferred Compensation for further information.
Revenue Recognition — Our affiliated dental practices generate their revenue from services provided to patients. Generally, dental practices bill the patients and third-party payors after the services are performed. Revenue is recognized as performance obligations are satisfied. Patient care service revenue is reported at the amount that reflects the consideration to which the affiliated dental practices expect to be entitled in exchange for providing patient care. These amounts are due from patients and third-party payors (including dental insurers and government sponsored programs), and others and includes variable consideration. Our affiliated dental groups determine the transaction price, which involves significant estimates and judgment, based on standard charges for goods and services provided, reduced by contractual allowance provided to third-party payors, discounts provided to uninsured patients in accordance with our policy and implicit price concessions based on its historical collection experience for each patient portfolio based on payor classes and service types. We regularly review data about these major payor sources of revenue in evaluating the sufficiency of the contractual allowance and implicit price concessions. Performance obligations are determined based on the nature of the services provided. For general dental care services, the performance obligations are satisfied as the patient simultaneously receives and consumes the benefits provided as the services are performed. Revenue from performance obligations satisfied over time is recognized based on total expected or actual services allocated to each performance obligation. Generally, performance obligations satisfied over time relate to patients receiving orthodontic services. For these services we measure the performance obligation from initial execution of the contract to the point when there are no further services required for the patient. Typically, revenue is recognized within 12-months of the commencement of services. In addition, our affiliated dental practices offer a direct-to-consumer dental care subscription for patients without dental insurance, which provides reduced costs for patient care over a 12-month period. Materially all deferred revenue at the end of a fiscal year are recognized within the subsequent 12-month period. The subscription revenue is deferred and recognized over the period of care. We believe that these methods provide an accurate depiction of the transfer of services over the term of the performance obligation based on the inputs needed to satisfy the obligations.
Per the administrative resource agreements, Park Dental Partners, Inc. bills the affiliated dental practices for business and administrative services. However, this revenue and related expenses are eliminated in the financial statement consolidation process.

Our affiliated dental practices have agreements with third-party payors that typically provide for payments at amounts less than established charges. A summary of the payment arrangements with major third-party payors consists of the following:
•
Medicaid:   services are generally paid at prospectively determined rates per charge, per occasion of service, or per covered member.

•
Commercial insurance:   payment agreements with certain insurance carriers provide for payment using prospectively determined rates per charge, discounts from established charges, and fee schedules.

Our patient service revenue, net of allowances, implicit price concessions and discounts, recognized from these major payor sources was as follows:
	For the Year Ended December 31,
	2024	2023
	(in thousands)
Third-party payors	$158,626	$154,954
Patients	71,168	68,555
Total all payors	$229,794	$223,509
Patient Receivables and Credit Policy — Patient accounts receivable are uncollateralized patient obligations that are stated at the amount we expect to collect from outstanding balances. These obligations are primarily from local patients most of whom are insured under third-party payor agreements. Park Dental Partners, Inc. provides billing and collection services on behalf of the affiliated dental practices. Park Dental Partners, Inc. bills third-party payors on the patients’ behalf, or if a patient is uninsured, the patient is billed directly. Once claims are settled with the third-party payors, patients are billed for the remaining balance. Payments on accounts receivable are applied to the specific claim identified on the remittance advice or statement. Park Dental Partners, Inc. and its affiliated dentists have a policy of assessing a finance charge of 8% on patient past due accounts 90 days or older.
Carrying amounts of accounts receivable are reduced by contractual allowances and implicit price concessions that reflect management’s best estimate of the amounts that will not be collected. We provide for contractual adjustments under terms of third-party reimbursement agreements through a reduction of gross revenue and a credit to a contractual valuation allowance. In addition, we provide for probable uncollectible amounts, primarily for uninsured patients and amounts patients are personally responsible for, through a reduction in gross revenue and a credit to a valuation allowance based on its assessment of historical collection experience, trends for each of its major payor sources of revenue, and the current status of individual accounts. Balances that are still outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and credit to patient accounts receivable. Contractual allowances, concessions, and reserves for uncollectible accounts were $6,747 and $3,203, at December 31, 2024 and 2023, respectively. The overall increase is attributable to increased time to apply contractual payor allowances against receivables, driven by our transition to a new practice management and billing system in 2024.
Deferred Revenue — Deferred revenue is comprised of performance obligations satisfied over time which have not yet been completed, primarily related to orthodontic and dental subscription services.
Cost of Services — Cost of services includes clinical team member costs and benefits, dental supplies and laboratory fees, office occupancy, depreciation associated with practice assets, and other practice expenses. Advertising costs at the practice level charged to cost of services in the consolidated statement of operations was $425 for 2024 and $405 for 2023.
Operating Expenses — Operating expenses include general and administrative expenses and resource support center depreciation and intangible amortization of non-practice related assets. Advertising costs associated with the broader organization that are charged to general and administrative expense in the consolidated statement of operations were $1,873 in 2024 and $2,041 in 2023.
Lease Arrangements — We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset. Leases with an initial term of twelve months or less are not recorded on the balance sheet. At the lease commencement date, we recognize a lease liability and a right of use (“ROU”) asset representing our right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated on the basis of the present value of the remaining lease payments and the ROU asset is measured on the basis of this liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct costs.
Our leases require other payments such as costs related to service components, real estate taxes, common area maintenance, and insurance. These costs are generally variable in nature and based on the actual costs incurred and required by the lease. As we have elected to not separate lease and non-lease components for all classes of underlying asset, all variable costs associated with the lease are expensed in the period incurred and presented and disclosed as operating expenses. Our lease agreements do not contain any residual value guarantees or restrictive financial covenants. We do not have any leases that have not yet commenced that create significant rights and obligations for the lessee.
On July 19, 2021, the FASB issued Accounting Standards Update (“ASU”) No. 2021-05, Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments (“ASU 2021-05”). ASU 2021-05 requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset, unless that rate is not readily determinable. We use our incremental borrowing rate (“IBR”) as the lease discount rate.
Income Taxes — Park Dental Partners, Inc. and PDG are taxed as a C corporation. NMN was taxed as a professional limited liability company (“PLLC”) until it was merged with PDG on September 29, 2023. TDS and OSM were taxed as PLLCs until September 30, 2023. Effective October 1, 2023, TDS and OSM elected to be taxed as a C corporation. TDS, OSM, and NMN were pass-through entities which were not subject to corporate income taxes. Instead, the members were liable for individual income taxes on their respective share of the PLLC’s taxable income or loss and tax credits.
Deferred income tax assets and liabilities are computed for differences between the financial and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Items with differences between financial and income tax bases include the basis of property and equipment, goodwill, and deferred compensation. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.
Accounting principles for uncertainty in income taxes require the threshold for recognizing the benefits of tax return positions in the consolidated financial statements as “more likely than not” to be sustained by the taxing authority and require measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. We had no unrecognized tax benefits as of December 31, 2024, and December 31, 2023. We recognize interest and penalties related to uncertain tax positions in income tax expense. We did not incur any interest or penalties for the years ended December 31, 2024, and December 31, 2023.
Our federal and state income tax returns are subject to examination by the IRS and state jurisdictions, generally for three years after they were filed. In addition, all amended federal and state income tax returns are also subject to examination.
Health Insurance — We participate in a self-insured program for a portion of medical benefits offered to employees and affiliated dental practices. As part of the self-insured program, we contract with an insurance carrier for claims administration that includes a provision for reimbursing for excess losses above specified limits, as defined in the contract. Included in accrued payroll and benefits liabilities in the accompanying consolidated balance sheet were reserves for claims estimated to be payable in connection with the self-insured program of approximately $1,103 at December 31, 2024, and $1,052 at December 31, 2023.
Immaterial Revision of Financial Statements — Subsequent to the issuance of the Company’s annual financial statements as of and for the year ended December 31, 2024, omitted disclosures related to the Company’s variable interest entities were identified. As a result, the Company has now included within footnote 16 the combined assets and liabilities of the Company’s variable interest entities as required under

Accounting Standards Codification 810 — Consolidation. Management does not believe the omission of this disclosure from the previously issued financial statements was material to the financial statements.
Recently Adopted Accounting Pronouncement — In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 significantly changed how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by us that are subject to the guidance in FASB ASU 2016-13 were trade accounts receivable. We adopted the standard effective January 1, 2023. The impact of the adoption was not material to the consolidated financial statements and primarily resulted in new disclosure.
Our allowance estimate is derived from a review of historical losses. We believe historical loss information is an appropriate method to calculate the expected allowance for credit losses.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires public entities with a single reportable segment to disclose significant segment expenses that are regularly provided to the CODM and included within the reported measure(s) of a segment’s profit or loss, the amount and composition of any other segment items, the title and position of the CODM, and how the CODM uses the reported measure(s) of a segment’s profit or loss to assess performance and decide how to allocate resources. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024, applied retrospectively with early adoption permitted. We adopted the standard effect January 1, 2024.
Recently Issued Accounting Pronouncements — In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on either a prospective or retrospective basis, with early adoption permitted. We are currently evaluating the impact of ASU 2023-09 on its consolidated financial statements and related disclosures. We do not believe the adoption of ASU 2023-09 will have a material impact on the accompanying condensed financial statements and disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation, in the notes to the financial statements, of certain cost and expense captions presented on the face of the Company’s Statement of Operations, to provide enhanced transparency to investors. The update may be applied either prospectively or retrospectively. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact ASU 2024-03 will have on its disclosures.
2.   ACQUISITIONS
Acquisitions in 2024 and 2023 were accounted for in accordance with the acquisition method under ASC 805, Business Combinations. In 2024, our affiliated dental practices acquired two dental practices through business acquisitions. The practices provide general dental services in the Minneapolis/St. Paul metropolitan areas. The final purchase consideration for the practices was $1,300. We financed these acquisitions with cash of $910 and practice acquisition installment notes of $390. Practice acquisition installment notes are generally payable between 12 and 48 months after the date of acquisition.
In 2023, we acquired the assets of two dental practices and one endodontic practice through business acquisitions. The dental and endodontic practices provide general and specialty dental services in the Minneapolis/St. Paul metropolitan areas. The final purchase consideration for the practices was $2,067. We financed these acquisitions with cash of $1,455 and practice acquisition installment notes of $612.

The results of operations and financial condition of acquired entities have been included in our consolidated results as of the date of acquisition. For the years ended December 31, 2024, and December 31, 2023, the acquired entities’ impact on revenues and net earnings was not material. Unaudited pro forma revenues and net earnings for the years ended December 31, 2024, and December 31, 2023, as if the business combinations had occurred on the first of the year, were immaterial for the periods.
Goodwill arising from the acquisitions consists largely of the synergies and economies of scale expected from increased revenue and cost reductions. For 2024, approximately $11 of the goodwill is deductible for income tax purposes. For 2023, approximately $9 of the goodwill is deductible for income tax purposes.
A summary of the assets acquired, liabilities assumed, and cash paid is as follows:
	At December 31,
	2024	2023
	(in thousands)
Dental supplies	$20	$30
Property and equipment	220	214
Right of use lease asset	28	661
Patient lists	558	1,317
Goodwill	502	506
Right of use lease liability	(28)	(661)
Assets acquired and liabilities assumed	$1,300	$2,067
Total purchase price	$1,300	$2,067
Issuance of amounts due to sellers – acquisitions	(390)	(612)
Cash paid in business combinations	$910	$1,455
3.   REVENUE
Disaggregated Revenue Information:   We view the following disaggregated disclosures as useful to understanding the composition of revenue:
	For the year ended December 31,
	2024	2023
	(in thousands)
General dentistry	$170,809	$168,192
Multi-Specialty dentistry	58,985	55,317
Revenue	$229,794	$223,509
4.   CONCENTRATION OF CREDIT RISK
Financial instruments that potentially subject us to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.
Accounts receivable consist of amounts due from patients, their insurers, or governmental agencies for health care provided to the patients. The majority of patients are from Minneapolis/St. Paul, Rochester, Sartell, and Duluth, Minnesota, and western Wisconsin, and the surrounding areas.

The mix of receivables from patients and third-party payors are as follows:
	As of December 31,
	2024	2023
Patients	31%	31%
Third-party payors	69	69
Totals	100%	100%
For the years ended December 31, 2024, and December 31, 2023, one third-party payor and their affiliated entities accounted for 32% and 33%, respectively, of our consolidated net revenue.
Accounts receivable from one third-party payor and their affiliated entities accounted for 29% and 30% of total accounts receivable at December 31, 2024, and December 31, 2023, respectively.
We maintain a depository relationship with one primary financial institution. Operating cash requirements frequently require that amounts on deposit exceed Federal Deposit Insurance Corporation limits. We believe this financial institution has a strong credit rating and that credit risk related to these deposits is minimal. As of December 31, 2024, and December 31, 2023, cash deposits in excess of the federally insured amounts were $2,356 and $0, respectively.
5.   PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:
	As of December 31,
	2024	2023
	(in thousands)
Land	$46	$46
Buildings	140	140
Computer equipment	16,877	15,912
Furniture and fixtures, and signage	7,379	7,179
Dental equipment	46,053	43,091
Leasehold improvements	42,263	40,542
Total property and equipment	112,758	106,910
Less accumulated depreciation	82,695	75,395
Property and equipment – net	$30,063	$31,515
Depreciation expense in the consolidated statement of operations was $7,738 for 2024 and $7,251 for 2023. All assets of the Company are held in the United States of America.
6.   GOODWILL AND INTANGIBLE ASSETS
Goodwill and intangible assets consisted of the following:
	As of December 31,
	2024	2023
	(in thousands)
Goodwill
Balance – beginning	$16,057	$15,551
Goodwill acquired	502	506
Balance – ending	$16,559	$16,057

2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:
Trademarks	$1,950	$1,950	$—
Patient lists	16,658	5,590	11,068
Total intangible assets	$18,608	$7,540	$11,068
2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:
Trademarks	$1,950	$1,950	$—
Patient lists	16,100	4,493	11,607
Total intangible assets	$18,050	$6,443	$11,607
Trademark and patient lists amortization was $1,097 in 2024 and $1,044 in 2023.
Amortization expense on amortizable intangible assets for each of the next five years and thereafter is as follows (in thousands):
2025	$1,111
2026	1,111
2027	1,110
2028	1,110
2029	969
Thereafter	5,657
7.   INCOME TAXES
The provision (benefit) for income taxes consisted of the following:
	For the Year Ended December 31,
	2024	2023
	(in thousands)
Current:
Federal	$1,579	$(376)
State	489	1,400
Total current	2,068	1,024
Deferred:
Federal	567	(2,994)
State	218	(1,850)
Total deferred	785	(4,844)
Totals	$2,853	$(3,820)
During the fiscal year ended December 31, 2023, TDS and OSM elected to restructure their corporate status to convert from partnerships to C corporations. As a result of the legal entity restructure, we began reporting tax for these entities as a C corporation effective October 1, 2023. The change in tax status from partnership to a C corporation required initial recognition of deferred tax asset and liabilities not previously recognized by PDG. Prior to the reorganization, a portion of the deferred tax assets and liabilities of OSM and TDS were not recognized to the extent those balances were not attributed to PDG, as they were attributable individual member owners. Our restructuring resulted in additional income tax benefit in 2023 of approximately $2,939.

	For the Year Ended December 31,
	2024	2023
	(in thousands)
Income tax expense at federal statutory rate	$1,515	$117
Legal entity restructuring	—	(2,939)
State taxes	741	(450)
Permanent deductions	(241)	(230)
Deferred adjustments	205	(463)
Other – net	633	145
Income tax provision (benefit)	$2,853	$(3,820)
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and are as follows:
	As of December 31,
	2024	2023
	(in thousands)
Deferred tax assets:
Deferred compensation	$20,021	$19,320
Accrued compensation	1,495	1,522
Allowances for bad debt and contractual adjustments	344	920
Net operating loss carryforward	—	788
Leases	1,112	1,182
Other	839	1,097
Total deferred tax assets	23,811	24,829
Deferred tax liabilities:
Intangible assets	3,051	2,704
Fixed assets	2,226	2,857
Prepaids	376	331
Total deferred tax liabilities	5,653	5,892
Net deferred taxes	$18,158	$18,937
The valuation allowance for deferred tax assets as of December 31, 2024, and 2023, was $0. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We believe it is more likely than not that we will realize the benefits of these deductible differences. Recognized Net operating loss carryforwards do not have an expiration. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year the temporary differences are expected to be recovered or settled. Tax rate changes affecting deferred tax assets and liabilities are recognized in income at the enactment date.
8.   LINE OF CREDIT
In 2024, activity on the line of credit included advances of $63,239 and repayments of $73,515. In 2023, activity on the line of credit included advances of $148,607 and repayments of $147,384. The line of credit balance at December 31, 2024, and December 31, 2023, was $0 and $10,276, respectively.
At December 31, 2024, we had a $15,000 line of credit with a bank bearing interest at the one-month SOFR plus 2.00%. No amounts were drawn on the line of credit at December 31, 2024. At December 31,

2023, we had a $23,000 line of credit with a bank bearing interest at the one-month SOFR plus 1.90% which expired in March 2024. On March 27, 2024, we entered into a new credit agreement with the bank which provides for a $13,000 term loan and a $15,000 line of credit with the right to request an additional $10,000. The line of credit matures in March 2027. The term loan matures in March 2029 and carries an interest rate equal to the one-month SOFR plus 2.10%. The agreement requires, among other things, that we comply with a minimum fixed charge coverage ratio, a total cash flow leverage ratio, and restriction on individual business combinations in excess of specified limits, as defined in the agreement. The loans are secured by all business assets of Park Dental Partners, Inc. and subsidiaries, and the affiliated dental practices. We were in compliance with all debt covenants as of December 31, 2024 and 2023.
9.   LONG-TERM DEBT
Long-term debt consisted of the following:
	For the Year Ended December 31,
	2024	2023
	(in thousands)
Bank note payable, principal due in monthly installments of $155. The term loan matures in March 2029 and carries an interest rate equal to the one-month SOFR plus 2.10%. The note is secured by all business assets of the Company. Interest expense related to the bank note payable was approximately $678 for the year ended December 31, 2024.	$11,607	$—
Subordinated notes payable, principal due at maturity and interest due quarterly through October 1, 2037. Interest is equal to the greater of 14% of the principal balance or an amount based on a formula using average dentist compensation or a formula based on total revenue. The effective interest rate was 28.1%. Of this amount, $2,012 is due to shareholders and two related parties. The notes are secured by all business assets of the Company and are subordinated to the bank notes payable and the line of credit. Interest expense related to the subordinated debt agreements during the years ended December 31, 2024, and December 31, 2023, was approximately $607 and $608, respectively.
	2,165	2,165
Notes payable to former dentist shareholders for the redemption of shares, principal and interest due in 60 equal monthly installments, with interest at the lesser of 10% or 1% less than the prime rate published in The Wall Street Journal (Midwest Edition). Total principal payments for 2024 and 2023 were $100 and $157, respectively.	122	222
Totals	13,894	2,387
Less – current maturities	1,915	100
Long-term portion	$11,979	$2,287
Scheduled principal payments on long-term debt at December 31, 2024, are summarized as follows (in thousands):
2025	$1,915
2026	1,895
2027	1,884
2028	1,857
2029	4,178
Thereafter	2,165
Total	$13,894

10.   DEFERRED COMPENSATION
Park Dental Partners, Inc. and its affiliated dental practices have four deferred compensation plans. Only the Nonqualified Deferred Compensation is still active, while balances in all other plans have been closed to new participation.
•
Active Deferred Compensation Plans:

Nonqualified Deferred Compensation Plans — We have adopted a nonqualified deferred compensation plan that provides participants the opportunity to defer compensation on a pretax basis. In addition, we may make discretionary credits to the compensation account of an active participant at any time. Discretionary credits of $14 were awarded during 2024. No employer discretionary credits were awarded during 2023. Benefit payments to participants are available upon termination of employment, disability, death, unforeseeable emergencies, a change-in-control event, as defined, or through a qualified in-service distribution. The agreement provides eligible participants with the option to receive payment in a lump sum distribution or up to five annual installments. Participants are immediately 100% vested in their voluntary deferred compensation contributions. Participants are fully vested in employer credits after two years of service. Participant accounts are credited with deferred compensation contributions and earnings thereon, as defined. At December 31, 2024, the total deferred compensation liability related to the non-qualified plan was $20,177, of which $19,788 was presented as Non Qualified Deferred Compensation Plan and $388 as Deferred compensation — Other. At December 31, 2023, the total deferred compensation liability related to the non-qualified plan of $17,471 was presented as Non Qualified Deferred Compensation Plan. Deferred compensation expense under the plan were $3,307 in 2024 and $4,867 in 2023.
•
Deferred Compensation Plans — Other:

We have several deferred compensation plans which have been closed to new participants and service crediting which are described collectively as Deferred Compensation Plans — Other.
Professional Employee Compensation Plans (the ‘PEC Plan’) — The PEC Plan provided for a deferred compensation benefit to certain employees of affiliated dental practices in the event of separation from service. The PEC Plan was closed to new participants on September 30, 2023.
The PEC Deferred compensation benefit was based on a formula that incorporates EBITDA and adjusted gross revenues as defined by each of the agreements. Effective December 31, 2022, no additional compensation was granted under this formula. The deferred compensation balance is paid over a period of five years from the date of separation. The maximum amount we will be required to pay under the PEC Plan in each year is capped at 2% of the our annual adjusted gross revenue, as defined in the agreement. The PEC Plan was frozen as of December 31, 2022, and no expense was recognized for this plan in 2024 or 2023.
Equity Accumulation Plan (the ‘Accumulation Plan’) — The Accumulation Plan provided for benefit payments to participants after termination of employment because of death, permanent disability or attainment of age 65. Alternatively, the value of the participant’s vested account is paid following termination of employment at or after age 55 with 20 years of service.
The Accumulation Plan was closed to new participants and service crediting or earnings on March 1, 2008. At December 31, 2024, and December 31, 2023, the total deferred compensation liability related to the equity accumulation plan was $1,403 and $1,495, respectively. We do not anticipate any future compensation expense under the Accumulation plan.
Phantom Equity Plan (‘Phantom Plan’) — The Phantom Plan provided certain clinical and nonclinical leaders with phantom equity awards. The plan provides for participants to receive benefits upon termination of employment, disability, death, a change-in-control event, as defined, or via a qualified in-service distribution election. The plan provides for annual installment payments over five years after separation of service, or upon in-service distribution election. The Phantom Plan was closed to new participants and service crediting or earnings in 2022. At December 31, 2024, the sole remaining participant is fully vested. Each award was subject to vesting as defined in each individual award. At December 31, 2024, and December 31, 2023, the total deferred compensation liability related to the phantom equity plan was $1,862 and $2,051, respectively. There was no deferred compensation expense under the agreement in 2024 or 2023.

Obligations to former employees of affiliated dental groups were $3,399 at December 31, 2024, and $1,010 at December 31, 2023. The short-term portion has been included in Deferred compensation — short term on the consolidated balance sheet. The balance of Deferred compensation other, which includes the professional employee compensation plan, equity accumulation plan, and the phantom equity plan, was $47,766 at December 31, 2024, and $49,271 at December 31, 2023. Payments made under the deferred compensation plan were $742 and $765, for the years ended December 31, 2024, and 2023, respectively.
The following table summarizes the composition of our Deferred Compensation Plans — Other:
	Deferred Compensation – Other As of December 31, 2024
	Professional Employee Compensation Plans	Equity Accumulation Plan	Phantom Equity	Deferred Compensation – Other Plans
Deferred compensation – Other plans	$44,760	$1,351	$1,655	$47,766
Deferred compensation – Short term	857	52	207	1,116
Total Liability	$45,617	$1,403	$1,862	$48,882
	Deferred Compensation – Other As of December 31, 2023
	Professional Employee Compensation Plans	Equity Accumulation Plan	Phantom Equity	Deferred Compensation – Other Plans
Deferred compensation – Other plans	$45,725	$1,495	$2,051	$49,271
Deferred compensation – Short term	438			438
Total Liability	$46,163	$1,495	$2,051	$49,709
11.   SHAREHOLDERS’ DEFICIT
In May 2023, the shareholders of PDG, TDS, and OSM voted to create a management company, Park Dental Partners, Inc. On October 1, 2023, owners exchanged substantially all their interest in PDG, TDS and OSM for shares of Park Dental Partners, Inc.
Upon reorganization in 2023, authorized Park Dental Partners, Inc. shares were comprised of 100 million common shares, 1 million Class B common shares, and 5 million preferred shares. All stock has a par value of $0.0001 per share. Subsequently, in 2024, Park Dental Partners, Inc. shareholders voted to eliminate the authorized Class B shares.
Each holder of common stock is entitled to one vote for each share of common stock held. Prior to the elimination of Class B common stock, the class was entitled to a pro rata number of votes for each share of Class B common stock held, such that the total number of votes of all of the outstanding shares of Class B common stock equals 51% of the voting power of all of the outstanding shares of capital stock of the Company.
During 2024, the Park Dental Partners, Inc. Board of Directors approved two dividends totaling $6,742 to the holders’ of unrestricted common stock.
	Outstanding shares As of December 31,
	2024	2023
Total Common unrestricted shares	1,796,400	1,735,980
Restricted Stock (“RSs”) — Restricted Park Dental Partners, Inc. shares vest 25% upon the closing of an initial public offering of our common stock and continue to vest at the rate of 6.25% on each subsequent calendar quarter for the following 12 quarters. In the event of a change in control, the restricted shares shall be vested immediately upon the date of the change in control. An initial public offering was not deemed probable in 2024 or 2023, accordingly, no compensation cost was recognized in 2024 or 2023 for these restricted share grants.
The following table summarizes RS activity:
	RSU
	Number of RSUs	Weighted Average Grant Date Fair Value
	(in thousands)
Unvested RSs at January 1, 2023	—	$—
RSUs granted	3,264	6.81
RSUs vested	—	—
RSUs forfeited	—	—
Unvested RSs at December 31, 2023	3,264	6.81
RSs granted	307	6.81
RSs vested	—	—
RSs forfeited	(17)	6.81
Unvested RSs at December 31, 2024	3,554	$6.81
Unrecognized compensation expense related to outstanding RSs at December 31, 2024, was approximately $24,203.
The below paragraphs describe the former equity securities in our affiliated dental practices which were outstanding prior to our restructuring. Materially all securities were fully extinguished in exchange for shares of Park Dental Partners, Inc. common stock in 2023.
Unrestricted Stock Grant — During 2024 we issued 77,688 fully vested unrestricted common stock, and recognized $528 stock based compensation expense for the year ended December 31, 2024.
Before they were exchanged for shares in Park Dental Partners, Inc. in 2023, shares of PDG, TDS, and OSM had the following characteristics:
PDG Class A and Class B Common Stock — The authorized capital of PDG consisted of no-par Class A nonvoting common stock and no-par Class B voting common stock.
Class B common stock had the same characteristics, rights, and preferences as Class A common stock, except that voting rights rested only with the holders of Class B common stock. Each shareholder earned one share of Class B common stock for each year of service as a shareholder; however, each shareholder could not own more than 10 shares of Class B common stock.
TDS Membership Units — The authorized capital of TDS consisted of Class A units and Class B units. PDG’s membership units in TDS were deemed Class A units, and the professional employee membership units were deemed Class B units. The members holding Class A units and Class B units had identical rights and preferences, except for certain voting and distribution rights as otherwise set forth in the operating agreement.
OSM Membership Units — The authorized capital of OSM consisted of facility units and provider units. PDG’s and TDS’s membership units in OSM were facility units, and the professional employee membership units were provider units. The facility and provider units had identical rights and preferences, except for certain voting and distribution rights as otherwise set forth in the operating agreement.
PDG Stock Options — On December 1, 2008, PDG granted Class A stock options to certain shareholders. These options vested immediately and expired upon the earlier of the exercise of the options or the termination of the shareholder’s employment. In 2013, PDG amended the options to allow for exercise only upon a change of control, as defined. PDG and its shareholders holding options agreed to terminate the options as of October 1, 2023. In exchange for the termination agreement, holders of these terminated options received restricted shares in Park Dental Partners, Inc.
NMN Membership Units — The authorized capital of NMN consisted of Class A common units, Class B common units, and Class B preferred units. Membership units owned by PDG were Class A common units, and the professional employee membership units were Class B common and Class B preferred units. Class A common and Class B common units had identical rights and preferences, except for certain distribution rights as otherwise set forth in the operating agreement. Class B preferred units were nonvoting and have no rights to distributions or bonuses. On September 29, 2023, the Board of Governors of NMN voted to merge into PDG and issued and outstanding NMN member units converted into shares of PDG. These units were fully extinguished in 2023.
Share and Unit Repurchase Agreements — Our affiliated dental groups had share and unit repurchase agreements with its individual shareholders and members (“owners”). The agreements required each respective company to purchase the owner’s shares or units upon termination of employment, in the event of death, upon attaining the age of 70, or upon the revocation or suspension of license to practice as a dentist in the state of Minnesota or Wisconsin. The agreements provided for the owners to receive payment in 60 monthly installments, including interest at the lesser of 1% less than the prime interest rate or 10%.
12.   EARNINGS PER COMMON SHARE
The following table sets forth the computation of basic and diluted earnings per share attributable to common shareholders:
	For the Year Ended December 31,
	2024	2023
	(in thousands, except per share amounts)
Net income available to PARK common shareholders	$4,363	$4,889
Earnings per share attributable to PARK common shareholders:
Basic	$2.42	$2.82
Diluted	$2.42	$2.82
Weighted-average number of common stock shares outstanding	1,806	1,736
Dilutive impact of share based awards	—	—
Weighted-average number of common stock shares outstanding – diluted	1,806	1,736
Anti-dilutive restricted stock excluded from diluted EPS computation	3,547	3,264
All issuances of equity interests in the year ended December 31, 2023 occurred on January 1, 2023, and accordingly the shares outstanding for 2023 were the same from January 1, 2023 through December 31, 2023. Shares issued prior to the reorganization in October 2023 were included in the reorganization exchange described in Note 10, and that exchange has been reflected on a retrospective basis for purposes of calculating the weighted average shares outstanding.
13.   COMMITMENT AND CONTINGENCIES
Operating Leases
The Company leases all but one of its locations. Excluding renewal options that are not reasonably certain to be exercised, our leases have remaining contractual terms that primarily range from 2 to 14 years. Most of the leases contain renewal options and escalation clauses. Our property leases require payment of real estate taxes, insurance, and common area maintenance, in addition to rent. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Lease Cost — Lease cost included in our consolidated statement of operations consisted of the following:
	For the Year Ended December 31,
	2024	2023
	(in thousands)
Lease Cost	$7,454	$7,209
Our 2024 lease costs of $7,337 are included in office occupancy expense and $117 are included in general and administrative expense. Our 2023 lease costs of $7,097 are included in office occupancy expense and $112 are included in general and administrative expense.
Lease cost associated with operating leases and short-term leases (i.e., leases with an initial term of 12 months or less) is recognized on a straight-line basis from the date we take possession of the property through the end of the lease term. Variable lease payments not recognized in the measurement of operating lease liabilities and are expensed as incurred.
Operating Right-of-Use Assets and Lease Liabilities — Operating right-of-use assets and lease liabilities included on our consolidated balance sheet were as follows:
	As of December 31,
	2024	2023
	(in thousands)
Lease right-of-use assets – operating leases	$44,396	$44,277
Lease liabilities:
Current operating leases	$6,310	$6,287
Non-current operating leases	41,954	42,104
Total lease liabilities	$48,264	$48,391
Remaining Lease Terms and Discount Rates — ASC 842 requires we recognize right of use assets and lease liabilities for its operating leases. A key component of this is to determine the incremental borrowing rate, which is used to discount future lease payments. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to purchase the underlying asset in a similar economic environment. Since the interest rate implicit in our lease contracts is typically not readily determinable, we reviewed existing debt financing arrangements and the types of leases as well as the lease term and type of collateral to calculate the incremental borrowing rate.
The weighted-average remaining lease terms and discount rates associated with our operating lease liabilities were as follows:
	At December 31,
	2024	2023
Weight-average discount rate-operating leases	3.36%	2.71%
Weight-average remaining lease term-operating leases	10.08 years	10.72 years
Supplemental Cash Flow Information — Supplemental cash flow information associated with our operating leases is as follows:
	For the Year Ended December 31,
	2024	2023
	(in thousands)
Non-cash information – right-of-assets obtained in exchange for lease liabilities – operating leases	$5,552	$7,274

Maturities of Operating Lease Liabilities — The following table summarizes our minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year:
As of December 31, 2024
(in thousands)
Fiscal 2025	$7,847
Fiscal 2026	7,435
Fiscal 2027	6,737
Fiscal 2028	5,728
Fiscal 2029	4,528
Thereafter	25,170
Total lease payments	57,445
Less liability accretion	(9,181)
Present value of lease liabilities	$48,264
Legal Contingencies — In the normal course of business, we may be involved in various legal proceedings such as, but not limited to, the following: lawsuits alleging negligence in care or general liability, violation of regulatory bodies’ rules and regulations, or violation of federal and/or state laws.
We and our affiliated dental practices have been named as a defendant in various lawsuits in the normal course of business, primarily for employment liability, malpractice claims and contractual business disputes. At the present time, we do not believe any pending lawsuits will have a material adverse effect on our operating results, cash flows, liquidity or financial position.
On or about August 9, 2024, we advised certain patients that certain information of our affiliated dental practices was the subject of a data breach. As a result of the incident, multiple claims were filed against us in state and federal courts in Minnesota. The claims were dismissed without prejudice and were subsequently refiled as a single, putative class action suit in Minnesota District Court entitled, In re Park Dental Data Breach Litigation, Case No. 27-CV-24-12335, Fourth Judicial District, County of Hennepin, State of Minnesota. We recently filed a motion to dismiss this matter. A loss contingency related to this incident is reasonably possible but given the litigation is in the very early stages, we cannot reasonably estimate a range of possible loss. We will continue to evaluate information as it becomes known, and it is possible that future results of operations or cash flows for any particular interim or annual period could be materially affected by unfavorable resolutions of this matter.
14.   FINANCE LEASE
We entered into a finance lease agreement in 2020 to fund the acquisition of furniture and fixtures and equipment. The cost of furniture and fixtures and equipment is included in property and equipment on the consolidated balance sheet and was $183 at December 31, 2024, and December 31, 2023. Accumulated amortization on the furniture and fixtures and equipment was $168 at December 31, 2024, and $133 at December 31, 2023. Amortization of assets under capital leases is included in depreciation expense. The lease is secured by the furniture and fixtures and equipment. The effective interest rate of this lease is 2.38%.
15.   RETIREMENT PLAN
We have a defined contribution retirement plan covering all employees and employees of affiliated dental practices. Employees are eligible to enter into the plan on the later of the date of hire or attainment of age 21 and are allowed to defer up to 100% of their compensation, subject to a limit determined by the Internal Revenue Service. The plan allows us to make discretionary matching contributions and Board-approved profit-sharing contributions. Our Board elected to forego a profit-sharing contribution for 2024 and 2023. There were safe harbor matching contributions of 3% of compensation to each eligible employee totaling approximately $3,474 in 2024 and $3,294 in 2023.

16.   VARIABLE INTEREST ENTITIES
Our affiliated dental practices employ dentists, contract with payors and deliver dental services to patients throughout the Minneapolis/St. Paul Metropolitan area; Rochester, Minnesota; Duluth, Minnesota; Sartell, Minnesota; and western Wisconsin. Park Dental Partners, Inc. provides a wide range of support services to the affiliated dental practices. Activities include but are not limited to operational support of clinical facilities, marketing, information technology infrastructure, and the sourcing and managing of dental plan contracts.
We evaluated whether we have a variable interest in our affiliated dental practices, whether practices are VIEs, and whether we have a controlling financial interest in them. We’ve concluded that there are variable interests in the affiliated dental practices on the basis of its Administrative Resources Agreements which provides for reimbursement of costs and management fee payable to us in exchange for providing management and administrative services related to the growth of the patient population, development of all necessary policies and operating procedures, including development and implementation of clinical practice guidelines, and quality assurance and utilization management programs. We have concluded that the success or failure of the dental resource organization (DRO) in conducting these support activities will most significantly impact the economic performance of our affiliated dental practices. In addition, our variable interests in these practices provide us with the right to receive benefits that could potentially be significant. We also note there are no assets of the affiliated dental practices that can not be used to settle obligations of the Company, and there are no liabilities of the affiliated dental practices for which creditors do not have recourse to the general credit of Park Dental Partners, Inc. as the primary beneficiary. The single member of each of the respective affiliated dental practices is a shareholder of the Park Dental Partners, Inc. As a result of this analysis, Park Dental Partners, Inc. concluded that it is the primary beneficiary of the affiliated dental practices and therefore consolidates their balance sheets, results of operations and cash flows. We perform a qualitative assessment of VIEs on an ongoing basis to determine if we continue to be the primary beneficiary. The combined assets and liabilities of the affiliated dental practices of PDG, TDS and OSM which are included within the consolidated financial statements of Park Dental Partners, Inc. are as follows:
(in thousands)	At December 31, 2024	At December 31, 2023
TOTAL ASSETS	$37,581	$36,384
TOTAL LIABILITIES	$29,601	$31,072
Due to the nature of the minority ownership in the affiliated dental practices, we concluded that the noncontrolling interests held by the single member shareholder in each of the respective affiliated dental practice have no economic value as the Administrative Resource Agreements provide for all substantive economic benefits to be derived by Park Dental Partners, or interest in the profits generated from the operations of the affiliated dental practices. Accordingly, we have not assigned any value to the non-controlling interests in the consolidated operations.
The noncontrolling interests are unable to direct the transfer of assets of the affiliated practice without the approval of Park Dental Partners, Inc. The respective single member shareholders are also unable to transfer their equity interest to other parties, without the approval by Park Dental Partners, Inc.
The liquidation of the affiliated practice entities is also controlled by Park Dental Partners, Inc. and although the single member shareholder have rights to cumulative profits of the practice upon termination of the Administrative resource agreement, the Agreement does not allow for any such distribution without the approval of Park Dental Partners, Inc.
17.   RELATED-PARTY TRANSACTIONS
We have lease agreements with entities that are minority owned by certain shareholders, members, and officers of the Company. Total lease liabilities for these properties was $22,799 at December 31, 2024, and $23,888 at December 31, 2023. As described in Note 9 — Long-term debt, we have outstanding subordinated Notes Payable. A portion of these subordinated Notes are due to certain related parties, the principal balance of which is $2,012, due at maturity and interest due quarterly through October 1, 2037.

18.   SUBSEQUENT EVENTS
We have evaluated events occurring subsequent to the date of the consolidated financial statements through May 21, 2025, and July 28, 2025 as to the effects of the revision discussed in Note 1, and September 3, 2025 as to the effects of the share conversion discussed in Note 1, which is the date the consolidated financial statements were issued.
No events have occurred that would require adjustments to disclosures in the consolidated financial statements.
******

1,535,000 Shares of Common stock
Underwriter Warrants to Purchase 92,100 Shares of Common stock
92,100 Shares Underlying the Underwriter Warrants
Common Stock

PRELIMINARY PROSPECTUS

Northland Capital MarketsCraig-Hallum

The date of this prospectus is            , 2025
Through and including   , 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of Common Stock being registered. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.
SEC registration fee	$3,000
FINRA filing fee	5,000
Nasdaq listing fee	5,000
Printing and engraving expenses	90,000
Legal fees and expenses	700,000
Accounting fees and expenses	850,000
Blue Sky fees and expenses (including legal fees)	202,000
Transfer agent and registrar fees and expenses	35,000
Miscellaneous	10,000
Total	$1,900,000
Item 14.   Indemnification of Directors and Officers
We are subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act (the “MBCA”). Section 302A.521 of the MBCA provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that, in the case of acts or omissions occurring in such person’s performance in an official capacity, such person must have acted in a manner such person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation.
In addition, Section 302A.521, subd. 3 requires us, upon written request, to pay reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.
Our amended and restated articles of incorporation provide that we will indemnify and advance expenses to each of our directors and officers to the fullest extent permitted by the MBCA as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the MBCA permitted us to provide prior to such the amendment) against any and all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement) actually and reasonably incurred by the director or officer or on the director’s or officer’s behalf in connection with any threatened, pending or completed proceeding to which he or she is or is threatened to be made a party because he or she is or was serving as one of our directors and/or officers, or at our request as a director or officer of another corporation, partnership, joint venture, trust, nonprofit entity or other enterprise (including service with respect to an employee benefit plan). Our articles of incorporation further provide that our board of directors may, in its sole and absolute discretion, indemnify and advance expenses to employees and agents.
In addition, our bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the articles of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise. Furthermore, our bylaws authorize us to provide insurance for our directors, officers, employees and agents and any person who is serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, nonprofit entity or other enterprise (including service with respect to an employee benefit plan), against any liability, expense or loss, whether or not we would have the power to indemnify such person against such liability, expense or loss under the MBCA or the bylaws.
In connection with the sale of Common Stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the articles and bylaws.
We also maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Common Stock being registered hereby, the underwriter will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
During the past three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of Securities Act of 1933, as amended, or the Securities Act. All of the below-referenced securities issued pursuant to the exemption from registration under Section 4(2) of the Securities Act are deemed restricted securities for the purposes of the Securities Act. In addition, the issuances in 2024 were also exempt pursuant to Rule 701.
In May 2023, shareholders voted to approve the creation of a new dental resource organization, a new type of DSO, owned by the shareholders. This reorganization event established Park Dental Partners, Inc., a Minnesota corporation and the official transition to the current legal and operating structure on October 1, 2023. Certain shareholders ownership interests in the affiliated dental practices were converted into common stock in Park Dental Partners, Inc. via a contribution and exchange agreement, whereby Park Dental Partners, Inc. received non-certain assets and liabilities in exchange for the transfer of common stock. In connection with the reorganization, a total of 5,000,000 shares of unrestricted and restricted common stock were issued in 2023.
From January 1, 2024 through December 31, 2024, a total of 275,176 and 109,849 shares of Common Stock were issued pursuant to our 2023 Restricted Stock Plan and 2023 Equity Incentive Plan, respectively. All of such shares grants were of restricted Common Stock other than 77,688 shares.
There were no underwriters employed in connection with any of the transactions described in this Item 15.
Item 16.   Exhibits.
(a)   See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b)   No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.   Undertakings.
(1)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(3)   The undersigned registrant hereby undertakes that:
(a)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 16.   EXHIBITS
A.   The Company hereby incorporates by reference as exhibits to this Form S-1/A the following documents:
Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement*
3.1	Third Amended and Restated Articles of Incorporation of the Company effective December 4, 2024**
3.2	Fourth Amended and Restated Articles of Incorporation of the Company effective August 2025**
3.3	Bylaws of the Company dated October 31, 2023**
3.4	Amendment No. 1 to Bylaws of the Company dated December 4, 2024**
4.1	Form of Common Stock Certificate of the Company**
4.2	Form of Representative’s Warrant Agreement*
4.3	Form of Lock-up Agreement*
4.4	Form of Amendment No. 1 to Lock-Up Agreement*
5.1	Opinion of Winthrop & Weinstine, P.A.*
10.1	Amended and Restated Credit Agreement by and among the Company, PDG, P.A., Dental Specialists of Minnesota, PLLC, Orthodontic Specialists of Minnesota, PLLC, The Facial Plan Center, PLLC, and PDP MN, LLC, as Borrowers, and U.S. Bank National Association as Lender dated March 27, 2024**
10.2	Amended and Restated Security Agreement by and among Company, PDG, P.A., Dental Specialists of Minnesota, PLLC, Orthodontic Specialists of Minnesota, PLLC, The Facial Plan Center, PLLC, and PDP MN, LLC, as Debtors, and U.S. Bank National Association as the Secured Party dated March 27, 2024**
10.3	Second Amended and Restated Revolving Note by and among Company, PDG, P.A., Dental Specialists of Minnesota, PLLC, Orthodontic Specialists of Minnesota, PLLC, The Facial Plan Center, PLLC, and PDP MN, LLC, as Borrowers, and U.S. Bank National Association as Lender dated March 27, 2024**
10.4	Term Note by and among Company, PDG, P.A., Dental Specialists of Minnesota, PLLC, Orthodontic Specialists of Minnesota, PLLC, The Facial Plan Center, PLLC, and PDP MN, LLC, as Borrowers, and U.S. Bank National Association as Lender dated March 27, 2024**
10.5	Senior Secured Note Purchase Agreement by and among PDG, P.A., Nick Swenson and certain other parties dated September 26, 2007**
10.6	Security Agreement between PDG, P.A., Nick Swenson and certain other parties dated October 12, 2007**
10.7	First Amendment to Senior Secured Note Purchase Agreement by and between PDG, P.A. and Nick Swenson dated February 20, 2009**
10.8	Subordination Agreement by and among PDG, P.A., Nick Swenson and U.S. Bank National Association dated March 16, 2015**
10.9	Amendment No. 2 to Senior Secured Note Purchase Agreement by and among the Company, PDG, P.A. and PDG 2007 LLC dated March 26, 2024**
10.10	Guaranty by the Company in favor of PDG 2007 LLC dated March 26, 2024**
10.11	Administrative Resources Agreement by and among the Company, Dental Specialists of Minnesota, PLLC, and Alan Law, D.D.S., Ph.D. dated October 1, 2023ŧ**
10.12	Administrative Resources Agreement by and among the Company, PDG, P.A., and Christopher Steele, D.D.S. dated October 1, 2023ŧ**

E-1

Exhibit Number	Description of Document
10.13	Administrative Resources Agreement by and among the Company, Orthodontic Specialists of Minnesota, PLLC, and Alan Law, D.D.S., Ph.D. dated October 1, 2023ŧ**
10.14	Park Dental Partners, Inc. 2023 Restricted Stock Plan#**
10.15	Form of Restricted Stock Agreement#**
10.16	Park Dental Partners, Inc. 2023 Equity Incentive Plan#**
10.17	Park Dental Partners, Inc. Employee Stock Purchase Plan#**
10.18	Employment Agreement, effective as of January 1, 2024, by and between Park Dental Partners, Inc. and Peter G. Swenson#**
10.19	Employment Agreement, effective as of January 1, 2024, by and between Park Dental Partners, Inc. and Christopher J. Bernander#**
10.20	Employment Agreement, effective as of January 1, 2011, by and between Dental Specialists of Minnesota, PLLC and Dr. Alan Law**
10.21	Employment Agreement, effective as of January 1, 2008, by and between PDG, P.A. and Dr. Christopher Steele**
10.22	Form of Director Indemnification Agreement**
14.1	Code of Ethics and Business Conduct**
21.1	List of Subsidiaries**
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm*
23.2	Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1 to this Registration Statement)*
24.1	Powers of Attorney (included on signature page to this Registration Statement)**
107	Filing Fee Table*

*
Filed Herewith

**
Previously Filed

#
Management contract or compensatory arrangement

ŧ
Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10)

E-2

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on November 18, 2025.
PARK DENTAL PARTNERS, INC.
By:
/s/ Christopher J. Bernander

Name:
Christopher J. Bernander

Title:
Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Peter G. Swenson Peter G. Swenson	President, Chief Executive Officer and Chairman (Principal Executive Officer)	November 18, 2025
/s/ Christopher J. Bernander Christopher J. Bernander	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 18, 2025
* Dr. Todd Gerlach	Director	November 18, 2025
* Dr. Alan Law	Director	November 18, 2025
* Dr. Christopher Steele	Director	November 18, 2025
* Philip I. Smith	Director	November 18, 2025
* Christopher C. Smith	Director	November 18, 2025
* Anna M. Schaefer	Director	November 18, 2025
*By:	/s/ Peter G. Swenson Peter G. Swenson Attorney-in-fact